
04011572

# CNF Inc.
## 2003 Annual Report



# CNF:
# Leaders in the World of Global Supply Chain Solutions



## CNF Company Description

CNF Inc. is a $5.1 billion company that provides supply chain management and transportation services for commercial and industrial customers throughout North America and the world. The company has two principal business units: Con-Way Transportation Services and Menlo Worldwide. Con-Way offers full-service less-than-truckload (LTL) regional next-day and second-day trucking, expedited transportation, logistics, air freight forwarding and truckload brokerage services. The companies of Menlo Worldwide provide global air and ocean freight forwarding, customs brokerage, expedited transportation and logistics services, including third- and fourth-party logistics, as well as supply chain technology, engineering and consulting. Additional information about CNF and its companies can be found at cnf.com.

# Financial Highlights

| (Dollars in thousands except per share data) | 2003 | 2002 |
|---|---|---|
| Revenues | **$5,104,332** | $4,762,119 |
| Con-Way Transportation Services | **2,212,597** | 2,011,477 |
| Menlo Worldwide | **2,891,448** | 2,747,801 |
| Forwarding | **1,881,496** | 1,778,712 |
| Logistics | **1,009,952** | 969,089 |
| CNF Other | **287** | 2,841 |
| Operating Income (Loss) | **191,437** | 181,820 |
| Con-Way Transportation Services | **195,343** | 147,154 |
| Menlo Worldwide | **<1,549>** | 38,035 |
| Forwarding | **<47,579>** | <11,980> |
| Logistics | **25,312** | 31,827 |
| Other | **20,718** | 18,188 |
| CNF Other | **<2,357>** | <3,369> |

| | 2003 | 2002 |
|---|---|---|
| Income From Continuing Operations | **92,024** | 114,209 |
| Net Income Available to Common Shareholders | **83,785** | 93,561 |
| Shareholders' Equity | **818,808** | 717,998 |
| Per Share | | |
| Basic Earnings From Continuing Operations | **$ 1.69** | $ 2.16 |
| Diluted Earnings From Continuing Operations | **1.57** | 1.96 |
| Common Dividends Paid | **0.40** | 0.40 |
| Common Shareholders' Equity | **15.21** | 13.43 |
| Average Shares Outstanding | | |
| Basic | **49,537,945** | 49,139,134 |
| Diluted | **56,725,667** | 56,655,570 |

For information regarding items that materially affect the year-to-year comparisons of Net Income From Continuing Operations, refer to Item 6, "Selected Financial Data," and Item 7, "Management's Discussion and Analysis," of the 2003 Annual Report on Form 10-K.

was recently honored as the best new corporate university of 2003. In addition to these honors, we are proud that CNF again made *Fortune*'s List of Most Admired Companies this past year.

## Board of Directors

At the beginning of 2004, two of CNF's long-serving senior executives decided to retire. Don Moffitt retired as CNF's chairman of the board of directors effective the end of January and the board elected vice chairman Dr. W. Keith Kennedy, Jr., to assume the chairmanship. Keith has served on the CNF board since 1996. He

### Revenue, in Billions



$5.0
$5.6
$4.9
$4.8
$5.1
1999
2000
2001
2002
2003


retired in 2000 after 12 years as president and chief executive officer of Watkins-Johnson Co.

Don's career here began in 1955, and as we quietly recognize our 75th anniversary this year, we will often think of him and his many contributions. No one has served the company longer and we wish Don the very best.

In February, President and CEO Greg Quesnel announced his intention to retire from the company and the board in July. Greg has served CNF for 29 years, six as CEO. The board has formed a search committee and will consider both internal and external CEO candidates.

The board has appointed two new members to fill the positions left by Don and Kevin Burns, who has resigned after two years' service: Peter W. Stott, president and CEO of Crown Pacific, an integrated forest products company in Portland, Oregon, and Chelsea "Chip" White III, chair of transportation and logistics at the Georgia Institute of Technology, in Atlanta, Georgia. We look forward to the additional expertise Peter and Chip will bring to our board.

## Outlook

We are cautiously optimistic that the economic upturn we are seeing will be sustained, but it is too soon to tell. Con-Way's operating leverage is obvious, and we are convinced Menlo Worldwide's will follow.

We plan to grow our revenues and increase our profits as the strength of this recovering economy provides vitality to our companies. For the longer term, we will explore ways to add new revenue to the enterprise and deploy new strategies so that we may once again grow CNF at a pace that exceeds the U.S. economy. In essence, we will adhere to Don Moffitt's credo, "never stand still."

We look forward to the year ahead knowing much progress was made in 2003 and much opportunity is available to us in 2004.

**W. Keith Kennedy, Jr.**
Chairman of the Board of Directors

**Gregory L. Quesnel**
President and Chief Executive Officer
March 4, 2004

assume responsibility for more of its logistics operations worldwide. The new contract provides for a management fee, with additional amounts dependent on Vector's ability to help GM attain its cost reduction targets. CNF and GM are confident of Vector's continued success.

CNF's balance sheet, which began the year strong, ended even stronger with improved liquidity, including $321 million in cash, up $51 million from year-end 2002. This cash management accomplishment is particularly noteworthy given the issues that faced the company in 2002 and 2003 following the closure of our cargo airline and the subsequent payout of more than $300 million related to the closure, including the buyout of aircraft leases.

During 2003 we changed the name of the Forwarding unit from Emery Forwarding to Menlo Worldwide Forwarding, completing the final transition of the Menlo Worldwide companies to their new brand identity. Driving the formation of Menlo Worldwide was our desire to give Logistics access to Forwarding's broad international customer base, and to allow Forwarding's customers access to more logistics capabilities. As we expected, this is helping the Menlo Worldwide companies become providers of end-to-end supply chain solutions, not just supply chain services.

In 2003, Con-Way celebrated its 20th year by continuing to lead the LTL trucking industry in profitability, service and innovation, with an ever-wider range of transportation products and logistics services. In September, Con-Way became the first LTL trucking company to announce a transit time money-back guarantee on all shipments moving under its primary tariff. You have to be supremely confident in your service to do this, and Con-Way is rightfully so. We believe the program has brought many new customers into the Con-Way fold. Later in September, Con-Way was rated the most innovative user of information technology of any shipping and logistics company in the U.S. by *Information Week* magazine. Con-Way ranked 15th of all companies surveyed, ahead of larger global parcel companies and trucking competitors.

## Net Income, in Millions


$182.3
$126.8
$(402.9)
$93.6
$83.8
1999
2000
2001
2002
2003

Menlo Worldwide was also recognized for its information technology prowess, in its case by *CIO* magazine, which honored it with the CIO 100 Award. This award recognizes organizations around the world that excel in positive business performance through resourceful IT management and practices. Menlo Worldwide Technologies this year began offering its award-winning supply chain management expertise to businesses that choose to manage their own logistics operations. This initiative, Menlo DirectTech, provides access to a range of services from stand-alone software, process engineering and network analysis to system configuration. Menlo Worldwide also this year officially opened Menlo University, a center for companywide training and development that

# CNF: The Year in Review

The year 2003 ended for CNF much stronger than it began—stronger, in fact, than it usually does thanks to a robust pickup in the U.S. economy. Our 2003 diluted earnings per share totaled $1.57, almost a third of which we earned in the fourth quarter. Diluted earnings per share of 49 cents were up 20 percent from the prior year's fourth quarter despite a restructuring charge in 2003 and a benefit from a contract settlement in 2002. So far, this positive momentum is carrying on into 2004.

In addition to the strengthening economy, our improvement has also been



driven by our tight control of costs. Our operating leverage is most evident at Con-Way, where fourth-quarter operating income rose 58 percent on revenue and weight increases of about 10 percent each compared to the prior year. This outstanding achievement is a tribute to Con-Way's excellent productivity and market position. Con-Way's fourth-quarter operating profit was the highest of any quarter in more than three years.

At Menlo Worldwide, results were uneven and the effects of the improving economy are taking longer to appear. International revenue at Forwarding grew strongly throughout the year and is now 70 percent of total revenue, while North American revenue continued to decline. Since the majority of the international business originates in, is destined to, or passes through our North American transportation network, it is a vital part of our global Forwarding operations. In the fourth quarter, the Forwarding unit took a $7.8 million restructuring charge as it continues to work to reduce the fixed cost of the North American network to better match its lower revenue and overnight freight volume while maintaining its national coverage, customer service and ability to serve the



W. Keith Kennedy, Jr., Chairman, and Gregory L. Quesnel, President and Chief Executive Officer



international market. It is a delicate balance and we continue working to restore profitability to this important part of our business.

Menlo Worldwide Logistics had reduced profits in 2003 because of lower transaction volume at many of its largest customers due to the soft economy in the first half of the year, and because of less consulting and systems integration work throughout the year. Menlo Logistics once again had excellent returns on capital. At our other logistics operation, Vector SCM, we completed negotiation of a new contract with its joint venture partner and primary customer, General Motors. Based on its success to date, GM is eager for Vector to

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Fiscal Year Ended December 31, 2003**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Transition Period From to**

**Commission File Number 1-5046**

# CNF INC.

**Incorporated in the State of Delaware**
**I.R.S. Employer Identification No. 94-1444798**
**3240 Hillview Avenue, Palo Alto, California 94304**
**Telephone Number (650) 494-2900**
**www.cnf.com**

**Securities Registered Pursuant to Section 12(b) of the Act:**

| Common Stock ($.625 par value) | New York Stock Exchange<br>Pacific Exchange |
|---|---|
| (Title of Each Class) | (Name of Each Exchange on Which Registered) |

**Securities Registered Pursuant to Section 12(g) of the Act:**

**8⅞% Notes Due 2010**
**7.35% Notes Due 2005**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☒ Yes ☐ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Aggregate market value of voting stock held by persons other than Directors, Officers and those shareholders holding more than 5% of the outstanding voting stock, based upon the closing price per share Composite Tape on June 30, 2003: $851,040,333

Number of shares of Common Stock outstanding as of January 31, 2004: 50,011,311

**DOCUMENTS INCORPORATED BY REFERENCE**

**Part III**

Proxy Statement for CNF's Annual Meeting of Shareholders to be held on April 20, 2004 (only those portions referenced specifically herein are incorporated in this Form 10-K).

**CNF INC.**

**FORM 10-K**
**Year Ended December 31, 2003**

## INDEX

**CNF INC.**

**FORM 10-K**
**Year Ended December 31, 2003**

**PART I**

## ITEM 1. BUSINESS

*Legal Organization*

CNF Inc. was incorporated in Delaware in 1958, and in 2001, changed its name from CNF Transportation Inc. to CNF Inc. CNF Inc. and its subsidiaries ("CNF") provide supply chain management services for business-to-business shipments by land, air and sea throughout the world.

At December 31, 2003, CNF owned 100% of the capital stock of Con-Way Transportation Services, Inc., Con-Way NOW, Inc., Con-Way Logistics, Inc., Con-Way Air Express, Inc., Menlo Worldwide, LLC, Emery Worldwide Airlines, Inc., and other less significant wholly owned subsidiaries. In December 2001, CNF formed Menlo Worldwide, LLC, and in December 2002, CNF transferred 100% of the capital stock of Menlo Worldwide Forwarding, Inc., Menlo Worldwide Expedite!, Inc. and Menlo Logistics, Inc. (also known as Menlo Worldwide Logistics) to Menlo Worldwide, LLC. In August 2003, CNF also transferred its majority ownership interest in the Vector SCM joint venture with General Motors to Menlo Worldwide, LLC.

*Reporting Segments*

Information on reporting segments is presented in the manner in which components are organized for making operating decisions, assessing performance and allocating resources, which may be different than the manner in which components are organized for legal purposes, as described above. Accordingly, for financial reporting purposes, CNF is divided into five segments. The Menlo Worldwide group of businesses, which was formed effective in 2002, represents the collective operating results of the separate Menlo Worldwide Forwarding (formerly Emery Forwarding), Menlo Worldwide Logistics and Menlo Worldwide Other reporting segments.

**Con-Way Transportation Services reporting segment ("Con-Way").** Includes the combined operating results of Con-Way Transportation Services, Inc. and its subsidiaries and affiliated companies. Con-Way provides next-day, second-day and transcontinental freight trucking throughout the U.S., Canada, Puerto Rico, and Mexico, as well as expedited transportation, air freight forwarding, contract logistics and warehousing and truckload brokerage services.

**Menlo Worldwide Forwarding reporting segment ("Forwarding").** Includes the combined operating results of Menlo Worldwide Forwarding, Inc. ("MWF"), previously Emery Air Freight Corporation, and its subsidiaries, Menlo Worldwide Expedite!, Inc. (formerly Emery Expedite! Inc.) and a portion of the operations of Emery Worldwide Airlines, Inc. ("EWA"), which ceased air carrier operations in December 2001. Forwarding provides time-definite domestic and international air freight and ocean forwarding services, customs brokerage, and other trade services.

**Menlo Worldwide Logistics reporting segment ("Logistics").** Includes the operating results of Menlo Worldwide Logistics and its subsidiaries. Menlo Worldwide Logistics develops integrated contract logistics solutions, including the management of complex distribution networks and supply chain engineering and consulting.

**Menlo Worldwide Other reporting segment.** Includes the operating results of Vector SCM, a company jointly owned by Menlo Worldwide, LLC and General Motors ("GM"). It serves as the lead logistics manager for GM.

**CNF Other reporting segment.** Includes the operating results of Road Systems, Inc., a trailer manufacturer, and certain corporate activities.

For financial information concerning CNF's geographic and reporting segment operating results, refer to Item 8, "Financial Statements and Supplementary Data," under Note 16, "Segment Reporting."

*Information Available on Website*

CNF makes available, free of charge, on its website at "www.cnf.com," under the headings "Investor Relations/Annual Report, Proxy and Other SEC Filings," copies of its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to those reports, in each case as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission.

In addition, CNF makes available, free of charge, on its website at "www.cnf.com," under the headings "Investor Relations/Corporate Governance," current copies of the following documents: (i) the charters of the Audit, Compensation, and Director Affairs Committees of its Board of Directors; (ii) its Corporate Governance Guidelines; (iii) its Code of Ethics for Chief Executive and Senior Financial Officers; (iv) its Code of Business Conduct and Ethics for Directors; and (v) its Code of Ethics for employees. Copies of these documents are also available in print to shareholders upon request, addressed to the Corporate Secretary at 3240 Hillview Avenue, Palo Alto, California 94304.

None of the information on CNF's website shall be deemed to be a part of this report.

## Con-Way Transportation Services

*Con-Way Regional Carriers*

Con-Way's primary business units are regional less-than-truckload ("LTL") motor carriers that operate a combined network of freight service centers that provide complete market coverage in North America. The regional carriers provide industry-leading time-definite delivery service to manufacturing, industrial, commercial and retail business-to-business customers, and consist of Con-Way Western Express ("CWX"), which serves 13 Western states, including Hawaii and Alaska, with service into Mexico; Con-Way Central Express ("CCX"), which serves 25 central and eastern states; Con-Way Southern Express ("CSE"), which serves 12 southeastern states, the District of Columbia and Puerto Rico; and Con-Way Canada Express, which serves 11 Canadian provinces. In 2003, the regional carriers accounted for 94.1% of Con-Way's revenue.

Typically, LTL carriers transport shipments weighing between 100 and 15,000 pounds from multiple shippers utilizing a network of freight service centers combined with a fleet of line-haul and pickup-and-delivery tractors and trailers. Freight is picked up from customers and consolidated for shipment at the originating service center. The freight is then loaded into trailers and transferred to the destination service center providing service to the delivery area. At the destination service center, the freight is delivered to the customer.

*Con-Way NOW, Con-Way Logistics and Con-Way Air Express*

In addition to the regional LTL carriers, Con-Way operates a group of asset-light businesses, including Con-Way NOW, Con-Way Logistics, and Con-Way Air Express. Con-Way defines "asset-light" businesses as those subsidiaries or affiliated companies that require a comparatively smaller capital investment than its LTL operations.

Con-Way NOW specializes in time-definite shipments, such as replacement parts, medical equipment and other urgent shipments, where expedited delivery is critical. Con-Way NOW has delivery service in 48 states and parts of Canada.

Con-Way Logistics offers integrated supply chain services for shippers, using its own warehouses, transportation provided by other ground and air carriers as well as Con-Way's regional carriers and alliances with leading supply chain software firms.

Con-Way Air Express ("CAX") is an air freight forwarder that arranges freight shipments using transportation provided by other operators, including commercial airlines, dedicated air operators and drayage companies. Through an agency network and connections with other Con-Way components, CAX provides full-service coverage in the United States and Puerto Rico.

Prior to the sale of most of its assets in August 2000, Con-Way Truckload Services operated as a full-service, multi-modal truckload company that provided door-to-door delivery of truckload shipments.

*Con-Way-Competitive Conditions*

The trucking, logistics and air freight forwarding industries are intensely competitive. Principal competitors of Con-Way include regional and national LTL companies. Competition in the trucking industry is based on freight rates, service, reliability, transit times and scope of operations.

**Menlo Worldwide**

Effective January 1, 2002, CNF combined its Forwarding, Logistics and Vector SCM units to form Menlo Worldwide, a business that provides a full range of logistics services from a single source. The formation of Menlo Worldwide was intended to address a trend among businesses to outsource the management of increasingly complex supply chain and logistics services in order to lower costs, reduce inventories and increase speed, flexibility and efficiency. The Menlo Worldwide companies were aligned to meet this demand by combining their air and ocean freight forwarding capabilities, extensive proprietary information systems and full range of value-added supply chain management services including transportation, warehouse, inventory management and customs clearance on a global scale. The Menlo Worldwide sales team markets all global services provided by the Menlo Worldwide companies to deliver customer-specific solutions using bundled forwarding and logistics services.

**Menlo Worldwide – Forwarding**

Forwarding provides expedited and deferred domestic and international air freight service, ocean container service, and customs brokerage. As described below under "Forwarding – International," and "Forwarding – North America," Forwarding utilizes primarily commercial airlines for the transportation of its customers' freight in international markets and, for the transportation of freight within North America, Forwarding relies primarily upon third-party air carriers and its own dedicated ground transportation network.

*Restructuring Plans*

Prior to the restructuring described in the following paragraph, Forwarding provided air freight services in North America using owned and leased aircraft operated by EWA and, to a lesser extent, owned and leased aircraft operated by third parties. EWA, a separate subsidiary of CNF, is included in the Forwarding reporting segment except for EWA's previous operations under the now-terminated Priority Mail contract with the U.S. Postal Service ("USPS"), which are reported separately as discontinued operations.

In June 2001, Forwarding began an operational restructuring to align it with management's estimates of future business prospects for domestic heavy air freight and to address changes in market conditions, which deteriorated due primarily to a slowing domestic economy and loss of EWA's contracts with the USPS to transport Express Mail and Priority Mail. The $340.5 million second-quarter restructuring charge in 2001 consisted primarily of non-cash impairment charges and estimated future cash expenditures related primarily to the return to lessors of certain aircraft leased to EWA. Based on issues identified during inspections conducted by the Federal Aviation Administration ("FAA"), on August 13, 2001, EWA was required to suspend its air carrier operations as part of an interim settlement agreement with the FAA. As a result, EWA furloughed approximately 400 pilots and crew members and Forwarding made arrangements to continue its service to customers by utilizing aircraft operated by several other air carriers. Primarily in response to the FAA action and a worsening global economic downturn, Forwarding re-evaluated its restructuring plan. On December 5, 2001, CNF announced that Forwarding in 2002 would become part of CNF's new Menlo Worldwide group of supply chain services providers and in North America would utilize aircraft operated by other air carriers instead of EWA operating its own fleet of aircraft, and that EWA would permanently cease air carrier operations. In connection with the revised restructuring plan, in the fourth quarter of 2001 Forwarding recognized additional restructuring charges of $311.7 million for the planned disposal of leased aircraft, cessation of EWA's remaining operations, employee separation costs for 157 of EWA's non-pilot employees, and other costs.

For further discussion of FAA actions and other regulatory matters, including the termination of EWA's air carrier operations in 2001 and the surrender of EWA's air carrier certificate in 2002, refer to " – Regulation – Air Transportation."

In response to continued declines in North American air freight revenue, Forwarding continued restructuring its operations in the fourth quarter of 2003, primarily to reduce the costs of its North American freight service center network. Under the restructuring plan, Forwarding closed nine freight service centers located in markets for which the transportation of shipments between service centers and customers could be served more cost effectively by cartage agents.

For further discussion of Forwarding's restructuring plans, refer to "Results of Operations – Menlo Worldwide – Forwarding – Restructuring Plans" under Item 7, "Management's Discussion and Analysis." For cumulative activity related to Forwarding's 2001 and 2003 restructuring charges, refer to Note 3, "Restructuring Plans," under Item 8, "Financial Statements and Supplementary Data."

For further discussion of Forwarding's terminated Express Mail contract with the USPS, refer to "Results of Operations – Menlo Worldwide – Forwarding – Express Mail Contract," under Item 7, "Management's Discussion and Analysis." For a discussion of Forwarding's terminated Priority Mail contract with the USPS, refer to "Results of Operations – Discontinued Operations – Priority Mail Contract," under Item 7, "Management's Discussion and Analysis."

*Forwarding - International*

Internationally, Forwarding provides air and ocean freight transportation services, using primarily commercial airlines and ocean carriers. International business comprises shipments that either originate or terminate outside of the United States. For international air freight with an origination or destination point in North America, Forwarding primarily utilizes its hub-and-spoke freight service center network and dedicated ground transportation fleet for pickup-and-delivery service and for the consolidation or deconsolidation of customer shipments. At origination or destination points in continents other than North America, these activities are primarily completed by third-party cartage agents. International business is marketed through Forwarding's domestic network of sales offices as well as its international network of foreign subsidiaries, branches and agents.

*Forwarding - North America*

Forwarding's hub-and-spoke system is centered at the Dayton, Ohio International Airport, where its leased air cargo facility (the "Hub") and related support facilities are located. The Hub handles a wide variety of shipments, ranging from small packages to heavyweight cargo. While Forwarding's freight system is designed to handle parcels, packages and shipments of a variety of sizes and weights, its air freight operations are focused primarily on heavy air freight (defined as shipments of 70 pounds or more). In addition to the Hub, Forwarding operates nine regional hubs, strategically located around the United States, and a system of freight service centers and sales offices.

In North America, Forwarding primarily utilizes third-party air carriers to transport customer shipments between hub and freight service center facilities. The aircraft used to transport customer shipments are primarily owned or leased by the third-party air carriers. However, as of December 31, 2003, the third-party air carriers also operated 11 aircraft that were owned or leased by EWA. The duration of Forwarding's agreements with the third-party air carriers, which range from one week to 21 months, is intended to provide Forwarding with the flexibility to adjust its fleet size to meet changes in demand due to seasonality or market conditions. For the pickup and delivery of customer shipments in North America, Forwarding primarily utilizes its dedicated ground transportation fleet, and to a lesser degree, cartage agents.

*Other Business Units*

Forwarding has established several variable-cost-based business units to enhance the range of services it can offer to its customers. Menlo Worldwide Expedite! is a rapid-response freight handling subsidiary that provides door-to-door delivery of shipments in North America and overseas. Menlo Worldwide Trade Services (formerly Emery Customs Brokerage) provides full-service customs clearance regardless of mode or carrier.

*Competition*

The air freight industry is intensely competitive. Principal competitors of Forwarding include integrated air freight carriers, air freight forwarders and international airlines and, to a lesser extent, trucking companies and passenger and cargo air carriers. Competition in the air freight industry is based on, among other things, freight rates, quality of service, reliability, transit times and scope of operations.

**Menlo Worldwide – Logistics**

Logistics specializes in developing and managing complex national and global supply and distribution networks, including transportation management, dedicated contract warehousing, dedicated contract carriage and supply chain consulting services. Transportation management refers to the management of third-party transportation providers for customers' inbound/outbound supply chain needs through the use of state-of-the-art logistics management systems to consolidate, book and track shipments. Contract warehousing refers to the optimization of warehouse operations for customers using technology and warehouse management systems to reduce inventory carrying costs and supply chain cycle times. For several customers, contract-warehousing operations include light assembly or kitting operations, where manuals and cords are packed with the finished goods prior to distribution. Logistics' ability to link these systems with its customers' internal enterprise resource planning systems is intended to provide customers with improved visibility to their supply chains. Contract carriage refers to the management of a dedicated transportation fleet for a single customer.

Since the formation of Logistics in 1990, the third-party logistics industry has grown significantly as the outsourcing of non-core functions, such as distribution, has become more commonplace and businesses increasingly evaluate overall logistics costs. The ability to access information through computer networks also increases the value of capturing real-time logistics information to track inventories, shipments and deliveries. These industry trends, combined with Logistics' ability to provide solutions for complex supply chain issues, have helped it to secure new contracts and expand contracts with existing customers, which are primarily large companies.

At December 31, 2003, Logistics' client base included 40 companies, many of which are Fortune 200 businesses. Four customers, each with a Standard & Poors investment-grade credit rating, collectively accounted for 52.4% of the revenue reported for the Menlo Worldwide Logistics reporting segment in 2003. Although no single Logistics customer accounts for more than 3.8% of the consolidated revenue of CNF and its subsidiaries, the loss of significant revenue from any of Logistics' major customers by termination of the customer relationship for any reason, including the business failure of the customer, could have an adverse effect on Logistics' results of operations. Logistics generally seeks to mitigate risks related to the termination of a customer relationship, for reasons other than the business failure of a customer, by requiring that any facility or major equipment lease that it enters into on behalf of a customer must be assumed by the customer upon termination of the arrangement. Compensation from Logistics' customers takes different forms, including cost-plus, gain-sharing, transaction, fixed-dollar and consulting fees.

*Competition*

The third-party logistics industry is intensely competitive. Competition for larger projects is generally based on the ability to rapidly implement technology-based transportation and logistics solutions. Competitors in the logistics industry are numerous and include domestic and foreign logistics companies, the logistics arms of integrated transportation companies and contract manufacturers; however, Logistics primarily competes against a limited number of major competitors that have resources sufficient to provide services under large logistics contracts.

**Menlo Worldwide Other**

In December 2000, CNF and GM formed the Vector SCM (supply chain management) joint venture for the purpose of providing logistics management services on a global basis for GM, and ultimately for customers in addition to GM. In August 2003, CNF transferred its majority ownership interest in Vector SCM ("Vector") to Menlo Worldwide, LLC. Although Menlo Worldwide, LLC ("MW") owns a majority interest in Vector, MW's portion of Vector's operating results are reported in the Menlo Worldwide Other reporting segment as an equity-method investment based on GM's ability to control certain operating decisions. Vector was established to reduce GM's supply chain costs and improve GM's supply chain management by bringing increased speed, flexibility and reliability to GM's global supply chain, including shipment of parts to manufacturing plants and vehicles to dealers.

Prior to the amendments described below, agreements pertaining to Vector (collectively, "Vector Agreements") provided that Vector would be compensated by sharing in efficiency gains and cost savings achieved through the implementation of Approved Business Cases ("ABCs") and other special projects in GM's North America region and three international regions. An ABC is a project, developed with and approved by GM, aimed at reducing costs, assuming operational responsibilities, and/or achievement of operational changes.

In August 2003, the Vector Agreements were amended, primarily to expedite the transition of logistics services in the North America region from GM to Vector. The amendments changed the compensation principles for GM's North American logistics operations, revised the allocation of Vector's profit between GM and MW, and modified the formula for the valuation of Vector in the event that MW exercises its Put Right, as more fully discussed in Item 7, "Management's Discussion and Analysis," under "Results of Operations – Menlo Worldwide – Menlo Worldwide Other." Also refer to Note 4, "Investment in Unconsolidated Joint Venture" in Item 8, "Financial Statements and Supplementary Data."

**CNF Other**

The CNF Other reporting segment included the operating results of Road Systems, Inc. and certain corporate activities. A majority of the revenue from Road Systems was from sales to other CNF subsidiaries and, prior to its bankruptcy in September 2002, Consolidated Freightways Corporation.

**Discontinued Operations**

*Priority Mail Contract*

On November 3, 2000, EWA and the USPS announced an agreement to terminate their contract for the transportation and sortation of Priority Mail (the "Priority Mail contract"), which was originally scheduled to terminate in the first quarter of 2002, subject to renewal options. Under separate agreements, the USPS agreed to reimburse EWA for Priority Mail contract termination costs and settle claims relating to the underpayment of amounts owed to EWA under the Priority Mail contract. As described under "Results of Operations – Discontinued Operations – Priority Mail Contract," of Item 7, "Management's Discussion and Analysis," claims relating to amounts owed to EWA under the Priority Mail contract were settled in connection with payments from the USPS to EWA in 2002 and 2001.

*Spin-Off of CFC*

On December 2, 1996, CNF completed the spin-off of Consolidated Freightways Corporation ("CFC") to CNF's shareholders. Refer to Item 7, "Management's Discussion and Analysis" under "Liquidity and Capital Resources – Discontinued Operations – Spin-Off of CFC" for a discussion of matters related to CFC's filing for bankruptcy in September 2002.

## General

*Employees*

At December 31, 2003, CNF's operations had approximately 26,000 regular full-time employees. The approximate number of regular full-time employees by segment was as follows: Con-Way, 16,000; Forwarding, 6,500, including 900 covered by collective bargaining agreements; Logistics, 1,800; Menlo Worldwide Other, 900; CNF Other, 800. The 800 employees included in the CNF Other segment consist primarily of executive, administrative and technology positions that support CNF's operating subsidiaries.

*Cyclicality and Seasonality*

CNF's businesses operate in industries that are affected by general economic conditions and seasonal fluctuations, both of which affect demand for transportation services. In the trucking and airfreight industries, for a typical year, the months of September and October usually have the highest business levels while the months of December, January and February usually have the lowest business levels.

## Regulation

*Air Transportation*

Based on issues identified during inspections conducted by the FAA, on August 13, 2001, EWA was required to suspend its air carrier operations as part of an interim settlement agreement with the FAA, as more fully discussed in Item 7, "Management's Discussion and Analysis," under "Results of Operations – Forwarding – Restructuring Plans." In a final settlement agreement with the FAA entered into on September 17, 2001, EWA agreed to pay a $1 million civil penalty related to alleged operations, avionics, and maintenance irregularities. EWA surrendered its air carrier certificate on December 4, 2002.

Forwarding is subject to certain FAA regulations pertaining to freight handling, including maintenance and upkeep of air cargo containers and safety, including the transportation of hazardous materials, as more fully discussed below under " –Environmental." However, since EWA ceased air carrier operations in 2001, it no longer is a certificated air carrier and is not subject to the FAA aircraft-related safety regulations.

*Ground Transportation*

The motor carrier industry is subject to federal regulation by the Federal Motor Carrier Safety Administration ("FMCSA") and the Surface Transportation Board ("STB"), both of which are units of the U.S. Department of Transportation ("DOT"). The FMCSA enforces comprehensive trucking safety regulations and performs certain functions relating to such matters as motor carrier registration, cargo and liability insurance, extension of credit to motor carrier customers, and leasing of equipment by motor carriers from owner-operators. The STB has authority to resolve certain types of pricing disputes and authorize certain types of intercarrier agreements.

At the state level, federal preemption of economic regulation does not prevent the states from regulating motor vehicle safety on their highways. In addition, federal law allows all states to impose insurance requirements on motor carriers conducting business within their borders, and empowers most states to require motor carriers conducting interstate operations through their territory to make annual filings verifying that they hold appropriate registrations from FMCSA. Motor carriers also must pay state fuel taxes and vehicle registration fees, which normally are apportioned on the basis of mileage operated in each state.

In April of 2003, the FMCSA issued a final rule to change the regulations governing hours of service for commercial truck drivers. The new rules increase the total consecutive off-duty hours a driver must take prior to driving in interstate commerce, reduce the total daily consecutive driving and on-duty hours allowed, and increase the number of weekend hours a driver must rest prior to the start of a new on-duty cycle. Motor carriers are required to comply with the new regulations effective January 4, 2004. Con-Way's management does not believe the new rules will have a material effect on its operations.

*Environmental*

CNF is subject to laws and regulations that (i) govern activities or operations that may have adverse environmental effects such as discharges to air and water, as well as handling and disposal practices for solid and hazardous waste, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. Environmental liabilities relating to CNF's properties may be imposed regardless of whether CNF leases or owns the properties in question and regardless of whether such environmental conditions were created by CNF or by a prior owner or tenant, and also may be imposed with respect to properties which CNF may have owned or leased in the past. CNF has provided for its estimate of remediation costs at these sites.

CNF's operations involve the storage, handling and use of diesel and jet fuel and other hazardous substances. In particular, CNF is subject to environmental laws and regulations dealing with underground fuel storage tanks and the transportation of hazardous materials. In 2003, Forwarding resolved an outstanding matter related to an investigation by the DOT and the FAA into the handling of so-called hazardous materials by MWF and EWA. EWA was fined and recognized a $6.5 million charge in the third quarter of 2003. As a condition of the resolution, MWF is required to develop and implement a hazardous materials compliance program to detect and prevent future violations. For a three-year period, MWF is required to engage an approved third-party auditor to assess whether its hazardous materials operation is consistently in compliance with all applicable laws.

CNF has been designated a Potentially Responsible Party ("PRP") by the EPA with respect to the disposal of hazardous substances at various sites. CNF expects that its share of the clean-up costs will not have a material adverse effect on CNF's financial condition, cash flows, or results of operations.

*Homeland Security*

CNF is subject to compliance with cargo security and transportation regulations issued by the Transportation Security Administration and by the Department of Homeland Security, including regulation by the new Bureau of Customs and Border Protection ("CBP"). CNF believes that it will be able to comply with pending CBP rules, which will require pre-notification of cross-border shipments, with no material effect on its operations.

Con-Way's regional carriers and Forwarding, as well as certain other subsidiaries, are approved by the CBP to participate in the voluntary Customs-Trade Partnership Against Terrorism program ("C-TPAT"). The C-TPAT was designed in 2002 to provide a process to facilitate the efficient release of goods and provide resolution of any outstanding issues affecting CBP processing of cross-border shipments. As participants of C-TPAT, these subsidiaries have developed security measures that have been reviewed and certified by the CBP.

## ITEM 2. PROPERTIES

Management believes that CNF's facilities are suitable and adequate, that they are being appropriately utilized, and that they have sufficient capacity to meet operational needs in the foreseeable future. Management continuously reviews anticipated requirements for facilities and may acquire additional facilities and/or dispose of existing facilities as appropriate.

### Con-Way Transportation Services

As of December 31, 2003, Con-Way's regional carriers operated 336 freight service centers, of which 138 were owned and 198 were leased. The service centers, which are strategically located to cover the geographic areas served by Con-Way, represent physical buildings and real property with dock, office and/or shop space. These facilities do not include meet-and-turn points, which generally represent small owned or leased real property with no physical structures. The total number of trucks, tractors and trailers utilized by the Con-Way regional carriers at December 31, 2003 was approximately 28,100.

At December 31, 2003, Con-Way Logistics leased 7 warehouses in the U.S. and Con-Way Air Express operated 13 leased warehouse and service center facilities.

### Menlo Worldwide – Forwarding

Forwarding's Hub, which encompasses approximately 800,000 square feet, is centered at the Dayton, Ohio International Airport. The Hub was financed by industrial revenue bonds, of which $108 million in principal amount was outstanding as of December 31, 2003.

As of December 31, 2003, Forwarding operated 102 freight facilities in North America, including nine regional hubs, as well as service centers, of which 10 were owned and 92 were leased. The freight service centers are strategically located to cover the geographic areas served by Forwarding. Additionally, Forwarding leased 25 facilities for office space. At December 31, 2003, Forwarding operated 133 leased facilities in international locations, including freight service centers, logistics warehouses and office space.

As described above under Item 1, "Business—Menlo Worldwide—Forwarding—International," Forwarding primarily utilizes third-party air carriers to transport North American customer shipments between hub and freight service center facilities. The aircraft used to transport customer shipments are primarily owned or leased by the third-party air carriers. However, as of December 31, 2003, the third-party air carriers also operated 11 aircraft that were owned or leased by EWA. At December 31, 2003, Forwarding operated approximately 1,200 trucks, tractors, and trailers, along with equipment provided by its agents.

### Menlo Worldwide – Logistics

As of December 31, 2003, Logistics operated 40 warehouses in North America, of which 26 were leased by Logistics and 14 were leased or owned by clients of Logistics. Internationally, Logistics operated an additional 20 warehouses, of which 9 were leased by Logistics and 11 were leased or owned by clients.

At December 31, 2003, Logistics operated approximately 80 trucks, tractors, and trailers.

### CNF Other

Principal properties of the CNF Other segment included CNF's leased executive offices in Palo Alto, California, and its owned Administrative and Technology Center in Portland, Oregon.

**ITEM 3. LEGAL PROCEEDINGS**

Certain legal proceedings of CNF are summarized in Item 8, "Financial Statements and Supplementary Data," under Note 3, "Restructuring Plans," and Note 15, "Commitments and Contingencies." Environmental matters are discussed in Item 1, "Business," under "Regulation – Environmental."

In 2001, EWA received subpoenas issued by federal grand juries in Massachusetts and the District of Columbia and the USPS Inspector General for documents relating to the Priority Mail contract. EWA cooperated fully and provided the documents requested in those subpoenas. In September 2003, CNF received notice from the United States Attorney's Office for the District of Columbia that EWA is being considered for possible civil action under the False Claims Act for allegedly submitting false invoices to the USPS for payment under the Priority Mail contract. EWA has entered into a tolling agreement with the government in order to give the parties more time to investigate the allegations. EWA is in the early stages of conducting its own investigation of the allegations and as a result CNF is currently unable to predict the outcome of this matter. Under the False Claims Act, the government would be entitled to recover treble damages, plus penalties, if a court was to ultimately conclude that EWA knowingly submitted false invoices to the USPS.

On February 16, 2000, a DC-8 cargo aircraft operated by EWA personnel crashed shortly after take-off from Mather Field, near Sacramento, California. The crew of three was killed. The National Transportation Safety Board subsequently determined that the probable cause of the crash was the disconnection of the right elevator control tab due to improper maintenance, but was not able to determine whether the maintenance errors occurred during the most recent heavy maintenance "D" check by an outside vendor or during subsequent maintenance of the aircraft. MWF, EWA and CNF Inc. have been named as defendants in wrongful death lawsuits brought by the families of the three deceased crew members, seeking compensatory and punitive damages. MWF, EWA and CNF Inc. also may be subject to other claims and proceedings relating to the crash, which could include other private lawsuits seeking monetary damages and governmental proceedings. Although MWF, EWA and CNF Inc. maintain insurance that is intended to cover claims that may arise in connection with an airplane crash, there can be no assurance that the insurance will in fact be adequate to cover all possible types of claims. In particular, any claims for punitive damages or any sanctions resulting from possible governmental proceedings would not be covered by insurance.

On December 5, 2001, EWA announced that it would cease operating as an air carrier, and in connection therewith terminated the employment of all pilots and crew members, bringing the total number of terminated employees in 2001 to 800. Those pilots and crew members are represented by the Air Line Pilots Association ("ALPA") under a collective bargaining agreement. Subsequently, ALPA filed a grievance on behalf of the pilots and crew members protesting the cessation of EWA's air carrier operations and Forwarding's use of other air carriers. The ALPA matters are the subject of litigation in U.S. District Court and, depending on the outcome of that litigation, may be subject to binding arbitration. Based on CNF's current evaluation, management believes that it has provided for its estimated exposure related to the ALPA matters. However, CNF cannot predict with certainty the ultimate outcome of these matters.

EWA, MWF, Menlo Worldwide, LLC and, CNF Inc. are named as defendants in a lawsuit filed in state court in California by approximately 140 former EWA pilots and crew members. The lawsuit alleges wrongful termination in connection with the termination of EWA's air carrier operations, and seeks $500 million and certain other unspecified damages. CNF believes that the lawsuit's claims are without merit, and intends to vigorously defend the lawsuit.

CNF has become aware of information that Emery Transnational, a Philippines-based joint venture in which MWF may be deemed to be a controlling partner, may be in violation of the Foreign Corrupt Practices Act. CNF is conducting an internal investigation and has notified the Department of Justice and the Securities and Exchange Commission of this matter. CNF will share the results of its internal investigation, when completed, with the appropriate regulatory agencies, and will fully cooperate with any investigations that may be conducted by such regulatory agencies.

Certain current and former officers of CNF, EWA and Forwarding and all of CNF's current directors have been named as defendants in a purported shareholder derivative suit filed in September 2003 in California Superior Court for the County of San Mateo. The complaint alleges breach of fiduciary duty, gross mismanagement, waste and abuse of control relating to the management, control and operation of EWA and Forwarding. CNF is named only as a nominal defendant and no relief is sought against it. CNF maintains insurance for the benefit of its officers and directors, and the applicable insurance carriers have been notified of the claims asserted in the lawsuit.

A lawsuit was filed in the United States District Court for the Northern District of California by certain participants in CFC's defined benefit pension plan, naming as defendants CFC's fiduciary committee and certain former CFC employees individually, and also naming as defendants CNF Inc., CNF Service Company, certain individuals and Towers Perrin. The lawsuit alleges breach of ERISA fiduciary duties in connection with the spin-off of assets and liabilities from CNF's defined benefit plan to CFC's defined benefit plan as part of CNF's 1996 spin-off of CFC, and seeks class action status on behalf of all affected participants. In November 2003, the Court granted motions to dismiss filed by CNF Inc. and CNF Service Company, and entered a final judgment dismissing both parties from the lawsuit.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF STOCKHOLDERS

CNF did not submit any matter to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

## PART II

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

CNF's common stock is listed for trading on the New York Stock Exchange ("NYSE") and the Pacific Exchange under the symbol "CNF."

See Item 8, "Financial Statements and Supplementary Data" under Note 17, "Quarterly Financial Data," for the range of common stock prices as reported on the NYSE and common stock dividends paid for each of the quarters in 2003 and 2002. At January 31, 2003, CNF had 7,977 common shareholders of record.

## ITEM 6. SELECTED FINANCIAL DATA

### CNF Inc.
### Five Year Financial Summary

| (Dollars in thousands except per share data) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **SUMMARY OF OPERATIONS** | | | | | |
| Revenues | | | | | |
| Con-Way Transportation Services | $ 2,212,597 | $ 2,011,477 | $ 1,912,313 | $ 2,044,896 | $ 1,878,216 |
| Menlo Worldwide | | | | | |
| Forwarding | 1,881,496 | 1,778,712 | 2,044,794 | 2,608,142 | 2,408,416 |
| Logistics | 1,009,952 | 969,089 | 898,182 | 890,800 | 716,008 |
| | 2,891,448 | 2,747,801 | 2,942,976 | 3,498,942 | 3,124,424 |
| CNF Other | 287 | 2,841 | 7,442 | 28,539 | 34,661 |
| Total Revenues | $ 5,104,332 | $ 4,762,119 | $ 4,862,731 | $ 5,572,377 | $ 5,037,301 |
| Operating Income (Loss) | | | | | |
| Con-Way Transportation Services | $ 195,343 | $ 147,154(a) | $ 157,467 | $ 227,312 | $ 228,820 |
| Menlo Worldwide | | | | | |
| Forwarding | (47,579) | (11,980) | (790,345) | 28,365 | 75,514 |
| Logistics | 25,312 | 31,827 | (15,818) | 33,303 | 22,255 |
| Other | 20,718 | 18,188 | (9,415) | (560) | — |
| | (1,549) | 38,035 | (815,578) | 61,108 | 97,769 |
| CNF Other | (2,357) | (3,369) | (2,540) | 1,546 | 27,649(c) |
| Total Operating Income (Loss) | $ 191,437 | $ 181,820 | $ (660,651) | $ 289,966 | $ 354,238 |
| Depreciation and amortization | $ 149,380 | $ 159,080 | $ 195,397 | $ 190,651 | $ 164,876 |
| Interest expense | 30,071 | 23,558 | 27,992 | 29,972 | 25,972 |
| Income (Loss) from Continuing Operations Before Income Tax Provision (Benefit) | 156,016 | 146,244 | (695,933) | 261,196 | 332,260(d) |
| Income tax (provision) benefit | (63,992) | (32,035)(b) | 262,367 | (109,880) | (144,752) |
| Net Income (Loss) from Continuing Operations | 83,785 | 105,959 | (441,849) | 143,055 | 179,290 |
| Gain (Loss) from discontinuance, net of tax | — | (12,398) | 38,975 | (13,508) | 2,966 |
| Cumulative effect of accounting change, net of tax | — | — | — | (2,744) | — |
| Net Income (Loss) Applicable to Common Shareholders | $ 83,785 | $ 93,561 | $ (402,874) | $ 126,803 | $ 182,256 |
| **EARNINGS (LOSS) PER COMMON SHARE** | | | | | |
| Basic | | | | | |
| Net Income (Loss) from Continuing Operations | $ 1.69 | $ 2.16 | $ (9.06) | $ 2.95 | $ 3.72 |
| Gain (Loss) from discontinuance, net of tax | — | (0.26) | 0.80 | (0.28) | 0.06 |
| Cumulative effect of accounting change, net of tax | — | — | — | (0.06) | — |
| Net Income (Loss) Applicable to Common Shareholders | $ 1.69 | $ 1.90 | $ (8.26) | $ 2.61 | $ 3.78 |
| Diluted | | | | | |
| Net Income (Loss) from Continuing Operations | $ 1.57 | $ 1.96 | $ (9.06) | $ 2.65 | $ 3.29 |
| Gain (Loss) from discontinuance, net of tax | — | (0.22) | 0.80 | (0.24) | 0.06 |
| Cumulative effect of accounting change, net of tax | — | — | — | (0.05) | — |
| Net Income (Loss) Applicable to Common Shareholders | $ 1.57 | $ 1.74 | $ (8.26) | $ 2.36 | $ 3.35 |
| Common dividends | $ 0.40 | $ 0.40 | $ 0.40 | $ 0.40 | $ 0.40 |
| Common shareholders' equity | $ 15.21 | $ 13.43 | $ 12.04 | $ 20.90 | $ 19.15 |
| **STATISTICS** | | | | | |
| Total assets | $ 2,749,852 | $ 2,739,761 | $ 2,990,020 | $ 3,244,941 | $ 3,059,334 |
| Long-term obligations | 536,314 | 557,610 | 565,815 | 534,649 | 433,446 |
| Preferred securities of subsidiary trust | 125,000 | 125,000 | 125,000 | 125,000 | 125,000 |
| Capital expenditures | 137,378 | 84,838 | 192,125 | 235,221 | 324,604 |
| Effective (tax) benefit rate | (41.02)% | (21.9)% | 37.7% | (42.1)% | (43.6)% |
| Basic average shares | 49,537,945 | 49,139,134 | 48,752,480 | 48,490,662 | 48,189,618 |
| Market price range | $24.44-$35.77 | $27.36-$38.28 | $21.05-$39.88 | $20.25-$34.75 | $28.28-$45.52 |
| Number of shareholders at December 31 | 8,006 | 8,131 | 8,561 | 8,802 | 9,520 |
| Number of regular full-time employees | 26,000 | 26,200 | 26,100 | 28,700 | 28,300 |

CNF's results from continuing operations included various income or loss items that affected the year-to-year comparisons of the reported operating income (loss) of its reporting segments. These materially significant unusual or infrequently occurring items that affected operating income in the three years ended December 31, 2003 are summarized in Item 8, "Financial Statements and Supplementary Data," under Note 16, "Segment Reporting—Unusual or Infrequent Items." Other materially significant items affecting the year-to-year comparisons of net income from continuing operations in the years reported above are described in the notes below and in Item 7, "Management's Discussion and Analysis."

(a) Includes an $8.7 million first-quarter net gain, $5.3 million after tax, ($0.09 per diluted share) from the sale of a property.

(b) Includes a $25.0 million third-quarter ($0.44 per diluted share) reversal of accrued taxes related to the settlement with the IRS of aircraft maintenance issues.

(c) Includes a $16.5 million first-quarter net gain, $9.3 million after tax, ($0.17 per diluted share) from a corporate legal settlement, and a $10.1 million second-quarter net gain, $5.7 million after tax, ($0.10 per diluted share) from the sale of the assets of CNF's former wholesale parts and supplies distributor.

(d) Includes a $9.6 million fourth-quarter net gain, $5.4 million after tax, ($0.10 per diluted share) from the sale of securities.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (referred to as "Management's Discussion and Analysis") is intended to assist in the understanding and assessment of the principal factors affecting the results of operations, liquidity and capital resources, as well as the critical accounting policies of CNF and its subsidiaries. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and accompanying notes, which include additional information about CNF's significant accounting policies and practices and the transactions that underlie CNF's financial results.

CNF provides supply chain management services for commercial and industrial shipments by land, air and sea throughout the world. CNF's principal businesses consist of Con-Way and the Menlo Worldwide group of businesses. However, for financial reporting purposes, CNF is divided into five reporting segments. The operating results of Con-Way, a provider of regional less-than-truckload ("LTL") freight services, are reported as one reporting segment while Menlo Worldwide is divided into three reporting segments: Forwarding, primarily a global provider of air freight and ocean forwarding services; Logistics, a provider of integrated contract logistics solutions; and Menlo Worldwide Other, which consists of Vector, a joint venture with GM that serves as the lead logistics manager for GM. Also, certain corporate activities and the results of Road Systems, a trailer manufacturer, are reported in the separate CNF Other reporting segment.

CNF's operating results are generally expected to depend on the number and weight of shipments transported, the prices received on those shipments, and the mix of services provided to customers, as well as the fixed and variable costs incurred by CNF in providing the services and the ability to manage those costs under changing shipment levels. As more fully discussed in Item 1, "Business," Con-Way and Forwarding primarily transport shipments through freight service center networks while Logistics and Vector manage the logistics functions of their customers and primarily utilize third-party transportation providers for the movement of customer shipments.

## RESULTS OF OPERATIONS

### CONSOLIDATED RESULTS

In 2003, CNF's net income available to common shareholders was $83.8 million ($1.57 per diluted share), a 10.4% decline from 2002. Net income available to common shareholders in 2002 was $93.6 million ($1.74 per diluted share), which included a $12.4 million after-tax net loss ($0.22 per diluted share) from discontinued operations. In 2001, CNF reported a net loss applicable to common shareholders of $402.9 million ($8.26 per diluted share), which included a $39.0 million after-tax gain ($0.80 per diluted share) from discontinued operations. Gains and losses from discontinued operations in all periods presented were due to the terminated Priority Mail contract with the U.S. Postal Service and/or the business failure of Consolidated Freightways Corporation ("CFC") in September 2002, as described below under "Discontinued Operations."

### CONTINUING OPERATIONS

The following table compares results from continuing operations (dollars in thousands, except per share amounts) for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $5,104,332 | $4,762,119 | $4,862,731 |
| Operating Income (Loss) | 191,437 | 181,820 | (660,651) |
| Net Income (Loss) from Continuing Operations (after preferred stock dividends) | 83,785 | 105,959 | (441,849) |
| Diluted Earnings (Loss) per Share from Continuing Operations | 1.57 | 1.96 | (9.06) |

CNF's results from continuing operations for all reported periods included various income or loss items that affected the year-to-year comparisons of the reported operating income or loss. These "special items," which were identified as such by CNF's management based in part on their materiality to the relevant reporting segment, are separately summarized under each reporting segment.

**Continuing Operations Overview – 2003 Compared to 2002**

CNF's revenue in 2003 increased 7.2% to $5.10 billion, as both Con-Way and the Menlo Worldwide group of businesses achieved revenue growth amid improved U.S. and global economic conditions. Consolidated operating income rose 5.3% to $191.4 million, due principally to significantly higher operating income from Con-Way. A larger operating loss at Forwarding and a decline in operating income from Logistics was partially offset by higher operating income at Vector. Special items, which are separately summarized under each reporting segment, resulted in a net operating loss of $7.1 million in 2003, while 2002 reflects a $24.9 million net gain from special items.

Con-Way's operating income grew 32.7% in 2003 to $195.3 million, due principally to the effect of revenue growth and operating leverage. Forwarding's operating loss increased to $47.6 million in 2003 from $12.0 million in 2002, reflecting a $7.1 million net operating loss from the effect of special items in 2003 compared to a $15.6 million net gain from special items in 2002. Forwarding's revenue in 2003 grew 5.8%, but was insufficient to cover its costs. Although North American air freight revenue decreased in 2003, the rate of decline slowed from the previous two years. Gross margins on international air freight fell, primarily from the loss of higher-margin business related to the prior-year port disruption, partially offset by an increase in higher-margin military business in 2003. In response to continued declines in North American air freight revenue, Forwarding recognized a $7.8 million restructuring charge in 2003, primarily to reduce costs of its North American freight service center network. Logistics' operating income in 2003 fell 20.5% to $25.3 million as a higher percentage of lower-margin services contributed to lower operating income despite a 4.2% increase in revenue. Vector's operating income, which rose 13.9% to $20.7 million, reflects compensation earned under amended agreements with GM, its joint venture partner and customer.

Other net expense in 2003 of $35.4 million was essentially unchanged from 2002 as a $3.0 million decline in investment income and a $6.5 million increase in interest expense were mostly offset by an $8.1 million increase in the cash-surrender value of corporate-owned life insurance policies. Higher interest expense in 2003 was primarily due to the settlement of interest rate swaps in December 2002, which effectively converted long-term debt from fixed-rate to floating-rate prior to their termination. CNF recognized equity venture losses of $3.7 million in 2003 and $4.6 million in 2002.

In 2003, CNF's income from continuing operations before income tax provision increased 6.7% over 2002 on growth in revenue and operating income. CNF's net income from continuing operations (after income taxes and preferred stock dividends) declined in 2003 despite higher revenue and operating income, primarily due to an increase in the effective tax rate to 41.0% in 2003 from 21.9% in 2002, which reflects a $25.0 million reversal of accrued taxes from the settlement of tax matters in 2002.

**Continuing Operations Overview – 2002 Compared to 2001**

Consolidated revenue in 2002 fell 2.1% to $4.76 billion as a revenue decline at Forwarding was partially offset by revenue growth at Con-Way and Logistics. Operating income of $181.8 million in 2002, including the $24.9 million net gain from special items, improved from a $660.7 million operating loss in 2001, which included a net loss of $764.1 million from special items. Operating income in 2002 was largely due to improved operating results from the Menlo Worldwide businesses, partially offset by lower operating income from Con-Way, whose operating income fell 6.5% due principally to higher employee costs. Operating results in 2001 largely reflect the adverse effect of special items, including a $652.2 million restructuring charge at Forwarding and a $47.5 million loss from the business failure of a Logistics' customer.

Other net expense of $35.6 million was essentially flat in 2002 as higher costs of obtaining letters of credit and a decline in the cash-surrender value of corporate owned life insurance policies were mostly offset by lower interest expense on long-term debt. CNF recognized equity venture losses of $4.6 million in 2002 and $5.3 million in 2001.

In 2002, net income from continuing operations of $106.0 million primarily reflects the significant improvement in consolidated operating results and a low 21.9% effective tax rate, as described above, while the net loss of $441.8 million from continuing operations in 2001 was substantially due to the significant special charges at Forwarding and Logistics.

## CON-WAY TRANSPORTATION SERVICES

The following table compares operating results (dollars in thousands), operating margins, and the percentage increase in selected operating statistics of the Con-Way reporting segment for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Summary of Operating Results | | | |
| Revenues | $2,212,597 | $2,011,477 | $1,912,313 |
| Operating Income | 195,343 | 147,154 | 157,467 |
| Operating Margin | 8.8% | 7.3% | 8.2% |
| Item affecting comparability of operating income: | | | |
| Net gain from the sale of a property | — | 8,675 | — |

| | 2003 vs. 2002 | 2002 vs. 2001 |
|---|---|---|
| Selected Regional-Carrier Operating Statistics | | |
| Revenue per day | +8.8% | +3.5% |
| Yield | +5.7 | +2.5 |
| Weight per day: | | |
| Less-than-truckload | +2.5 | +1.0 |
| Total | +3.0 | +1.0 |

In 2003, Con-Way's revenue rose 10.0% due to higher revenue from Con-Way's regional carriers and continued growth from Con-Way's asset-light businesses, which include Con-Way NOW, Con-Way Logistics, and Con-Way Air Express. Revenue per day from the regional carriers rose 8.8% from 2002 on increases in revenue per hundredweight ("yield") and weight per day ("weight"). In 2003, growth in weight transported was due in part to comparatively better economic conditions, particularly in the fourth quarter. In the fourth quarter of 2003, revenue per day increased 11.1% from the fourth quarter of 2002 on a 9.4% increase in weight and a 1.5% improvement in yield. Yield improvement in 2003 was achieved through rate increases, continued growth in interregional joint services, which typically command higher rates on longer lengths of haul, and higher fuel surcharges. Excluding fuel surcharges, yield in 2003 rose 3.6%. Con-Way's operating income in 2003 increased 32.7%, due largely to higher revenue from the regional carriers as well as revenue growth from Con-Way's asset-light businesses, which reduced their collective net operating loss in 2003 by 26.0%. The improvement in Con-Way's operating margin in 2003 reflects operating leverage, as Con-Way's service center network accommodated additional shipments with proportionally smaller cost increases. Operating income in 2003 benefited from a 45.2% decline in variable employee compensation, which was partially offset by a 6.6% increase in pension expense. Operating income in 2002 included an $8.7 million net gain from the sale of a property.

Con-Way's revenue in 2002 increased 5.2% over 2001 on revenue growth from Con-Way's regional carriers and a 42.9% increase in revenue from Con-Way's asset-light businesses. Regional-carrier revenue per day rose

3.5% from 2001 on a 2.5% improvement in yield and a 1.0% increase in weight. Yield in 2002 benefited from rate increases and growth in higher-yielding interregional joint services, but was adversely affected by a decline in fuel surcharges. Excluding fuel surcharges, yield in 2002 increased 2.8% from 2001. Con-Way's operating income in 2002 fell 6.5% due primarily to a 10.9% increase in employee costs (including variable compensation), partially offset by higher revenue and an $8.7 million net gain from the sale of a property in 2002.

## MENLO WORLDWIDE

For financial reporting purposes, the Menlo Worldwide group is divided into three reporting segments: Forwarding, Logistics, and Menlo Worldwide Other. Vector SCM, a joint venture with General Motors, is reported in the Menlo Worldwide Other segment as an equity-method investment. In 2003, the Menlo Worldwide group of businesses reported revenue of $2.89 billion and an operating loss of $1.5 million.

## FORWARDING

The following table compares operating results (dollars in thousands), operating margins, and the percentage increase (decrease) in selected operating statistics of the Forwarding reporting segment for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Summary of Operating Results | | | |
| Revenues | $1,881,496 | $1,778,712 | $2,044,794 |
| Operating Loss | (47,579) | (11,980) | (790,345) |
| Operating Margin | -2.5% | -0.7% | -38.7% |
| Items affecting comparability of operating loss: | | | |
| Restructuring charges | (7,800) | — | (652,241) |
| Net gains from payments under the Air Transportation Safety and System Stabilization Act | 7,230 | 9,895 | — |
| Loss for the resolution of a hazardous materials case | (6,500) | — | — |
| Duplicate airhaul costs and aircraft-related losses | — | — | (60,496) |
| Express Mail settlement / operating income | — | 5,715 | 6,324 |
| Goodwill amortization | — | — | (10,210) |
| | (7,070) | 15,610 | (716,623) |

| | 2003 vs. 2002 | 2002 vs. 2001 |
|---|---|---|
| Selected Air Freight Operating Statistics | | |
| International | | |
| Revenue per day | +14.8% | +0.3% |
| Weight | +14.0 | +2.7 |
| Yield | +0.8 | -2.9 |
| North America | | |
| Revenue per day | -8.8 | -16.7 |
| Weight | +0.3 | -6.8 |
| Yield | -9.1 | -10.6 |

During 2003, Forwarding's revenue grew 5.8%, due to higher international air freight revenue partially offset by lower North American air freight revenue. Strong growth in international air freight revenue per day was largely due to a 14.0% increase in international average pounds per day ("weight"), which benefited from improved business levels in Asian and European markets and from an increase in war-related military business, which primarily benefited the first quarter of 2003. Weight in 2002 was positively affected by labor-related disruption of western U.S. ports, which temporarily diverted some international freight from ocean carriers to air carriers in the fourth quarter of 2002. Revenue per pound ("yield") on international freight rose slightly in 2003, principally from higher fuel surcharges and an increase in higher-yield military business, partially offset by the loss of higher-yield business related to the port disruption in 2002. Excluding fuel surcharges, international yield in 2003 fell 0.9% from 2002. North American air freight revenue per day in 2003 fell 8.8% on a 0.3% increase in weight and a 9.1% decline in yield, which was due primarily to a higher percentage of lower-yield delivery services in 2003, partially offset by the yield-enhancing effect of higher fuel surcharges. Excluding fuel surcharges, the decline in North American yield was 12.1%. Forwarding's efforts to increase second-day and deferred delivery services, as well as a decline in the demand for next-day delivery services, contributed to a higher percentage of lower-yield second-day and deferred delivery services. The decline in demand for next-day delivery services was due primarily to a loss of business to transportation providers using ground-based modes of delivery.

Forwarding's operating loss increased to $47.6 million in 2003 from $12.0 million in 2002, reflecting a $7.1 million net operating loss in 2003 from the effect of special items and, in 2002, a $15.6 million net gain from special items. Forwarding's revenue in 2003 grew 5.8%, but was insufficient to cover its costs. Although North American air freight revenue decreased in 2003, the rate of decline slowed from the previous two years. Gross margins on international air freight fell, primarily from the loss of higher-margin business related to the prior-year port disruption, partially offset by an increase in higher-margin military business in 2003. In response to continued declines in North American air freight revenue, Forwarding in 2003 recognized a $7.8 million restructuring charge, primarily to reduce the costs of its North American freight service center network, as more fully discussed below under " – Restructuring Plans." Management will continue Forwarding's focus on increasing the revenue and operating margins of its variable-cost-based international operations and, in North America, will continue its efforts to align its costs with revenues.

In 2002, Forwarding's revenue fell 13.0% from 2001 to $1.78 billion, due primarily to lower North American air freight revenue, essentially flat international air freight revenue, and the termination by the U.S. Postal Service ("USPS") of EWA's contract to transport Express Mail, as described below under " – Express Mail Contract." In 2001, Forwarding recognized revenue of $117.0 million from the Express Mail contract until termination of the contract effective in August 2001.

Forwarding's average international air freight revenue per day in 2002 was essentially unchanged from 2001 as a 2.7% improvement in weight was offset by a 2.9% decline in yield. Growth in international weight in 2002 was attributable in part to improved business levels in international markets served by Forwarding, particularly in Asia. Weight and yield in 2002 benefited from business related to the labor-related port disruption. International yields in 2002 were negatively affected by a decline in fuel surcharges from 2001. Excluding fuel surcharges, international yield in 2002 fell 1.2%. North American air freight revenue per day fell 16.7% in 2002 on a 6.8% decline in North American weight and a 10.6% drop in yield. North American weight in 2002 was negatively affected by comparatively weaker U.S. economic conditions, a reduction in the number of aircraft routes and domestic markets served by Forwarding, and a loss of business to ground transportation providers, while 2001 was adversely affected by lost business from the September 11, 2001 terrorist attacks. In 2002, lower yield in North America was due in part to Forwarding's efforts to increase second-day and economy service, which contributed to a higher percentage of lower-yield service offerings and from lower fuel surcharges. Excluding fuel surcharges, the decline in North American yield was 9.6%.

Forwarding's operating loss in 2002 improved to $12.0 million from $790.3 million in 2001. Forwarding's operating loss in 2002 included a $15.6 million net gain from special items while the operating loss in 2001 reflects special items that collectively represented a $716.6 million net charge, which consisted primarily of Forwarding's restructuring charges, as detailed below under " – Restructuring Plans." Forwarding's operating loss in 2002 was reduced by lower airhaul costs, a 16.7% decrease in employee costs and a decline in depreciation, aircraft lease payments and aircraft-related expenses.

*Restructuring Plans*

2001 Restructuring Plan

In June 2001, Forwarding began an operational restructuring to align it with management's estimates of future business prospects for domestic heavy air freight and to address changes in market conditions, which deteriorated due primarily to a slowing domestic economy and loss of EWA's contracts with the USPS to transport Express Mail and Priority Mail. The $340.5 million second-quarter restructuring charge in 2001 consisted primarily of non-cash impairment charges of $278.0 million and $62.5 million of estimated future cash expenditures related primarily to the return to lessors of certain aircraft leased to EWA. Based on issues identified during inspections conducted by the Federal Aviation Administration ("FAA"), on August 13, 2001, EWA was required to suspend its air carrier operations as part of an interim settlement agreement with the FAA. As a result, EWA furloughed approximately 400 pilots and crew members and Forwarding made arrangements to continue its service to customers by utilizing aircraft operated by several other air carriers. Primarily in response to the FAA action and a worsening global economic downturn, Forwarding re-evaluated its restructuring plan. On December 5, 2001, CNF announced that Forwarding (formerly known as "Emery" or "Emery Forwarding") in 2002 would become part of CNF's new Menlo Worldwide group of supply chain services providers and in North America would utilize aircraft operated by other air carriers instead of EWA operating its own fleet of aircraft, and that EWA would permanently cease air carrier operations. In connection with the revised restructuring plan, in the fourth quarter of 2001 Forwarding recognized additional restructuring charges of $311.7 million, including $305.6 million for the planned disposal of leased aircraft, cessation of EWA's remaining operations, and other costs, and $6.1 million for employee separation costs for 157 of EWA's non-pilot employees.

In connection with CNF's announcement of the cessation of EWA's air carrier operations on December 5, 2001, EWA terminated the employment of all of its pilots and crew members, bringing the total number of terminated employees in 2001 to 800. Those pilots and crew members are represented by ALPA under a collective bargaining agreement. Subsequently, ALPA filed a grievance on behalf of the pilots and crew members protesting the cessation of EWA's air carrier operations and Forwarding's use of other air carriers. The ALPA matters are subject to binding arbitration. Based on CNF's current evaluation, management believes that it has provided for its estimated exposure related to the ALPA matters. However, CNF cannot predict with certainty the ultimate outcome of these matters.

Following the fourth-quarter restructuring charge in 2001, Forwarding's cash flows have reflected the cost of having other air carriers provide service to Forwarding's North American customers as well as lease payments and other costs associated with Forwarding's restructuring plan; however, Forwarding's operating expenses have reflected the cost of aircraft operated by other carriers but have not included scheduled lease payments and return costs or other restructuring-related payments, as these expenses were accrued in connection with the restructuring charges.

Forwarding's restructuring reserves for aircraft and other costs declined to $34.8 million at December 31, 2003 from $67.7 million at December 31, 2002 due primarily to aircraft lease payments and return costs. None of the 37 aircraft that were grounded in connection with Forwarding's 2001 restructuring plan remained under lease as of December 31, 2003. Restructuring reserves at December 31, 2003 consisted primarily of CNF's estimated exposure related to labor matters in arbitration, as described above, as well as other estimated restructuring obligations.

2003 Restructuring Plan

In response to continued declines in North American air freight revenue, Forwarding continued restructuring its operations in the fourth quarter of 2003, primarily to reduce the costs of its North American freight service center network. Under the restructuring plan, Forwarding closed nine service centers located in markets for which the transportation of shipments between service centers and customers could be served more cost effectively by cartage agents. In connection with the restructuring plan, Forwarding recognized a $7.8 million charge, primarily for the accrual of future lease payments on closed facilities and employee termination costs. Management estimates the restructuring plan will reduce annual operating expenses in 2004 by $20 million with no adverse effect on revenue levels or the quality and coverage of delivery service. Lower future operating expenses are expected to result primarily from a decline in service center lease expense and lower employee costs, partially offset by higher costs for third-party cartage service.

Forwarding's restructuring charges recognized during 2001 and 2003 reflect CNF's estimate of the costs of the related restructuring activities. CNF believes that these estimates are adequate to cover these costs based on information currently available and assumptions management believes are reasonable under the circumstances. However, there can be no assurance that actual costs will not differ from this estimate, and that difference would be recognized as additional expense or income in the period when and if that determination can be made.

Refer to Item 8, "Financial Statements and Supplementary Data," under Note 3, "Restructuring Plans," for the cumulative activity related to Forwarding's 2001 and 2003 restructuring plans.

*Terrorist Attacks*

Forwarding's operating results in 2001 were adversely affected by the terrorist attacks on September 11, 2001. Contractors providing air carrier service to Forwarding were grounded on September 11 and 12 and did not resume service until the evening of September 13.

In response to the September 11, 2001 terrorist attacks, the U.S. Congress passed the Air Transportation Safety and System Stabilization Act (the "Act"), a $15 billion emergency economic assistance package intended to mitigate financial losses in the air carrier industry. The legislation provides for $5 billion in direct loss reimbursement and other financial assistance. In March 2002, Forwarding received an $11.9 million payment under the Act, resulting in a $9.9 million first-quarter net gain in 2002. In March 2003, Forwarding received a final payment of $7.5 million, resulting in a $7.2 million first-quarter net gain in 2003.

Forwarding is not able to accurately quantify how the events of September 11, or any subsequent terrorist activities, will affect the global economy, governmental regulation, the air transportation industry, Forwarding's costs of providing air freight services and the demand for Forwarding's air freight services. However, Forwarding believes that any additional security measures that may be required by future regulations could result in additional costs and could have an adverse effect on its operations and service.

*Express Mail Contract*

Effective August 26, 2001, the USPS terminated "for convenience" a contract under which EWA transported Express Mail and other classes of mail for the USPS (the "Express Mail contract"). As described below under "Discontinued Operations," EWA received a $70.0 million provisional payment from the USPS for termination costs and other claims related to the Express Mail contract on September 26, 2001. Under a subsequent settlement agreement, the USPS on December 17, 2002 paid EWA an additional $5.0 million to settle EWA's Express Mail contract termination costs, including the reimbursement of certain aircraft and other assets. As a result of the final $5.0 million settlement payment, EWA in December 2002 fully recovered the remaining Express Mail assets, resulting in a $5.7 million net gain reported in the Forwarding segment.

In 2001, EWA recognized revenue of $117.0 million and operating income of $6.3 million from the transportation of mail under the Express Mail contract, as reported in the Forwarding segment.

## LOGISTICS

The following table compares operating results (dollars in thousands) and operating margins of the Logistics reporting segment for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Summary of Operating Results | | | |
| Revenues | $1,009,952 | $969,089 | $898,182 |
| Operating Income (Loss) | 25,312 | 31,827 | (15,818) |
| Operating Margin | 2.5% | 3.3% | -1.8% |
| Items affecting comparability of operating income (loss): | | | |
| Net gain from a contract termination | — | 1,850 | — |
| Loss from the business failure of a customer | — | — | (47,454) |
| | — | 1,850 | (47,454) |

Logistics' revenue in 2003 rose 4.2% over 2002, due principally to an increase in carrier management and warehouse management services, partially offset by lower revenue from contract-carriage and consulting services. Higher revenue from carrier management services in 2003 was achieved despite the fourth-quarter loss of a significant customer, a division of a large company that terminated the logistics outsourcing arrangements of all of its divisions. The customer accounted for 6.0% of Logistics' revenue in 2003 but was among Logistics' lowest-margin accounts. Fourth-quarter revenue in 2003 fell 1.2% from the fourth quarter of 2002, due in part to the customer loss. Operating income in 2003 was $25.3 million, a 20.5% decline from 2002, which included a $1.9 million net gain from a contract termination. Excluding the prior-year contract termination gain, lower operating income in 2003 was due principally to an increase in lower-margin carrier management services and a decline in higher-margin consulting fee revenue. Operating income in 2003 included $3.1 million of costs incurred throughout the year for contracts that were terminated due to customer failure, scheduled expiration, or termination of the outsourcing arrangement.

Revenue for Logistics in 2002 increased 7.9% over 2001 as higher revenue from carrier and warehouse management services offset a decline in revenue from contract-carriage and consulting services. Logistics' 2002 operating income of $31.8 million, including a $1.9 million net gain from a contract termination, improved from a $15.8 million operating loss in 2001, which included a $47.5 million loss from the business failure of a customer. Excluding these special items, the decline in 2002 operating results was attributable to a mix of lower-margin services and higher employee costs, which rose 8.3% over 2001.

A portion of Logistics' revenue is attributable to contracts for which Logistics manages the transportation of freight but subcontracts the actual transportation and delivery of products to third parties. Logistics refers to this as purchased transportation. Logistics' net revenue (revenue less purchased transportation) in 2003 was $292.8 million, an increase from $286.6 million in 2002 and $268.5 million in 2001.

## MENLO WORLDWIDE OTHER

The Menlo Worldwide Other reporting segment consists of the results of Vector, a joint venture formed with GM in December 2000 for the purpose of providing logistics management services on a global basis for GM, and ultimately for customers in addition to GM. Prior to the amendments described below, agreements pertaining to Vector (collectively, "Vector Agreements") provided that Vector would be compensated by sharing in efficiency gains and cost savings achieved through the implementation of Approved Business Cases ("ABCs") and other special projects in GM's North America region and GM's three international regions. An ABC is a project, developed with and approved by GM, aimed at reducing costs, assuming operational responsibilities, and/or achieving operational changes.

In August 2003, the Vector Agreements were amended, primarily to expedite the transition of logistics services in the North America region from GM to Vector. The amendments changed the compensation principles for GM's North American logistics operations, revised the allocation of Vector's profit between GM and MW, and modified the formula for the valuation of Vector in the event that MW exercises its Put Right, as described below.

The amendments to the Vector Agreements provide for Vector to be compensated for its management of logistics for all of GM's North America operations rather than through its sharing in efficiency gains and cost savings under individual and separately approved ABCs in North America. In each year of a five-year period retroactive to January 1, 2003, Vector will be compensated with a management fee based on shipment volumes and can earn additional compensation if certain performance criteria are achieved. In accordance with GAAP, compensation under the volume-based management fee will be recognized as vehicles are shipped while performance-based compensation will not be recognized until specified levels of cost savings are achieved, which will generally not be determinable until the fourth quarter of each contract year. Vector will also be compensated by GM for its direct and administrative costs in North America, subject to certain limitations.

The amended Vector Agreements also increase Vector's allocation of profit and loss from 80% to 85%. Although MW owns a majority equity interest, the operating results of Vector are reported as an equity-method investment based on GM's ability to control certain operating decisions.

Under the Vector Agreements, GM has the right to purchase MW's membership interest in Vector ("Call Right") and MW has the right to require GM to purchase MW's membership interest in Vector ("Put Right"). The Call Right and Put Right are exercisable at the sole discretion of GM and MW, respectively. Prior to amendment of the Vector Agreements, exercise of the Call Right or Put Right required GM to pay MW for the fair value of MW's membership interest in Vector, as determined by approved appraisers using a predetermined valuation formula. Under the amended Vector Agreements, the amount payable by GM to MW under the Put Right is based on a mutually agreed-upon estimated value for MW's membership interest as of the contract amendment date and will decline on a straight-line basis over an 8-year period beginning January 1, 2004. Exercise of MW's Put Right or GM's Call Right would result in MW retaining commercialization contracts involving customers other than GM.

Reported operating income of the Menlo Worldwide Other segment in 2003 was $20.7 million, a 13.9% increase from 2002. Operating income in 2003 reflects the recognition of Vector's compensation in accordance with the amended Vector Agreements. Operating income of the Menlo Worldwide Other segment in the first half of 2002 included substantially all of Vector's net income for that period (rather than CNF's pro-rata portion of that net income), because CNF was contractually entitled to substantially all of Vector's net income to the extent of Vector's cumulative losses because, under the contract, all of Vector's losses in prior periods were allocated to CNF. During the second quarter of 2002, CNF's allocated cumulative losses from the Vector joint venture had been recouped through allocated net income. As a result, GM began sharing in Vector's net income in the third quarter of 2002. In 2002, MW reported operating income from Vector of $18.2 million compared to an operating loss of $9.4 million in 2001, which was Vector's first full year of operation.

In each successive year covered by the amended Vector agreements, management anticipates that performance-based compensation will represent a growing percentage of compensation earned in GM's North America region. Management also intends to increase the percentage of compensation earned from commercialization activities and from GM's international regions and aftermarket parts supply operations, which are unaffected by the amended Vector Agreements.

**CNF OTHER**

The following table compares the operating loss (dollars in thousands) of the CNF Other reporting segment for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Summary of Operating Results | | | |
| Revenues | $ 287 | $ 2,841 | $ 7,442 |
| Operating Loss | (2,357) | (3,369) | (2,540) |
| Items affecting comparability of operating loss: | | | |
| Loss from uncollectible non-trade receivables | — | (3,595) | — |
| Net gain from the sale of a property | — | 2,367 | — |
| | — | (1,228) | — |

The CNF Other segment consists of the results of Road Systems and certain corporate activities. A majority of the revenue from Road Systems was from sales to other CNF subsidiaries and, prior to its bankruptcy in September 2002, Consolidated Freightways Corporation. The CNF Other operating loss in 2003 primarily reflects the net loss from the sale of corporate properties while the operating loss in 2002 was primarily the net result of a $3.6 million loss from uncollectible non-trade receivables following the business failure of CFC and a $2.4 million net gain from the sale of a corporate property. The operating loss in 2001 reflects the collective results of RSI and various corporate activities.

**DISCONTINUED OPERATIONS**

Priority Mail Contract

On November 3, 2000, EWA and the USPS announced an agreement (the "Termination Agreement") to terminate their contract for the transportation and sortation of Priority Mail (the "Priority Mail contract"). As more fully discussed in Item 8, "Financial Statements and Supplementary Data," under Note 2, "Discontinued Operations," all claims relating to amounts owed to EWA under the Priority Mail contract were fully settled in connection with payments from the USPS to EWA in 2002 and 2001, which resulted in after-tax gains of $2.9 million in 2002 and $39.0 million in 2001.

Spin-Off of CFC

As more fully discussed below under "Liquidity and Capital Resources – Discontinued Operations – Spin-off of CFC," CNF recognized 2002 third-quarter and fourth-quarter losses from discontinuance of $13.0 million (net of $8.3 million of income taxes) and $2.3 million (net of $1.4 million of income taxes), respectively, in connection with the bankruptcy of CFC in September 2002.

## LIQUIDITY AND CAPITAL RESOURCES

In 2003, operating activities provided $222.6 million, which was used primarily to fund investing activities that used $131.3 million and financing activities that consumed $38.6 million. The excess cash flow from operations increased cash and cash equivalents from $270.4 million at December 31, 2002 to $321.5 million at December 31, 2003.

The following table summarizes CNF's cash flows for the years ended December 31:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating Activities | | | |
| Net income (loss) | $ 92,024 | $ 101,811 | $(394,591) |
| Non-cash adjustments (1) | 197,553 | 278,264 | 690,309 |
| | 289,577 | 380,075 | 295,718 |
| Changes in assets and liabilities | | | |
| Accrued aircraft leases and return provision | (26,269) | (302,630) | (8,333) |
| Other | (40,695) | (72,659) | 19,978 |
| | (66,964) | (375,289) | 11,645 |
| Net Cash Provided by Operating Activities | 222,613 | 4,786 | 307,363 |
| Net Cash Used in Investing Activities | (131,326) | (84,505) | (193,960) |
| Net Cash Used in Financing Activities | (38,597) | (54,193) | (34,646) |
| Net Cash Provided by (Used in) Continuing Operations | 52,690 | (133,912) | 78,757 |
| Net Cash Provided by (Used in) Discontinued Operations | (1,634) | 3,553 | 217,491 |
| Increase (Decrease) in Cash and Cash Equivalents | $ 51,056 | $(130,359) | $ 296,248 |

(1) "Non-cash adjustments" refer to depreciation, amortization, deferred income taxes, provision for uncollectible accounts, equity in earnings of joint venture, and non-cash gains and losses.

### CONTINUING OPERATIONS

In 2003, operating activities generated $222.6 million, an increase from $4.8 million in 2002. Cash flow from operations in 2003 reflects $26.3 million of restructuring-related aircraft lease payments and return costs while 2002 reflects $302.6 million of payments for that same purpose. Cash from operating activities in 2003 was provided primarily by net income before non-cash adjustments of $289.6 million, partially offset by $67.0 million used in the net change of assets and liabilities. Cash flow from accrued liabilities in 2003 included the net effect of a $36.7 million decline in accrued incentive compensation and a $20.0 million increase in other accrued liabilities. For all periods reported, changes in accrued incentive compensation reflect CNF's payment schedule under its employee incentive plans, under which total incentive compensation earned in an award year is paid to employees with a partial payment in December of the award year and a final payment in February of the next award year. Changes in employee benefits in 2003 and 2002 largely reflect the net effect of defined benefit pension plan funding contributions as described below under " – Defined Benefit Pension Plan," partially offset by expense accruals for CNF's defined benefit pension plan obligation. Accrued income taxes increased in 2003 based on taxable income but declined in 2002 and 2001 based on taxable losses in those years, due principally to restructuring-related payments that were tax-deductible in those years. As a result, Other Receivables in CNF's Consolidated Balance Sheets at December 31, 2003 and 2002 included receivables of $24.0 million and $60.9 million, respectively, for income tax refunds. In accordance with GAAP, the changes in accrued income taxes are based on taxable income under tax-based accounting rules while deferred taxes reflect the effect of temporary differences between GAAP-based and tax-based accounting rules.

Cash from operating activities of $4.8 million in 2002 declined from $307.4 million in 2001, due mostly to the substantial payments made in 2002 for restructuring-related aircraft lease payments and return costs, a decline in accrued income taxes, and defined benefit plan funding payments of $76.2 million. Positive cash flows from operating activities included an increase in accrued incentive compensation and $31.0 million received in connection with the termination of interest rate swaps, as more fully discussed in Item 8, "Financial Statements and Supplementary Data," under Note 10, "Derivative Instruments and Hedging Activities."

Investing activities in 2003 used $131.3 million, an increase from $84.5 million used in 2002, due principally to a $53.0 million increase in capital expenditures at Con-Way, primarily for the acquisition of revenue equipment. Investing activities in 2002 fell from $194.0 million used in 2001 due largely to capital expenditure reductions of $84.0 million at Con-Way and $14.9 million at Forwarding.

In all periods reported, net cash used in financing activities consisted primarily of dividend payments and scheduled principal payments for the Thrift and Stock Plan notes guaranteed by CNF. Cash used in financing activities in 2003 also included a $4.8 million repayment of Industrial Revenue Bonds, and in 2002, included a $22.4 million repayment of capital aircraft leases.

CNF has a $385 million revolving credit facility that matures on July 3, 2006. The revolving credit facility is available for cash borrowings and for the issuance of letters of credit up to $385 million. At December 31, 2003, no borrowings were outstanding under the facility and $257.0 million of letters of credit were outstanding, leaving $128.0 million of available capacity for additional letters of credit or cash borrowings, subject to compliance with financial covenants and other customary conditions to borrowing. CNF had other uncommitted unsecured credit facilities totaling $99.3 million at December 31, 2003, which are available to support letters of credit, bank guarantees, and overdraft facilities; at that date, a total of $85.6 million was outstanding under these facilities. Of the total letters of credit outstanding at December 31, 2003, $254.6 million provided collateral for CNF workers' compensation and vehicular self-insurance programs. See "Other Matters – Forward-Looking Statements" below, and Note 6, "Debt and Other Financing Arrangements," in Item 8, "Financial Statements and Supplementary Data," for additional information concerning CNF's $385 million credit facility and some of its other debt instruments.

Defined Benefit Pension Plan

CNF periodically reviews the funding status of its defined benefit pension plan for non-contractual employees, and makes contributions from time to time as necessary in order to comply with the funding requirements of the Employee Retirement Income Security Act ("ERISA"). Funding of CNF's defined benefit pension is based on ERISA-defined measurements rather than the recognition and measurement criteria prescribed by accounting principles generally accepted in the United States ("GAAP"). In 2003, CNF contributed a total of $75 million to its defined benefit pension plans and currently estimates it will contribute an additional $75 million in 2004. CNF also made defined benefit pension plan contributions of $76.2 million in 2002 and $13.1 million in 2001, but made no contributions from 1996 through 2000, due in part to the high rate of return realized on plan assets during that period. There can be no assurance that CNF will not be required to make further cash contributions, which could be substantial, to its defined benefit pension plan in the future.

Contractual Cash Obligations

The table below summarizes contractual cash obligations for CNF as of December 31, 2003. These contractual cash obligations are reflected in the Consolidated Balance Sheets, except for operating leases, which are disclosed as future obligations under GAAP.

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| **(Dollars in thousands)** | **Total** | **2004** | **2005-2006** | **2007-2008** | **2009 & Thereafter** |
| Long-Term Debt and Guarantees | $405,881 | $ 14,055 | $146,300 | $ 45,526 | $200,000 |
| Capital Lease Obligations | 170,419 | 6,819 | 13,638 | 13,638 | 136,324 |
| Operating Leases | 260,266 | 87,728 | 102,259 | 42,704 | 27,575 |
| Total | $836,566 | $108,602 | $262,197 | $101,868 | $363,899 |

As presented above, contractual obligations on long-term debt and guarantees represent principal payments while contractual obligations for capital and operating leases represent the notional payments under the lease arrangements, including anticipated future cash payments for interest on capital leases. Certain liabilities, including those related to pension and postretirement benefit plans and accrued claims costs, are reported in CNF's consolidated balance sheets but not reflected in the table above due to the absence of stated maturities. As more fully discussed above under "—Defined Benefit Pension Plans, " CNF currently estimates that it will contribute $75 million to its defined benefit pension plan in 2004.

As described above under "—Continuing Operations," letters of credit of $254.6 million were outstanding at December 31, 2003 to provide collateral for CNF's accrued claims costs related to workers' compensation and vehicular self-insurance programs. These letters of credit are generally required under self-insurance programs and do not represent additional liabilities as the underlying accrued claims are already reflected on CNF's consolidated balance sheets.

In accordance with GAAP, CNF's operating leases are not included in CNF's consolidated balance sheets. CNF's operating leases were determined to provide economic benefits preferable to ownership based primarily on after-tax cash flows and the effect on CNF's capitalization. Under certain operating leases, Con-Way guarantees the residual value of tractors and trailers at the end of the lease term. At December 31, 2003, the residual value guaranteed under these lease agreements was $18.5 million. CNF recognizes a liability for any shortfall between the residual value guarantee and the equipment's estimated fair value, which fluctuates depending on market conditions.

In 2004, CNF anticipates capital expenditures of between $135 million and $165 million, primarily for the acquisition of additional tractor and trailer equipment. CNF's capital expenditure requirements may increase or decrease depending on business levels and other factors.

For further discussion, see Note 6, "Debt and Other Financing Arrangements," and Note 7, "Leases," included in Item 8, "Financial Statements and Supplementary Data."

Other

CNF's ratio of total debt to capital decreased to 36.8% at December 31, 2003 from 40.3% at December 31, 2002 due primarily to net income and the repayment of debt in 2003.

## DISCONTINUED OPERATIONS

Priority Mail Contract

As described above under "Results of Operations—Discontinued Operations," cash flows from the Priority Mail operations have been segregated and classified as net cash flows from discontinued operations in the Statements of Consolidated Cash Flows. As described in Note 2, "Discontinued Operations—Priority Mail Contract," in Item 8, "Financial Statements and Supplementary Data," EWA received payments in 2002 and 2001 to fully settle EWA's Priority Mail contract termination costs.

Spin-Off of CFC

On December 2, 1996, CNF completed the spin-off of CFC to CNF's shareholders. In connection with the spin-off of CFC, CNF agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain workers' compensation, tax and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit and surety bonds under which CNF is liable to the issuing bank or the surety company.

In September 2002, CFC filed for bankruptcy and ceased most U.S. operations. Following the commencement of its bankruptcy proceeding, CFC ceased making payments with respect to these workers' compensation and public liability claims. CNF was required to take over payment of some of these claims, and expects that demands for payment will likely be made against it with respect to the remaining claims. CNF estimates the aggregate amount of all of these claims, plus other costs, to be $25.0 million. As a result, CNF accrued additional reserves in 2002, primarily in accrued claims costs in the Consolidated Balance Sheets, and recognized 2002 third-quarter and fourth-quarter losses from discontinuance of $13.0 million (net of $8.3 million of income taxes) and $2.3 million (net of $1.4 million of income taxes), respectively. CNF intends to seek reimbursement from CFC in its bankruptcy proceeding of amounts that CNF pays in respect of all of these claims, although there can be no assurance that CNF will be successful in recovering all or any portion of such payments.

In addition, CFC was, at the time of the spin-off, and remains a party to certain multiemployer pension plans covering some of its current and former employees. The cessation of its U.S. operations will result in CFC's "complete withdrawal" (within the meaning of applicable federal law) from these multiemployer plans, at which point it will become obligated, under federal law, to pay its share of any unfunded vested benefits under those plans.

It is possible that the trustees of CFC's multiemployer pension plans may assert claims that CNF is liable for amounts owing to the plans as a result of CFC's withdrawal from those plans and, if so, there can be no assurance that those claims would not be material. CNF has received requests for information regarding the spin-off of CFC from representatives from some of the pension funds, and, in accordance with federal law, CNF has responded to those requests. Under federal law, representatives of CFC's multiemployer plans are entitled to request such information to assist them in determining whether they believe any basis exists for asserting a claim against CNF.

Based on advice of legal counsel and its knowledge of the facts, CNF believes that it would ultimately prevail if any such claims were made, although there can be no assurance in this regard. CNF believes that the amount of those claims, if asserted, could be material, and a judgment against CNF for all or a significant part of these claims could have a material adverse effect on CNF's financial condition, cash flow and results of operations.

If such claims were made, CNF, unless relieved of the obligation through appropriate legal proceedings, would be required under federal law to make periodic cash payments to the multiemployer plans asserting claims against CNF, in an aggregate amount of up to the full amount of those claims. However, under federal law, the claims would initially be decided through arbitration and, upon a final decision by the arbitrator in favor of CNF, the plan trustees would be required to promptly refund those payments, with interest. While the length of time required to reach a final decision in any such arbitration cannot be predicted with certainty, CNF believes that such a decision could be reached within twelve to eighteen months from receipt of claims from the plans, although there can be no assurance in this regard.

CNF currently estimates that the net amount of quarterly payments (after deductibility for tax purposes) could range from $20 million to $25 million (based on certain assumptions), although the actual amount could be greater or less than this estimate. Based on CNF's current financial condition and management's projections of CNF's estimated future financial condition, cash flows and results of operations, as well as a number of other estimates and assumptions, CNF believes that it would have sufficient financial resources to make these periodic payments if it were required to do so. However, there can be no assurance in that regard, and accordingly any requirement to make these periodic payments could have a material adverse effect on CNF's financial condition and cash flows.

As a result of the foregoing, there can be no assurance that matters relating to the spin-off of CFC and CFC's bankruptcy will not have a material adverse effect on CNF's financial condition, cash flows or results of operations, including potentially triggering downgrades of debt instruments or events of default under credit agreements. See "Other Matters—Forward-Looking Statements" and Note 6, "Debt and Other Financing Arrangements," in Item 8, "Financial Statements and Supplementary Data."

# OTHER MATTERS

## ESTIMATES AND CRITICAL ACCOUNTING POLICIES

CNF makes estimates and assumptions when preparing its financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates. CNF's most critical accounting policies upon which management bases estimates are described below.

### Self-Insurance Reserves

CNF uses a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for medical, casualty, liability, vehicular, cargo and workers' compensation claims. Liabilities associated with the risks that are retained by CNF are estimated, in part, by considering historical claims experience, medical costs, demographic factors, severity factors and other assumptions. The undiscounted estimated accruals for these liabilities could be significantly affected if actual costs differ from these assumptions and historical trends.

### Income Taxes

In establishing its deferred income tax assets and liabilities, CNF makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. CNF records deferred tax assets and liabilities and periodically evaluates the need for a valuation allowance to reduce deferred tax assets to realizable amounts. The likelihood of a material change in CNF's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carry forwards and carry backs, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions. CNF is also subject to examination of its income tax returns for multiple years by the IRS and other tax authorities. CNF periodically assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision and related accruals for income taxes.

### Restructuring Reserves

The restructuring charges recognized in 2003 and 2001 were based on significant estimates and assumptions made by management. Refer to the "Menlo Worldwide – Forwarding – Restructuring Plans" section under "Results of Operations" above for a description of the significant assumptions used.

### Uncollectible Accounts Receivable

CNF and its subsidiaries report accounts receivable at net realizable value and provide an allowance for uncollectible accounts when collection is considered doubtful. Con-Way and Forwarding provide for uncollectible accounts based on various judgments and assumptions, including revenue levels, historical loss experience, and composition of outstanding accounts receivable. Logistics, based on the size and nature of its client base, performs a frequent and periodic evaluation of its customers' creditworthiness and accounts receivable portfolio and recognizes expense from uncollectible accounts when losses are both probable and estimable.

### Defined Benefit Pension Plan

CNF has a defined benefit pension plan that covers non-contractual employees in the United States. The amount recognized as pension expense and the accrued pension liability depend upon a number of assumptions and factors, the most significant being the discount rate used to measure the present value of pension obligations, the assumed rate of return on plan assets, which are both affected by economic conditions, market fluctuations, and rate of compensation increase. CNF adjusts its discount rate periodically by taking into account a number of factors, including changes in high-quality corporate bond yields and the advice of its outside actuaries. CNF adjusts its assumed rate of return on plan assets based on historic returns of the plan assets and current market expectations.

CNF used a 6.75% discount rate for purposes of calculating its 2003 pension expense, but used a 6.25% discount rate for calculating its 2003 year-end pension liability and its 2004 pension expense, due primarily to declines in high-quality corporate bond yields in 2003. By way of example, if all other factors were held constant, a 0.5% decline in the discount rate would have an estimated $6 million increase in 2004 annual pension expense. CNF used an assumed rate of return on plan assets of 9.0% in 2003 and will assume the same rate for 2004. Using year-end plan asset values, a 0.5% decline in the assumed rate of return on plan assets would have an estimated $3 million increase in 2004 annual pension expense.

The determination of CNF's accrued pension benefit cost includes an unrecognized actuarial loss that results from the cumulative difference between estimated and actual values for the year-end projected pension benefit obligation and the fair value of plan assets. Under GAAP, any portion of the unrecognized actuarial loss or gain that exceeds ten percent of the greater of the projected benefit obligation or fair value of plan assets must be amortized as an expense over the average service period for employees, approximately thirteen years for CNF. Amortization of the unrecognized actuarial loss decreases the annual pension expense in 2004 by approximately $1 million from annual pension expense in 2003.

The accumulated benefit obligation of CNF's defined benefit pension plan less plan assets as of the actuarial measurement dates in 2003 and 2002 exceeded CNF's accrued benefit cost. Accordingly, under GAAP, CNF reported a minimum pension liability adjustment to recognize this shortfall in each year. Due principally to improved equity markets and a corresponding increase in the actual rate of return on plan assets in 2003, the accumulated minimum pension liability adjustments were reduced in 2003, resulting in an $11.0 million decline in the net-of-tax accumulated other comprehensive loss in shareholders' equity. CNF's Consolidated Balance Sheets included the following accumulated minimum pension liability adjustments:

| | December 31, | |
|---|---|---|
| **(Dollars in thousands)** | **2003** | **2002** |
| Intangible asset reported in Other Assets | $ 5,146 | $ 6,690 |
| Pension liability adjustment reported in Employee Benefits | 37,323 | 56,908 |
| Accumulated other comprehensive loss reported in Shareholders' Equity | 19,628 | 30,632 |

Goodwill and Other Long-Lived Assets

Effective January 1, 2002, CNF adopted SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 specifies that goodwill and indefinite-lived intangible assets will not be amortized but instead will be subject to an annual impairment test. CNF utilizes a third-party independent valuation consultant to perform a goodwill impairment test on an annual basis in the fourth quarter and between annual tests in certain circumstances. Based on an impairment test as of December 31, 2003, CNF was not required to record a charge for goodwill impairment. In accordance with the provisions of SFAS 142, CNF ceased goodwill amortization associated with the Forwarding reporting segment. Prior to adoption of SFAS 142, Forwarding amortized goodwill of $10.2 million in 2001.

Consistent with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," CNF performs an impairment analysis of long-lived assets (other than goodwill or intangible assets) whenever circumstances indicate that the carrying amount may not be recoverable.

In assessing the recoverability of goodwill and other long-lived assets, CNF must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the respective assets. If these estimates or their related assumptions change in the future, CNF may be required to record impairment charges for goodwill or other long-lived assets in future periods. Any such resulting impairment charges could have a material adverse effect on CNF's financial condition or results of operations, including potentially triggering downgrades of debt instruments. See "– Forward-Looking Statements" below, and Note 6, "Debt and Other Financing Arrangements," in Item 8, "Financial Statements and Supplementary Data."

## MARKET RISK

CNF is exposed to a variety of market risks, including the effects of interest rates, commodity prices, foreign currency exchange rates and credit risk. CNF enters into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset, liability or future cash flow against exposure to some form of interest rate, commodity or currency-related risk. Additionally, the designated hedges should have high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure.

CNF is subject to the effect of interest rate fluctuations in the fair value of its long-term debt and capital lease obligations, as summarized in Item 8, "Financial Statements and Supplementary Data," under Note 6, "Debt and Other Financing Arrangements," and Note 7, "Leases." Given a hypothetical 10% change in interest rates, the change in fair value of CNF's long-term debt and guarantees would be approximately $9 million at December 31, 2003.

As more fully discussed in Note 10, "Derivative Instruments and Hedging Activities," in Item 8, "Financial Statements and Supplementary Data," CNF held two freestanding interest rate swap derivatives at December 31, 2003 that were initially entered into as cash flow hedges to mitigate the effects of interest rate volatility on floating-rate lease payments. In connection with Forwarding's 2001 restructuring plan, hedge accounting was discontinued for these interest rate swaps when EWA settled floating-rate operating leases hedged with the interest rate swaps. Prior to their termination in December 2002, CNF used interest rate swaps to mitigate the impact of interest rate volatility on the fair value of its fixed-rate long-term debt. At December 31, 2003, CNF had not entered into any material derivative contracts to hedge exposure to commodity prices or foreign currency.

## CYCLICALITY AND SEASONALITY

CNF's businesses operate in industries that are affected directly by general economic conditions and seasonal fluctuations, both of which affect demand for transportation services. In the trucking and air freight industries, for a typical year, the months of September and October usually have the highest business levels while the months of December, January and February usually have the lowest business levels.

## BUSINESS INTERRUPTION

Although the operations of CNF's subsidiaries are largely decentralized, Forwarding maintains a major hub operation at the Dayton International Airport in Dayton, Ohio. While CNF currently maintains property and business interruption insurance covering Forwarding's operations at the Dayton hub, its insurance policies contain limits for certain causes of loss, including but not limited to earthquake and flood. Such policies do not insure against property loss or business interruption resulting from a terrorist act. Accordingly, there can be no assurance that this insurance coverage will be sufficient. As a result, a major property loss or sustained interruption in the business operations at the Dayton hub, whether due to terrorist activities or otherwise, could have a material adverse effect on CNF's financial condition, cash flows, and results of operations.

In addition, CNF and its subsidiaries rely on CNF Service Company for the performance of shared administrative and technology services in the conduct of their businesses. CNF's centralized computer facilities and its administrative and technology employees are located at the Administrative and Technology ("AdTech") Center in Portland, Oregon. Although CNF maintains backup systems and has disaster recovery processes and procedures in place, a sustained interruption in the operation of these facilities, whether due to terrorist activities, earthquakes, floods or otherwise, could have a material adverse effect on CNF's financial condition, cash flows, and results of operations.

## HOMELAND SECURITY

CNF is subject to compliance with cargo security and transportation regulations issued by the Transportation Security Administration and by the Department of Homeland Security. CNF is not able to accurately predict how new governmental regulation will affect the transportation industry. However, CNF believes that any additional security measures that may be required by future regulations could result in additional costs and could have an adverse effect on its ability to serve customers and on its financial condition, cash flows and results of operations.

## EMPLOYEES

Most of the workforce of CNF and its subsidiaries is not affiliated with labor unions. Consequently, CNF believes that the operations of its subsidiaries have significant advantages over comparable unionized competitors (particularly in the trucking industry) in providing reliable and cost-competitive customer services, including greater efficiency and flexibility. There can be no assurance that CNF's subsidiaries will be able to maintain their current advantages over certain of their competitors.

## ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities: an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires that all special-purpose entities be designated as either a voting-interest entity or a variable-interest entity ("VIE"). A VIE is an entity for which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the VIE to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary if it does not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the VIE's expected losses or receives a majority of its expected residual returns.

The implementation of FIN 46 was required for periods beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date for applying FIN 46 to VIEs created before February 1, 2003 until the end of the first interim period ending after December 15, 2003. In December 2003, the FASB revised FIN 46 ("FIN 46R") to incorporate certain revisions, including the requirement to disregard certain rights in determining whether an entity is the primary beneficiary in a VIE. Under FIN 46R, CNF is not the primary beneficiary of a subsidiary trust that has $125.0 million of Term Convertible Securities ("TECONS") outstanding at December 31, 2003. As a result, CNF will be required to deconsolidate the TECONS, which were issued in June 1997 and are currently reported on CNF's Consolidated Balance Sheets as Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Debentures of the Company. In the quarter ending March 31, 2004, CNF will report $128.9 million of its convertible subordinated debentures held by the subsidiary trust as long-term debt and will also report its $3.9 million equity ownership in the subsidiary trust as an investment.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes classification standards for financial instruments with characteristics of liabilities, equity, or both. CNF adopted SFAS 150 effective July 1, 2003 with no impact.

## FORWARD-LOOKING STATEMENTS

Certain statements included herein constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to a number of risks and uncertainties, and should not be relied upon as predictions of future events. All statements other than statements of historical fact are forward-looking statements, including any projections of earnings, revenues, weight, yield, volumes, income or other financial or operating items, any statements of the plans, strategies, expectations or objectives of CNF or its management for future operations or other future items, any statements concerning proposed new products or services, any statements regarding CNF's estimated future contributions to pension plans, any statements as to the adequacy of reserves, any statements regarding the outcome of any claims that may be brought against CNF by CFC's multi-employer pension plans or regarding the amount of any periodic cash payments that CNF may be required to make while those claims are pending or CNF's ability to make those periodic payments, any statements regarding future economic conditions or performance, any statements regarding the outcome of legal and other claims and proceedings against CNF; any statements of estimates or belief and any statements or assumptions underlying the foregoing.

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of those terms or other variations of those terms or comparable terminology or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data and methods that may be incorrect or imprecise and there can be no assurance that they will be realized. In that regard, the following factors, among others and in addition to the matters discussed elsewhere in this document and other reports and documents filed by CNF with the Securities and Exchange Commission, could cause actual results and other matters to differ materially from those discussed in such forward-looking statements: changes in general business and economic conditions, including the global economy; the creditworthiness of CNF's customers and their ability to pay for services rendered; increasing competition and pricing pressure; changes in fuel prices; the effects of the cessation of EWA's air carrier operations; the possibility of additional unusual charges and other costs and expenses relating to Forwarding's operations; the possibility that CNF may, from time to time, be required to record impairment charges for goodwill and other long-lived assets; the possibility of defaults under CNF's $385 million credit agreement and other debt instruments, including defaults resulting from additional unusual charges or from any costs or expenses that CNF may incur in connection with CFC's bankruptcy proceedings or any claims that may be asserted by CFC's multi-employer pension plans, and the possibility that CNF may be required to repay certain indebtedness in the event that the ratings assigned to its long-term senior debt by credit rating agencies are reduced; labor matters, including the grievance by furloughed pilots and crew members, renegotiations of labor contracts, labor organizing activities, work stoppages or strikes; enforcement of and changes in governmental regulations, including the effects of new regulations issued by the Department of Homeland Security; environmental and tax matters; the February 2000 crash of an EWA aircraft and related litigation; and matters relating to CNF's 1996 spin-off of CFC, including the possibility that CFC's multi-employer pension plans may assert claims against CNF, that CNF may be required to make periodic cash payments while those claims are pending, and that CNF may not prevail in those proceedings and may not have the financial resources necessary to satisfy amounts payable to those plans, and matters relating to CNF's defined benefit pension plans. As a result of the foregoing, no assurance can be given as to future financial condition, cash flows, or results of operations. See Note 15, "Commitments and Contingencies" in Item 8, "Financial Statements and Supplementary Data."

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### CNF Inc.

### Consolidated Balance Sheets

| (Dollars in thousands) | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 321,460 | $ 270,404 |
| Trade accounts receivable, net (Note 1) | 769,707 | 716,037 |
| Other accounts receivable | 68,595 | 129,535 |
| Operating supplies, at lower of average cost or market | 14,333 | 19,612 |
| Prepaid expenses | 53,144 | 43,885 |
| Deferred income taxes (Note 8) | 89,440 | 89,015 |
| Total Current Assets | 1,316,679 | 1,268,488 |
| **Property, Plant, and Equipment, at cost** | | |
| Land | 159,645 | 162,767 |
| Buildings and leasehold improvements | 792,289 | 769,536 |
| Revenue equipment | 652,818 | 609,631 |
| Other equipment | 373,034 | 377,110 |
| | 1,977,786 | 1,919,044 |
| Accumulated depreciation and amortization | (980,331) | (903,690) |
| Net Property and Equipment | 997,455 | 1,015,354 |
| **Other Assets** | | |
| Deferred charges and other assets (Note 4) | 126,458 | 133,411 |
| Capitalized software, net | 68,589 | 75,674 |
| Goodwill, net (Note 1) | 240,671 | 240,593 |
| Deferred income taxes (Note 8) | — | 6,241 |
| | 435,718 | 455,919 |
| Total Assets | $2,749,852 | $2,739,761 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## CNF Inc.

## Consolidated Balance Sheets

| (Dollars in thousands except per share data) | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Liabilities and Shareholders' Equity | | |
| Current Liabilities | | |
| Accounts payable | $ 354,922 | $ 356,605 |
| Accrued liabilities (Notes 2 and 5) | 314,543 | 334,758 |
| Accrued claims costs (Note 1) | 120,730 | 141,632 |
| Accrued aircraft leases and return provision (Note 3) | 5,170 | 27,770 |
| Current maturities of long-term debt and capital leases (Notes 6 and 7) | 14,230 | 12,289 |
| Total current liabilities | 809,595 | 873,054 |
| Long-Term Liabilities | | |
| Long-term debt and guarantees (Note 6) | 426,115 | 447,234 |
| Long-term obligations under capital leases (Note 7) | 110,199 | 110,376 |
| Accrued claims costs (Note 1) | 114,793 | 128,447 |
| Employee benefits (Note 12) | 269,318 | 294,541 |
| Other liabilities and deferred credits | 38,149 | 37,941 |
| Deferred income taxes (Note 8) | 37,875 | — |
| Accrued aircraft leases and return provision (Note 3) | — | 5,170 |
| Total Liabilities | 1,806,044 | 1,896,763 |
| Commitments and Contingencies (Notes 6, 7 and 15) | | |
| Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Debentures of the Company (Note 9) | 125,000 | 125,000 |
| Shareholders' Equity (Note 11) | | |
| Preferred stock, no par value; authorized 5,000,000 shares: | | |
| Series B, 8.5% cumulative, convertible, $.01 stated value; designated 1,100,000 shares; issued 763,674 and 784,007 shares, respectively | 8 | 8 |
| Additional paid-in capital, preferred stock | 116,147 | 119,239 |
| Deferred compensation, Thrift and Stock Plan (Note 13) | (57,687) | (65,723) |
| Total Preferred Shareholders' Equity | 58,468 | 53,524 |
| Common stock, $.625 par value; authorized 100,000,000 shares; issued 56,436,981 and 56,046,790 shares, respectively | 35,273 | 35,029 |
| Additional paid-in capital, common stock | 356,700 | 345,054 |
| Retained earnings | 570,751 | 506,816 |
| Deferred compensation, restricted stock (Note 14) | (6,188) | (3,710) |
| Cost of repurchased common stock (6,459,732 and 6,563,868 shares, respectively) | (159,273) | (161,841) |
| | 797,263 | 721,348 |
| Accumulated Other Comprehensive Loss (Note 11) | (36,923) | (56,874) |
| Total Common Shareholders' Equity | 760,340 | 664,474 |
| Total Shareholders' Equity | 818,808 | 717,998 |
| Total Liabilities and Shareholders' Equity | $2,749,852 | $2,739,761 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## CNF Inc.

## Statements of Consolidated Operations

| (Dollars in thousands except per share data) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $ 5,104,332 | $ 4,762,119 | $ 4,862,731 |
| Costs and Expenses | | | |
| Operating expenses | 4,275,689 | 3,979,137 | 4,224,023 |
| Selling, general and administrative expenses | 496,784 | 461,807 | 481,916 |
| Depreciation | 132,622 | 139,355 | 165,202 |
| Restructuring charges (Note 3) | 7,800 | — | 652,241 |
| | 4,912,895 | 4,580,299 | 5,523,382 |
| Operating Income (Loss) | 191,437 | 181,820 | (660,651) |
| Other Income (Expense) | | | |
| Investment income | 2,527 | 5,557 | 3,981 |
| Interest expense | (30,071) | (23,558) | (27,992) |
| Dividend requirement on preferred securities of subsidiary trust (Note 9) | (6,250) | (6,250) | (6,250) |
| Miscellaneous, net (Note 1) | (1,627) | (11,325) | (5,021) |
| | (35,421) | (35,576) | (35,282) |
| Income (Loss) from Continuing Operations Before Income Tax (Provision) Benefit | 156,016 | 146,244 | (695,933) |
| Income tax (provision) benefit (Note 8) | (63,992) | (32,035) | 262,367 |
| Income (Loss) from Continuing Operations | 92,024 | 114,209 | (433,566) |
| Gain (Loss) from discontinuance, net of tax (Note 2) | — | (12,398) | 38,975 |
| Net Income (Loss) | 92,024 | 101,811 | (394,591) |
| Preferred stock dividends | 8,239 | 8,250 | 8,283 |
| Net Income (Loss) Applicable to Common Shareholders | $ 83,785 | $ 93,561 | $ (402,874) |
| Weighted-Average Common Shares Outstanding (Note 1) | | | |
| Basic | 49,537,945 | 49,139,134 | 48,752,480 |
| Diluted | 56,725,667 | 56,655,570 | 48,752,480 |
| Earnings (Loss) Per Common Share (Note 1) | | | |
| Basic | | | |
| Net income (loss) from continuing operations | $ 1.69 | $ 2.16 | $ (9.06) |
| Gain (Loss) from discontinuance, net of tax | — | (0.26) | 0.80 |
| Net Income (Loss) Applicable to Common Shareholders | $ 1.69 | $ 1.90 | $ (8.26) |
| Diluted | | | |
| Net income (loss) from continuing operations | $ 1.57 | $ 1.96 | $ (9.06) |
| Gain (Loss) from discontinuance, net of tax | — | (0.22) | 0.80 |
| Net Income (Loss) Applicable to Common Shareholders | $ 1.57 | $ 1.74 | $ (8.26) |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## CNF Inc.

## Statements of Consolidated Cash Flows

| (Dollars in thousands) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash and Cash Equivalents, Beginning of Year | $ 270,404 | $ 400,763 | $ 104,515 |
| Operating Activities | | | |
| Net income (loss) | 92,024 | 101,811 | (394,591) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Discontinued operations, net of tax | — | 12,398 | (38,975) |
| Restructuring charges | 7,800 | — | 652,241 |
| Loss from the business failure of a customer | — | — | 47,454 |
| Depreciation and amortization, net of accretion | 149,380 | 159,080 | 195,397 |
| Increase (Decrease) in deferred income taxes | 35,096 | 105,313 | (209,947) |
| Amortization of deferred compensation | 9,376 | 8,607 | 7,402 |
| Provision for uncollectible accounts | 14,505 | 17,817 | 17,435 |
| Equity in (earnings) losses of joint venture | (20,718) | (18,188) | 9,415 |
| Loss (Gain) on sales of property and equipment, net | (1,591) | (11,348) | 4,636 |
| Loss from equity ventures | 3,705 | 4,585 | 5,251 |
| Changes in assets and liabilities: | | | |
| Receivables | (39,473) | (55,873) | 134,265 |
| Prepaid expenses | (9,259) | 3,063 | 353 |
| Unamortized aircraft maintenance | — | — | 12,776 |
| Accounts payable | (1,563) | 18,025 | (81,963) |
| Accrued incentive compensation | (36,682) | 52,190 | (24,187) |
| Accrued liabilities, excluding accrued incentive compensation | 20,011 | (26,250) | (51,141) |
| Accrued claims costs | (34,556) | (475) | 30,005 |
| Income taxes | 36,864 | (82,365) | (59,787) |
| Employee benefits | (7,838) | (27,033) | 21,763 |
| Accrued aircraft leases and return provision | (26,269) | (302,630) | (8,333) |
| Deferred charges and credits | 20,616 | 36,236 | 57,527 |
| Other | 11,185 | 9,823 | (19,633) |
| Net Cash Provided by Operating Activities | 222,613 | 4,786 | 307,363 |
| Investing Activities | | | |
| Capital expenditures | (137,378) | (84,838) | (192,125) |
| Software expenditures | (12,730) | (14,281) | (15,668) |
| Proceeds from sales of property and equipment, net | 18,782 | 14,614 | 13,833 |
| Net Cash Used in Investing Activities | (131,326) | (84,505) | (193,960) |
| Financing Activities | | | |
| Net repayment of long-term debt, guarantees and capital leases | (14,944) | (30,994) | (7,625) |
| Proceeds from exercise of stock options | 6,389 | 6,948 | 3,210 |
| Payments of common dividends | (19,850) | (19,663) | (19,522) |
| Payments of preferred dividends | (10,192) | (10,484) | (10,709) |
| Net Cash Used in Financing Activities | (38,597) | (54,193) | (34,646) |
| Net Cash Provided by (Used in) Continuing Operations | 52,690 | (133,912) | 78,757 |
| Net Cash Provided by (Used in) Discontinued Operations | (1,634) | 3,553 | 217,491 |
| Increase (Decrease) in Cash and Cash Equivalents | 51,056 | (130,359) | 296,248 |
| Cash and Cash Equivalents, End of Year | $ 321,460 | $ 270,404 | $ 400,763 |
| Supplemental Disclosure | | | |
| Cash Paid (Refunded) for income taxes, net | $ (14,548) | $ (3,779) | $ 13,555 |
| Cash Paid for interest, net of amounts capitalized | $ 29,179 | $ 23,552 | $ 28,908 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

# CNF Inc.

## Statements of Consolidated Shareholders Equity

| (Dollars in thousands except per share data) | Preferred Stock Series B | | Common Stock | | Additional Paid-in Capital | Deferred Compensation | Retained Earnings | Cost of Repurchased Common Stock | Accumulated Other Comprehensive Income (Loss) | Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | | | | | | |
| **Balance, December 31, 2000** | 824,902 | $ 8 | 55,426,605 | $34,642 | $456,741 | $(82,025) | $ 855,314 | $(166,939) | $(35,819) | |
| Net loss | — | — | — | — | — | — | (394,591) | — | — | $(394,591) |
| Other comprehensive income (loss): | | | | | | | | | | |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | — | (5,404) | (5,404) |
| Cumulative effect of accounting change (Note 9) | | | | | | | | | 3,005 | 3,005 |
| Change in fair value of cash flow hedges | | | | | | | | | (4,548) | (4,548) |
| Minimum pension liability adjustment | — | — | — | — | — | — | — | — | (2,658) | (2,658) |
| Comprehensive loss | — | — | — | — | — | — | — | — | — | $(404,196) |
| Exercise of stock options including tax benefits of $930 | — | — | 178,377 | 111 | 4,028 | — | — | — | — | |
| Issuance of restricted stock, net of forfeitures | — | — | (45,073) | (28) | (3,662) | 3,690 | — | — | — | |
| Issuance of employee stock awards | — | — | — | — | 6 | — | — | 19 | — | |
| Recognition of deferred compensation | — | — | — | — | — | 4,002 | — | — | — | |
| Repurchased common stock issued for conversion of preferred stock | (19,007) | — | — | — | (2,479) | — | — | 2,479 | — | |
| Common dividends declared ($.40 per share) | — | — | — | — | — | — | (19,522) | — | — | |
| Series B, Preferred dividends ($12.93 per share) net of tax benefits of $2,323 | — | — | — | — | — | — | (8,283) | — | — | |
| **Balance, December 31, 2002** | 805,895 | 8 | 55,559,909 | 34,725 | 454,634 | (74,333) | 432,918 | (164,441) | (45,424) | |
| Net income | — | — | — | — | — | — | 101,811 | — | — | $ 101,811 |
| Other comprehensive income (loss): | | | | | | | | | | |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | — | 6,934 | 6,934 |
| Change in fair value of cash flow hedges | | | | | | | | | 1,149 | 1,149 |
| Minimum pension liability adjustment | — | — | — | — | — | — | — | — | (19,533) | (19,533) |
| Comprehensive income | — | — | — | — | — | — | — | — | — | $ 90,361 |
| Exercise of stock options including tax benefits of $1,884 | — | — | 377,789 | 237 | 8,595 | — | — | — | — | |
| Issuance of restricted stock, net of forfeitures | — | — | 109,092 | 67 | 3,640 | (3,707) | — | — | — | |
| Issuance of employee stock awards | — | — | — | — | 7 | — | — | 17 | — | |
| Recognition of deferred compensation | — | — | — | — | — | 8,607 | — | — | — | |
| Repurchased common stock issued for conversion of preferred stock | (21,888) | — | — | — | (2,583) | — | — | 2,583 | — | |
| Common dividends declared ($.40 per share) | — | — | — | — | — | — | (19,663) | — | — | |
| Series B, Preferred dividends ($12.93 per share) net of tax benefits of $2,081 | — | — | — | — | — | — | (8,250) | — | — | |
| **Balance, December 31, 2002** | 784,007 | 8 | 56,046,790 | 35,029 | 464,293 | (69,433) | 506,816 | (161,841) | (56,874) | |
| Net income | — | — | — | — | — | — | 92,024 | — | — | $ 92,024 |
| Other comprehensive income: | | | | | | | | | | |
| Unrealized gain on marketable securities, net of tax | — | — | — | — | — | — | — | — | 2,044 | 2,044 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | — | 6,509 | 6,509 |
| Change in fair value of cash flow hedges | — | — | — | — | — | — | — | — | 394 | 394 |
| Minimum pension liability adjustment | — | — | — | — | — | — | — | — | 11,004 | 11,004 |
| Comprehensive income | — | — | — | — | — | — | — | — | — | $ 111,975 |
| Exercise of stock options including tax benefits of $1,120 | — | — | 276,206 | 172 | 7,336 | — | — | — | — | |
| Issuance of restricted stock, net of forfeitures | — | — | 113,985 | 72 | 3,746 | (3,818) | — | — | — | |
| Issuance of employee stock awards | — | — | — | — | 6 | — | — | 34 | — | |
| Recognition of deferred compensation | — | — | — | — | — | 9,376 | — | — | — | |
| Repurchased common stock issued for conversion of preferred stock | (20,333) | — | — | — | (2,534) | — | — | 2,534 | — | |
| Common dividends declared ($.40 per share) | — | — | — | — | — | — | (19,850) | — | — | |
| Series B, Preferred dividends ($12.93 per share) net of tax benefits of $1,833 | — | — | — | — | — | — | (8,239) | — | — | |
| **Balance, December 31, 2003** | 763,674 | $ 8 | 56,436,981 | $35,273 | $472,847 | $(63,875) | $ 570,751 | $(159,273) | $(36,923) | |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## CNF Inc.

## Notes to Consolidated Financial Statements

### *1. Principal Accounting Policies*

**Basis of Presentation and Principles of Consolidation:** The consolidated financial statements include the accounts of CNF Inc. and its subsidiaries ("CNF").

**Organization:** CNF Inc. and its subsidiaries provide supply chain management services for business-to-business shipments by land, air and sea throughout the world.

CNF's principal businesses consist of Con-Way Transportation Services ("Con-Way") and Menlo Worldwide. However, for financial reporting purposes, CNF is divided into five reporting segments. The operating results of Con-Way are reported as one reporting segment while Menlo Worldwide is divided into three reporting segments: Menlo Worldwide Forwarding ("Forwarding"), Menlo Worldwide Logistics ("Logistics"), and Menlo Worldwide Other. Also, certain corporate activities and the results of Road Systems, a trailer manufacturer, are reported in the separate CNF Other reporting segment.

Con-Way provides next-day, second-day and transcontinental freight trucking throughout the U.S., Canada, Puerto Rico and Mexico, as well as expedited transportation, air freight forwarding, contract logistics and warehousing, and truckload brokerage services.

The Menlo Worldwide group of businesses, which was formed effective in 2002, includes the combined operating results of Forwarding, Logistics and the Menlo Worldwide Other reporting segments. Forwarding provides time-definite domestic and international air freight and ocean forwarding services, customs brokerage, and other trade services. Logistics develops integrated contract logistics solutions, including the management of complex distribution networks and supply chain engineering and consulting. The Menlo Worldwide Other reporting segment includes the operating results of Vector SCM ("Vector"), a joint venture with General Motors ("GM") that serves as the lead logistics manager for GM.

The CNF Other reporting segment includes the operating results of Road Systems, a trailer manufacturer, and certain CNF corporate activities.

For further discussion of CNF's discontinued operations, including the terminated Priority Mail contract with the U.S. Postal Service ("USPS") and matters relating to the 1996 spin-off of Consolidated Freightways Corporation ("CFC"), refer to Note 2, "Discontinued Operations."

**Estimates:** Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

**Recognition of Revenues:** CNF recognizes revenue when services have been performed, persuasive evidence of an arrangement exists, the revenue amount is fixed or determinable and collectibility is probable. CNF recognizes the allocation of freight transportation revenue between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred. Revenue from contracts is recognized in accordance with contractual terms as services are provided.

**Cash Equivalents:** Short-term interest-bearing instruments with maturities of three months or less at the date of purchase (including investments in municipal bonds, auction rate securities, commercial paper, and other money market instruments of $283,491,000 and $208,000,000 at December 31, 2003 and 2002, respectively) are considered cash equivalents.

**Trade Accounts Receivable, Net:** Trade accounts receivable are net of allowances of $22,688,000 and $22,402,000 at December 31, 2003 and 2002, respectively.

**Property, Plant and Equipment:** Property, plant and equipment are depreciated primarily on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 10 years or less for aircraft, 5 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

Expenditures for equipment maintenance and repairs are charged to operating expenses as incurred; betterments are capitalized. Gains (losses) on sales of equipment and property are recorded in operating expenses.

**Capitalized Software:** Capitalized software, net, consists of costs to purchase and develop internal-use software. Amortization of capitalized software is computed on an item-by-item basis over a period of 3 to 10 years, depending on the estimated useful life of the software. Amortization expense related to capitalized software was $19,815,000 in 2003, $18,498,000 in 2002, and $19,098,000 in 2001. Accumulated amortization at December 31, 2003 and 2002 was $82,574,000 and $70,471,000, respectively.

**Goodwill and Other Intangible Assets:** Effective January 1, 2002, CNF adopted SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 specifies that goodwill and indefinite-lived intangible assets will not be amortized but instead will be subject to an annual impairment test. CNF utilizes a third-party independent valuation consultant to perform a goodwill impairment test on an annual basis in the fourth quarter and between annual tests in certain circumstances. Based on an impairment test as of December 31, 2003, CNF was not required to record a charge for goodwill impairment. In accordance with the provisions of SFAS 142, CNF ceased goodwill amortization associated with the Forwarding reporting segment. Prior to adoption of SFAS 142, Forwarding amortized goodwill of $10.2 million in 2001. The following table indicates the impact on net income (loss) and earnings (loss) per share if the non-amortization provisions of SFAS 142 had been applied beginning January 1, 2001.

| (Dollars in thousands except per share data) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income (loss) from continuing operations, as reported | $83,785 | $105,959 | $(441,849) |
| Add back: | | | |
| Goodwill amortization, net of tax | — | — | 6,361 |
| Adjusted net income (loss) from continuing operations | $83,785 | $105,959 | $(435,488) |
| Earnings (loss) per share from continuing operations: | | | |
| Basic: | | | |
| As reported | $ 1.69 | $ 2.16 | $ (9.06) |
| Adjusted | $ 1.69 | $ 2.16 | $ (8.93) |
| Diluted: | | | |
| As reported | $ 1.57 | $ 1.96 | $ (9.06) |
| Adjusted | $ 1.57 | $ 1.96 | $ (8.93) |

**Impairment of Long-Lived Assets:** CNF reviews long-lived assets and certain identifiable intangibles for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If the asset is not considered recoverable, an amount equal to the excess of the carrying amount over the estimated fair value will be charged against the asset with a corresponding expense to the income statement. See Note 3, "Restructuring Plans" for information concerning impairment charges recognized in 2001.

**Income Taxes:** CNF follows the liability method of accounting for income taxes.

**Accrued Claims Costs:** CNF provides for the undiscounted costs of self-insured medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based on trends of losses for filed claims and claims estimated to be incurred but not filed. The long-term portion of accrued claims costs relate primarily to workers' compensation and vehicular claims that are estimated to be payable over several years.

CNF participates in a reinsurance pool to reinsure mostly workers' compensation and vehicular liabilities. Each participant in the pool cedes losses to the pool and assumes an equivalent amount of losses. Reinsurance does not relieve CNF of its liabilities under the original policy. However, in the opinion of management, potential exposure to CNF for non-payment is minimal.

**Foreign Currency Translation:** Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the Foreign Currency Translation Adjustment in the Statements of Consolidated Shareholders' Equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in results of operations.

**Earnings (Loss) Per Share (EPS):** Basic EPS for continuing operations is computed by dividing reported net income (loss) from continuing operations (after preferred stock dividends) by the weighted-average common shares outstanding. The calculation of diluted EPS for continuing operations is calculated as follows:

| (Dollars in thousands except per share data) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Earnings (Loss): | | | |
| Net income (loss) from continuing operations | $ 83,785 | $ 105,959 | $ (441,849) |
| Add-backs: | | | |
| Dividends on preferred stock, net of replacement Funding | 1,379 | 1,334 | — |
| Dividends on preferred securities of subsidiary trust, net of tax | 3,816 | 3,816 | — |
| | $ 88,980 | $ 111,109 | $ (441,849) |
| Shares | | | |
| Weighted-average shares outstanding | 49,537,945 | 49,139,134 | 48,752,480 |
| Stock options | 467,340 | 700,331 | — |
| Series B preferred stock | 3,595,382 | 3,691,105 | — |
| Preferred securities of subsidiary trust | 3,125,000 | 3,125,000 | — |
| | 56,725,667 | 56,655,570 | 48,752,480 |
| Diluted earnings (loss) per share from continuing Operations | $ 1.57 | $ 1.96 | $ (9.06) |

For the year ended December 31, 2001, convertible securities and stock options were anti-dilutive. As a result, the assumed shares and related add-back to net loss from continuing operations under the if-converted method have been excluded from the calculation of diluted EPS. If the securities had been dilutive, the assumed shares under the if-converted method would have been as follows: stock options – 461,040 shares, series B preferred stock – 3,794,159, preferred securities of subsidiary trust – 3,125,000 shares.

**Stock-Based Compensation:** As described in Note 14, "Stock-Based Compensation," officers and non-employee directors have been granted options under CNF's stock option plans to purchase common stock of CNF at prices equal to the market value of the stock on the date of grant. CNF accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized for fixed-option plans because the exercise prices of employee stock options equal or exceed the market prices of the underlying stock on the dates of grant.

The following table sets forth the effect on net income (loss) and earnings (loss) per share from continuing operations (after preferred stock dividends) if CNF had applied the fair-value based method and recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based compensation:

| (Dollars in thousands, except per share data) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income (loss) from continuing operations, as reported | $83,785 | $105,959 | $(441,849) |
| Additional compensation cost, net of tax, that would have been included in net income if the fair-value method had been applied | (9,312) | (8,473) | (9,368) |
| Adjusted net income (loss) from continuing operations as if the fair-value method had been applied | $74,473 | $ 97,486 | $(451,217) |
| Earnings (loss) per share from continuing operations: | | | |
| Basic: | | | |
| As reported | $ 1.69 | $ 2.16 | $ (9.06) |
| Adjusted | $ 1.50 | $ 1.98 | $ (9.26) |
| Diluted: | | | |
| As reported | $ 1.57 | $ 1.96 | $ (9.06) |
| Adjusted | $ 1.40 | $ 1.81 | $ (9.26) |

These effects of applying SFAS 123 may not be indicative of future amounts.

**Derivative Instruments and Hedging Activities:** CNF adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. The $3.0 million after-tax gain representing the cumulative effect of adopting the new accounting standard decreased Accumulated Other Comprehensive Loss, as more fully discussed in Note 10, "Derivative Instruments and Hedging Activities."

**Equity-Method Investments:** As discussed more fully in Note 4, "Investment in Unconsolidated Joint Venture," Menlo Worldwide, LLC owns a majority equity interest in Vector, a joint venture with GM that is accounted for as an equity-method investment. In addition, CNF provided venture capital funding, primarily in 2001 and 2000, to various companies focused on developing technology-based solutions in the transportation industry. CNF's investment in these companies, which are accounted for as cost and equity-method investments, were written down in 2003, 2002 and 2001 and reported as non-operating losses in Miscellaneous, Net in the Consolidated Statements of Operations. At December 31, 2003, CNF's remaining net investment in these ventures was $1.7 million.

**New Accounting Standards:** In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities: an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires that all special-purpose entities be designated as either a voting-interest entity or a variable-interest entity ("VIE"). A VIE is an entity for which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the VIE to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary if it does not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the VIE's expected losses or receives a majority of its expected residual returns.

The implementation of FIN 46 was required for periods beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date for applying FIN 46 to VIEs created before February 1, 2003 until the end of the first interim period ending after December 15, 2003. In December 2003, the FASB revised FIN 46 ("FIN 46R") to incorporate certain revisions, including the requirement to disregard certain rights in determining whether an entity is the primary beneficiary in a VIE. Under FIN 46R, CNF is not the primary beneficiary of a subsidiary trust that has $125.0 million of Term Convertible Securities ("TECONS") outstanding at December 31, 2003. As a result, CNF will be required to deconsolidate the TECONS, which were issued in June 1997 and are currently reported on CNF's Consolidated Balance Sheets as Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Convertible Debentures of the Company. In the quarter ending March 31, 2004, CNF will report $128.9 million of its convertible subordinated debentures held by the subsidiary trust as long-term debt and will also report its $3.9 million equity ownership in the subsidiary trust as an investment.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes classification standards for financial instruments with characteristics of liabilities, equity, or both. CNF adopted SFAS 150 effective July 1, 2003 with no impact.

**Reclassification:** Certain amounts in prior years' financial statements have been reclassified to conform to the current-year presentation.

### *2. Discontinued Operations*

**Priority Mail Contract:** As a result of the termination of the Priority Mail contract described below, the results of operations, and cash flows of the Priority Mail operations have been segregated and classified as discontinued operations. On November 3, 2000, Emery Worldwide Airlines ("EWA") and the U.S. Postal Service ("USPS") announced an agreement (the "Termination Agreement") to terminate their contract for the transportation and sortation of Priority Mail (the "Priority Mail contract"). As described below, all claims relating to amounts owed to EWA under the Priority Mail contract were fully settled in connection with payments from the USPS to EWA in 2002 and 2001.

Under the terms of the Termination Agreement, the USPS agreed to reimburse EWA for Priority Mail contract termination costs. On January 7, 2001, the USPS paid EWA $60.0 million toward the termination costs and on July 3, 2002, the USPS paid EWA $6.0 million to fully settle EWA's Priority Mail contract termination costs, which resulted in a 2002 third-quarter gain from discontinuance of $2.9 million, net of $1.8 million of income taxes.

On September 26, 2001, EWA entered into an agreement with the USPS to settle claims relating to the underpayment of amounts owed to EWA under the Priority Mail contract with the USPS (the "Settlement Agreement"). Under the Settlement Agreement, EWA received a $235.0 million payment from the USPS on September 28, 2001 to settle all non-termination claims under the Priority Mail contract as well as a $70.0 million provisional payment for termination costs related to the separate Express Mail contract with the USPS. These claims were to recover costs of operating under the contract as well as profit and interest thereon. The Priority Mail Termination Agreement described above was unaffected by the Settlement Agreement. As a result of the payment under the Settlement Agreement, unbilled revenue under the contract was fully recovered and EWA in the third quarter of 2001 recognized a gain from discontinuance of $39.0 million, net of $24.9 million of income taxes.

After EWA filed a claim for redetermined higher prices in the third quarter of 1999 and until termination of the Priority Mail contract on January 7, 2001, EWA recorded revenue only in amounts up to the costs incurred. EWA reported Priority Mail revenue of $10.2 million in 2001.

Net current liabilities of the discontinued Priority Mail operations of $1.6 million and $3.2 million at December 31, 2003 and 2002, respectively, were included in Accrued Liabilities in the Consolidated Balance Sheets.

**Spin-Off of CFC:** On December 2, 1996, CNF completed the spin-off of Consolidated Freightways Corporation ("CFC") to CNF's shareholders. CNF recognized 2002 third-quarter and fourth-quarter losses from discontinuance of $13.0 million (net of $8.3 million of income taxes) and $2.3 million (net of $1.4 million of income taxes), respectively, in connection with the bankruptcy of CFC in September 2002. For further detailed discussion of this matter, see Note 15, "Commitments and Contingencies," and Item 7, "Management's Discussion and Analysis – Liquidity and Capital Resources – Discontinued Operations – Spin-Off of CFC."

### *3. Restructuring Plans*

**2001 Restructuring Plan:** In June 2001, Forwarding began an operational restructuring to align it with management's estimates of future business prospects for domestic heavy air freight and to address changes in market conditions, which deteriorated due primarily to a slowing domestic economy and loss of EWA's contracts with the USPS to transport Express Mail and Priority Mail. The $340.5 million second-quarter restructuring charge in 2001 consisted primarily of non-cash impairment charges of $278.0 million and $62.5 million of estimated future cash expenditures related primarily to the return to lessors of certain aircraft leased to EWA. Based on issues identified during inspections conducted by the Federal Aviation Administration ("FAA"), on August 13, 2001, EWA was required to suspend its air carrier operations as part of an interim settlement agreement with the FAA. As a result, EWA furloughed approximately 400 pilots and crew members and Forwarding made arrangements to continue its service to customers by utilizing aircraft operated by several other air carriers. Primarily in response to the FAA action and a worsening global economic downturn, Forwarding re-evaluated its restructuring plan. On December 5, 2001, CNF announced that Forwarding (formerly known as "Emery" or "Emery Forwarding") in 2002 would become part of CNF's new Menlo Worldwide group of supply chain services providers and in North America would utilize aircraft operated by other air carriers instead of EWA operating its own fleet of aircraft, and that EWA would permanently cease air carrier operations. In connection with the revised restructuring plan, in the fourth quarter of 2001 Forwarding recognized additional restructuring charges of $311.7 million, including $305.6 million for the planned disposal of leased aircraft, cessation of EWA's remaining operations, and other costs, and $6.1 million for employee separation costs for 157 of EWA's non-pilot employees.

In connection with CNF's announcement of the cessation of EWA's air carrier operations on December 5, 2001, EWA terminated the employment of all of its pilots and crew members, bringing the total number of terminated employees in 2001 to 800. Those pilots and crew members are represented by the Air Line Pilots Association ("ALPA") union under a collective bargaining agreement. Subsequently, ALPA filed a grievance on behalf of the pilots and crew members protesting the cessation of EWA's air carrier operations and Forwarding's use of other air carriers. The ALPA matters are subject to binding arbitration. Based on CNF's current evaluation, management believes that it has provided for its estimated exposure related to the ALPA matters. However, CNF cannot predict with certainty the ultimate outcome of these matters.

Following the fourth-quarter restructuring charge in 2001, Forwarding's cash flows have reflected the cost of having other air carriers provide service to Forwarding's North American customers as well as lease payments and other costs associated with Forwarding's restructuring plan; however, Forwarding's operating expenses have reflected the cost of aircraft operated by other carriers but have not included scheduled rental payments and return costs or other restructuring-related payments, as these expenses were accrued in connection with the restructuring charges.

Forwarding's restructuring reserves for aircraft and other costs declined to $34.8 million at December 31, 2003 from $67.7 million at December 31, 2002 due primarily to aircraft lease payments and return costs. None of the 37 aircraft that were grounded in connection with Forwarding's restructuring plan remained under lease as of December 31, 2003. Restructuring reserves at December 31, 2003 consisted primarily of CNF's estimated exposure related to labor matters in arbitration, as described above, as well as other estimated remaining restructuring-related obligations.

The following table sets forth the cumulative activity related to Forwarding's 2001 restructuring plan:

| (Dollars in millions) | Total Charges | Cash Payments | Charged Against Assets | Reserves at December 31, 2003 |
|---|---|---|---|---|
| Employee separations | $ 6.1 | $ (5.9) | $ — | $ 0.2 |
| Asset impairments | 278.0 | — | (278.0) | — |
| Aircraft and other costs | 368.1 | (333.5) | — | 34.6 |
| | $652.2 | $(339.4) | $(278.0) | $34.8 |

**2003 Restructuring Plan:** In response to continued declines in North American air freight revenue, Forwarding continued restructuring its operations in the fourth quarter of 2003, primarily to reduce the costs of its North American freight service center network. Under the restructuring plan, Forwarding closed nine service centers located in markets for which the transportation of shipments between service centers and customers could be served more cost effectively by cartage agents. In connection with the restructuring plan, Forwarding recognized a $7.8 million charge, primarily for the accrual of future lease payments on closed facilities and employee termination costs. In connection with the 2003 restructuring plan, Forwarding made cash payments in 2003 of $1.2 million for employee separation costs.

### *4. Investment in Unconsolidated Joint Venture*

Vector SCM ("Vector") is a joint venture formed with General Motors ("GM") in December 2000 for the purpose of providing logistics management services on a global basis for GM, and ultimately for customers in addition to GM. Although Menlo Worldwide, LLC ("MW") owns a majority interest in Vector, MW's portion of Vector's operating results are reported in the Menlo Worldwide Other reporting segment as an equity-method investment based on GM's ability to control certain operating decisions. Vector is organized as a limited liability company that has elected to be taxed as a partnership. Therefore, the joint venture partners are responsible for income taxes applicable to their share of Vector's taxable income. MW's portion of Vector's net income, which is reported as a reduction of operating expenses in the accompanying Statements of Consolidated Operations, does not include any provision for income taxes that will be incurred by CNF. MW's undistributed earnings from Vector at December 31, 2003, before provision for CNF's related parent income taxes, was $22.6 million, which reflects a $6.3 million dividend declaration in the fourth quarter of 2003.

Vector participates in CNF's centralized cash management system, and, consequently, Vector's domestic trade accounts payable are paid by CNF and settled through Vector's affiliate accounts with CNF. In addition, excess cash balances in Vector's bank accounts, if any, are invested by CNF and settled through affiliate accounts. As a result of Vector's excess cash invested by CNF, Vector's affiliate receivable from CNF as of December 31, 2003 was $16.0 million, which earned interest income based on a rate earned by CNF's cash-equivalent investments.

As required by the Vector Agreements, CNF provides Vector with a $20 million line of credit for Vector's working capital and capital expenditure requirements. Under the credit facility, which matures on December 13, 2005, Vector may obtain loans with an annual interest rate based on the rate CNF pays under its $385 million revolving credit facility. CNF provides a portion of its $20 million credit commitment to Vector through CNF's guarantee of $7.5 million of uncommitted local currency overdraft facilities available to Vector by international banks.

At December 31, 2003, $5.8 million was outstanding under Vector's uncommitted local currency overdraft facilities and no borrowings were directly payable to CNF. At December 31, 2002, Vector owed $2.5 million under the uncommitted local currency overdraft facilities and owed $2.4 million to CNF under the line of credit with CNF.

CNF's capital transactions with Vector, including cash advances to and from Vector under CNF's centralized cash management system and credit facility described above, are reported as adjustments to MW's investment in Vector in Deferred Charges and Other Assets in CNF's Consolidated Balance Sheets.

### *5. Accrued Liabilities*

Accrued liabilities consisted of the following:

| | December 31, | |
|---|---|---|
| **(Dollars in thousands)** | **2003** | **2002** |
| Holiday and vacation pay | $ 74,938 | $ 69,035 |
| Wages and salaries | 38,050 | 33,012 |
| Taxes other than income taxes | 27,573 | 29,371 |
| Incentive compensation | 25,527 | 62,209 |
| Estimated revenue adjustments | 18,036 | 19,345 |
| Accrued interest | 5,770 | 5,119 |
| Net current liabilities of discontinued operations (Note 2) | 1,581 | 3,215 |
| Other accrued liabilities | 123,068 | 113,452 |
| Total accrued liabilities | $314,543 | $334,758 |

### *6. Debt and Other Financing Arrangements*

Long-term debt and guarantees consisted of the following:

| (Dollars in thousands) | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Mortgage note payable, 3.50%, due 2004 (interest payable annually) | $ 2,034 | $ 4,068 |
| Mortgage note payable, 7.63%, due 2008 (interest payable monthly) | 2,147 | — |
| 7.35% Notes due 2005 (interest payable semi-annually) | 100,000 | 100,000 |
| TASP Notes guaranteed, 6.00% to 8.54%, due through 2009 (interest payable semi-annually) | 101,700 | 111,800 |
| 8 7/8% Notes due 2010 (interest payable semi-annually), net of discount and including fair market value adjustment | 234,289 | 238,700 |
| Industrial Revenue Bonds due 2014 (interest payable quarterly at a floating rate of 3.10% at December 31, 2002) | — | 4,800 |
| | 440,170 | 459,368 |
| Less current maturities | (14,055) | (12,134) |
| Total long-term debt and guarantees | $426,115 | $447,234 |

**Revolving Credit Facility:** CNF has a $385 million revolving credit facility that matures on July 3, 2006. The revolving credit facility is available for cash borrowings and for the issuance of letters of credit up to $385 million. At December 31, 2003 and 2002, no borrowings were outstanding under the facility and, at December 31, 2003, $257.0 million of letters of credit were outstanding, leaving $128.0 million of available capacity for additional letters of credit or cash borrowings, subject to compliance with financial covenants and other customary conditions to borrowing. Of the total letters of credit outstanding at December 31, 2003, including other uncommitted credit facilities described below, $254.6 million provided collateral for CNF workers' compensation and vehicular self-insurance programs. Borrowings under the agreement bear interest at a rate based upon specified indices plus a margin dependent on CNF's credit rating. The credit facility fee ranges from 0.125% to 0.375% applied to the total facility of $385 million based on CNF's current credit ratings.

The credit agreement contains various restrictive covenants, including a limitation on the incurrence of additional indebtedness and the requirement for specified levels of consolidated net worth and fixed-charge coverage. In August 2003, CNF's $385 million revolving credit facility was amended to exclude the effect of certain items from the calculation of financial covenants. Under the amendment, the requirements for specified levels of consolidated net worth, fixed-charge coverage and the ratio of consolidated debt to net worth were amended to exclude any effect of goodwill impairment charges and minimum pension liability adjustments. In January 2004, the credit agreement was further amended, primarily to remove a provision that would require CNF to pledge assets as collateral to secure borrowings and other amounts due under the revolving credit facility in the event that CNF's senior unsecured long-term debt securities are rated at less than investment grade by Standard & Poors and Moody's.

**Other Uncommitted Credit Facilities:** CNF had other uncommitted unsecured credit facilities totaling $99.3 million at December 31, 2003, which are available to support letters of credit, bank guarantees, and overdraft facilities; at that date, a total of $85.6 million of letters of credit was outstanding under these facilities.

**Thrift and Stock Plan Notes:** CNF guarantees the notes issued by CNF's Thrift and Stock Plan ("TASP"). As of December 31, 2003, there was $39.7 million aggregate principal amount of Series A TASP notes outstanding, bearing interest at an annual rate of 6.00% and maturing on January 1, 2006, and $62.0 million aggregate principal amount of Series B TASP notes outstanding, bearing interest at an annual rate of 8.54% and maturing on January 1, 2009. The Series A notes contain financial covenants that require CNF to maintain minimum amounts of net worth and fixed-charge coverage. In August 2003, the Series A notes were amended to exclude any effect of goodwill impairment charges and minimum pension liability adjustments on the requirement for specified levels of consolidated net worth and fixed-charge coverage. Holders of the Series B notes issued by CNF's TASP have the right to require CNF to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated CNF's long-term senior debt at less than investment grade unless, within 45 days, CNF shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. As a result, any further decrease in CNF's long-term senior debt ratings by both of these credit rating agencies would give the holders of TASP notes the right to require CNF to repurchase those notes unless CNF was able to obtain appropriate credit enhancement as described above, and there can be no assurance that CNF would be able to do so. The occurrence of any event or condition requiring CNF to repay these TASP notes could likely have a material adverse effect on CNF's financial condition and cash flows.

**8⅞% Notes Due 2010:** The $200 million aggregate principal amount of 8⅞% Notes contain certain covenants limiting the incurrence of additional liens. Prior to their termination in December 2002, CNF had designated four interest rate swap derivatives as fair value hedges to mitigate the effects of interest rate volatility on the fair value of CNF's 8⅞% Notes. At their termination in December 2002, the $39.8 million estimated fair value of these fair value hedges was offset by an equal increase to the carrying amount of the hedged fixed-rate long-term debt. Consistent with SFAS 133, the $39.8 million cumulative adjustment of the carrying amount of the 8⅞% Notes will be accreted to future earnings at the effective interest rate until the debt is extinguished, at which time any unamortized fair-value adjustment would be fully recognized in earnings. Absent the terminated fair value hedges, the 8⅞% Notes will cease to be adjusted for fluctuations in fair value attributable to changes in interest rate risk.

**Other:** The 7.35% Notes due in 2005 contain certain covenants limiting the incurrence of additional liens.

Con-Way acquired real property in 2003 and 2002 in part by assuming a note payable due in 2008 and a note payable due in 2004, respectively. The note due in 2004 is secured with real property.

CNF's consolidated interest expense as presented on the Statements of Consolidated Operations is net of capitalized interest of $241,000 in 2003, $455,000 in 2002, and $864,000 in 2001. The aggregate annual maturities and sinking fund requirements of Long-Term Debt and Guarantees for the next five years ending December 31 are $14,055,000 in 2004, $112,700,000 in 2005, $33,600,000 in 2006, $20,700,000 in 2007 and $24,826,000 in 2008.

As of December 31, 2003 and 2002, the estimated fair value of long-term debt was $447 million and $459 million, respectively. Fair values were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

### *7. Leases*

CNF and its subsidiaries are obligated under non-cancelable leases. The principal capital lease covers a sorting facility in Dayton, Ohio (the "Hub"). The Hub is financed by City of Dayton, Ohio revenue bonds. These bonds consist of $46 million of Series A bonds due in February 2018 with an interest rate of 5.625%. The remaining $62 million are due in 2009 and bear rates of interest between 6.05% and 6.20%, and have call provisions.

Future minimum lease payments with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 2003, were as follows:

| (Dollars in thousands) | Capital Leases | Operating Leases |
|---|---|---|
| Year ending December 31: | | |
| 2004 | $ 6,819 | $ 87,728 |
| 2005 | 6,819 | 63,363 |
| 2006 | 6,819 | 38,896 |
| 2007 | 6,819 | 24,806 |
| 2008 | 6,819 | 17,898 |
| Thereafter (through 2021) | 136,324 | 27,575 |
| Total minimum lease payments | 170,419 | $260,266 |
| Amount representing interest | (60,045) | |
| Present value of minimum lease payments | 110,374 | |
| Current maturities of obligations under capital leases | (175) | |
| Long-term obligations under capital leases | $110,199 | |

Certain operating and capital leases contain financial covenants. The most restrictive covenants require CNF to maintain minimum amounts of fixed-charge coverage and net worth. Certain operating leases also contain provisions that allow CNF to extend the leases for various renewal periods.

Under certain operating leases, Con-Way guarantees the residual value of tractors and trailers at the end of the lease term. At December 31, 2003, the residual value guaranteed under these lease agreements was $18.5 million. CNF recognizes a liability for any shortfall between the residual value guarantee and the equipment's fair value, which fluctuates depending on market conditions.

Rental expense for operating leases comprised the following:

| (Dollars in thousands) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Minimum rentals | $153,964 | $147,701 | $234,928 |
| Sublease rentals | (8,232) | (5,731) | (8,517) |
| | $145,732 | $141,970 | $226,411 |

### *8. Income Taxes*

The components of the (provision) benefit for income taxes was as follows:

| (Dollars in thousands) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Current (provision) benefit | | | |
| Federal | $ (6,967) | $ 85,369 | $ 59,859 |
| State and local | (7,805) | 69 | 2,801 |
| Foreign | (15,387) | (5,648) | (4,628) |
| | (30,159) | 79,790 | 58,032 |
| Deferred (provision) benefit | | | |
| Federal | (31,758) | (104,556) | 183,077 |
| State and local | (3,559) | (7,775) | 21,258 |
| Foreign | 1,484 | 506 | — |
| | (33,833) | (111,825) | 204,335 |
| | $(63,992) | $ (32,035) | $262,367 |

Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which operations are conducted.

The components of deferred tax assets and liabilities related to the following:

| (Dollars in thousands) | December 31, 2003 | 2002 |
|---|---|---|
| Deferred tax assets | | |
| Reserves for employee benefits | $ 93,461 | $107,221 |
| Reserves for accrued claims costs | 62,323 | 65,929 |
| Reserves for post retirement health benefits | 30,492 | 27,885 |
| Reserves for restructuring charges | 13,022 | 17,332 |
| Other reserves not currently deductible | 20,716 | 18,911 |
| | 220,014 | 237,278 |
| Deferred tax liabilities | | |
| Depreciation and amortization | 146,311 | 125,396 |
| Other | 22,138 | 16,626 |
| | 168,449 | 142,022 |
| Net deferred tax asset | $ 51,565 | $ 95,256 |

Deferred tax assets and liabilities in the Consolidated Balance Sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. Although realization is not assured, management believes it more likely than not that all deferred tax assets will be realized.

Income tax (provision) benefit varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Federal statutory tax (provision) benefit rate | (35.0)% | (35.0)% | 35.0% |
| State income tax (provision) benefit (net of federal income tax benefit) | (4.9) | (5.4) | 3.3 |
| Foreign taxes less than (in excess of) U.S. statutory rate | (1.0) | 1.3 | — |
| Non-deductible operating expenses | (1.5) | (2.5) | (0.4) |
| Amortization of goodwill | — | — | (0.5) |
| Foreign tax credits, net | (0.7) | 1.4 | — |
| IRS Settlement | — | 17.1 | — |
| Other, net | 2.1 | 1.2 | 0.3 |
| Effective income (tax) benefit rate | (41.0)% | (21.9)% | 37.7% |

In August 2002, CNF entered into settlement agreements with the IRS, pursuant to which the parties settled issues related to the deductibility of aircraft maintenance costs for the years 1987 through 2000, and all other open issues under IRS examinations for the years 1987 through 1996. CNF reversed through tax provision the related tax liabilities previously recognized for this issue, resulting in a $25.0 million tax benefit in the third quarter of 2002. As a result of the settlement agreements, CNF was not required to make any additional payments to the IRS over and above a $93.4 million payment made in respect to these issues in 2000. Certain issues remain open for the years 1997 through 2000, but management does not believe that the resolution of those issues is likely to have a material adverse effect on CNF's financial condition, cash flows, or results of operations.

### *9. Preferred Securities of Subsidiary Trust*

On June 11, 1997, CNF Trust I (the "Trust"), a Delaware business trust wholly owned by CNF, issued 2,500,000 of its $2.50 Term Convertible Securities, Series A ("TECONS") to the public for gross proceeds of $125 million. The combined proceeds from the issuance of the TECONS and the issuance to CNF of the common securities of the Trust were invested by the Trust in $128.9 million aggregate principal amount of 5% convertible subordinated debentures due June 1, 2012 (the "Debentures") issued by CNF. The Debentures are the sole assets of the Trust.

Holders of the TECONS are entitled to receive cumulative cash distributions at an annual rate of $2.50 per TECONS (equivalent to a rate of 5% per annum of the stated liquidation amount of $50 per TECONS). CNF has guaranteed, on a subordinated basis, distributions and other payments due on the TECONS, to the extent the Trust has funds available therefore and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of CNF under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Declaration of Trust of the Trust including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust (other than with respect to the TECONS and the common securities of the Trust), provide a full and unconditional guarantee of amounts due on the TECONS.

The Debentures are redeemable for cash, at the option of CNF, in whole or in part, on or after June 1, 2000 at a price equal to 103.125% of the principal amount, declining annually to par if redeemed on or after June 1, 2005, plus accrued and unpaid interest. In certain circumstances relating to federal income tax matters, the Debentures may be redeemed by CNF at 100% of the principal plus accrued and unpaid interest. Upon any redemption of the Debentures, a like aggregate liquidation amount of TECONS will be redeemed. The TECONS do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 1, 2012, or upon earlier redemption.

Each TECONS is convertible at any time prior to the close of business on June 1, 2012 at the option of the holder into shares of CNF's common stock at a conversion rate of 1.25 shares of CNF's common stock for each TECONS, subject to adjustment in certain circumstances.

***10. Derivative Instruments and Hedging Activities***

Effective January 1, 2001, CNF adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument, as defined, be recorded on the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Qualifying hedges allow a derivative's gain or loss to offset related results on the hedged item in the income statement or be deferred in Other Comprehensive Income (Loss) until the hedged item is recognized in earnings.

CNF is exposed to a variety of market risks, including the effects of interest rates, commodity prices, foreign currency exchange rates and credit risk. CNF enters into derivative financial instruments only in circumstances that warrant the hedge of an underlying asset, liability or future cash flow against exposure to the related risk. Additionally, the designated hedges should have high correlation to the underlying exposure such that fluctuations in the value of the derivatives offset reciprocal changes in the underlying exposure.

CNF formally documents its hedge relationships, including identifying the hedge instruments and hedged items, as well as its risk management objectives and strategies for entering into the hedge transaction. At hedge inception and at least quarterly thereafter, CNF assesses whether the derivatives are effective in offsetting changes in either the cash flows or fair value of the hedged item. If a derivative ceases to be a highly effective hedge, CNF will discontinue hedge accounting, and any gains or losses on the derivative instrument would be recognized in earnings during the period it no longer qualifies for hedge accounting.

For derivatives designated as cash flow hedges, changes in the derivative's fair value are recognized in Other Comprehensive Income (Loss) until the hedged item is recognized in earnings. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings. For derivatives designated as fair value hedges, changes in the derivative's fair value are recognized in earnings and offset by changes in the fair value of the hedged item, which are recognized in earnings to the extent that the derivative is effective.

In accordance with the transition provisions of SFAS 133, in the first quarter of 2001 CNF recorded in Other Assets a transition adjustment of $20.6 million to recognize the estimated fair value of interest rate swap derivatives, a $4.9 million ($3.0 million after tax) transition adjustment in Accumulated Other Comprehensive Income (Loss) to recognize the estimated fair value of interest rate swap derivatives designated as cash flow hedges, and a $15.7 million transition adjustment in Long-Term Debt to recognize the estimated effect of interest rate changes on the fair value of fixed-rate debt, which was hedged with interest rate swap derivatives designated as fair value hedges.

At December 31, 2003, CNF held two interest rate swap derivatives that were initially entered into as cash flow hedges to mitigate the effects of interest rate volatility on floating-rate operating lease payments. In connection with Forwarding's 2001 restructuring plan, hedge accounting was discontinued for these interest rate swap derivatives when EWA settled floating-rate operating leases hedged with the interest rate swaps. For periods subsequent to December 31, 2002, increases in the estimated fair value of these freestanding interest rate swap derivatives were reported as increases in Other Assets in the Consolidated Balance Sheets and as non-operating income of $0.3 million in 2003.

Prior to their termination in December 2002, CNF had designated four interest rate swap derivatives as fair value hedges to mitigate the effects of interest rate volatility on the fair value of fixed-rate long-term debt. At their termination in December 2002, the $39.8 million estimated fair value of these fair value hedges was offset by an equal increase to the carrying amount of the hedged fixed-rate long-term debt. Accordingly, CNF in December 2002 received cash of $31.0 million in settlement of three of the four interest rate swaps and recognized a receivable at December 31, 2002 for the fourth swap, which was terminated in December 2002 but was not settled with cash until January 2003. Prior to their termination, the fair value of these derivative instruments was included in Other Assets in the Consolidated Balance Sheets. Consistent with SFAS 133, the $39.8 million cumulative adjustment of the carrying amount of long-term debt will be accreted to future earnings at the effective interest rate until the debt is extinguished, at which time any unamortized fair-value adjustment would be fully recognized in earnings. Absent the terminated fair value hedges, the long-term debt will cease to be adjusted for fluctuations in fair value attributable to changes in interest rate risk.

### *11. Shareholders' Equity*

**Series B Preferred Stock:** In 1989, the Board of Directors designated a series of 1,100,000 preferred shares as Series B Cumulative Convertible Preferred Stock, $.01 stated value, which is held by the CNF Thrift and Stock Plan ("TASP"). The Series B preferred stock is convertible into common stock, as described in Note 13, "Thrift and Stock Plan," at the rate of 4.71 shares for each share of preferred stock subject to antidilution adjustments in certain circumstances. Holders of the Series B preferred stock are entitled to vote with the common stock and are entitled to a number of votes in such circumstances equal to the product of (a) 1.3 multiplied by (b) the number of shares of common stock into which the Series B preferred stock is convertible on the record date of such vote. Holders of the Series B preferred stock are also entitled to vote separately as a class on certain other matters. The TASP trustee is required to vote the allocated shares based upon instructions from the participants; unallocated shares are voted in proportion to the voting instructions received from the participants with allocated shares.

**Accumulated Other Comprehensive Income (Loss):** CNF reports all changes in equity except those resulting from investment by owners and distribution to owners as Comprehensive Income (Loss) in the Statements of Consolidated Shareholders' Equity. The following is a summary of the components of Accumulated Other Comprehensive Loss:

| | December 31, | |
|---|---|---|
| **(Dollars in thousands)** | **2003** | **2002** |
| Unrealized gain on marketable securities, net of tax | $ 2,044 | $ — |
| Accumulated change in fair value of cash flow hedges (Note 10) | — | (394) |
| Accumulated foreign currency translation adjustments | (19,339) | (25,848) |
| Minimum pension liability adjustment | (19,628) | (30,632) |
| Accumulated other comprehensive loss | $(36,923) | $(56,874) |

### *12. Benefit Plans*

### Pension Plans

CNF has non-contributory defined benefit pension plans (the "Pension Plans") covering non-contractual employees in the United States and former pilot employees. CNF's annual pension expense and contributions are based on independent actuarial computations. CNF's funding policy is to evaluate its tax and cash position and the Pension Plans' funded status to maximize the tax deductibility of its contributions for the year. Benefits under the Pension Plans are based on a career average of an employee's five highest consecutive annual salaries during the ten years immediately prior to retirement.

In 2003, CNF accelerated the date for actuarial measurement of CNF's obligation for the Pension Plans from December 31 to November 30. CNF believes the one-month acceleration of the measurement date is a preferred change as it allows time for CNF management to evaluate and report the actuarial pension measurements as well as evaluate those results in funding decisions. The effect of the change on the obligation and assets of the Pension Plans did not have a material cumulative effect on pension expense or accrued benefit cost.

As discussed above, CNF changed the measurement date for the Pension Plans. Accordingly, all amounts reported in the tables below for the year ended December 31, 2003 are based on a measurement date of November 30, 2003 while prior-year amounts are based on a measurement date of December 31, 2002. The following sets forth the changes in the projected benefit obligation and the determination of the accrued benefit cost, which is included in Employee Benefits in the Consolidated Balance Sheets at December 31:

| (Dollars in thousands) | 2003 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Projected benefit obligation at beginning of year | $ 691,048 | $ 557,041 |
| Service cost – benefits earned during the year | 43,862 | 38,931 |
| Interest cost on projected benefit obligation | 49,978 | 44,743 |
| Actuarial loss | 76,918 | 66,493 |
| Benefits paid | (15,702) | (16,160) |
| Projected benefit obligation at end of year | $ 846,104 | $ 691,048 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | $ 433,814 | $ 413,242 |
| Actual return on plan assets | 108,275 | (39,468) |
| CNF contributions | 75,000 | 76,200 |
| Benefits paid | (15,702) | (16,160) |
| Fair value of plan assets at end of year | $ 601,387 | $ 433,814 |
| Funded status of the plans | $(244,717) | $(257,234) |
| Unrecognized actuarial loss | 153,504 | 154,129 |
| Unrecognized prior service costs | 8,215 | 7,542 |
| Unrecognized net asset at transition | — | (1,082) |
| Accrued benefit cost | $ (82,998) | $ (96,645) |
| Weighted-average assumptions as of December 31: | | |
| Discount rate | 6.25% | 6.75% |
| Expected long-term rate of return on plan assets | 9.00% | 9.00% |
| Rate of compensation increase | 4.00% | 4.00% |

Net periodic pension expense for the years ended December 31 includes the following:

| (Dollars in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost—benefits earned during the year | $ 43,862 | $ 38,931 | $ 37,936 |
| Interest cost on benefit obligation | 49,978 | 44,743 | 39,400 |
| Expected return on plan assets | (41,564) | (41,240) | (38,944) |
| Net amortization and deferral | 9,077 | 551 | (292) |
| Net pension expense | $ 61,353 | $ 42,985 | $ 38,100 |
| Weighted-average assumptions: | | | |
| Discount rate | 6.75% | 7.25% | 7.75% |
| Expected long-term rate of return on plan assets | 9.00% | 9.50% | 9.50% |
| Rate of compensation increase | 4.00% | 4.50% | 4.50% |

*Minimum Pension Liability Adjustment:* The accumulated benefit obligation of the Pension Plans exceeded the fair value of plan assets as of the actuarial measurement dates in 2003 and 2002, as presented below:

| (Dollars in thousands) | 2003 | 2002 |
|---|---|---|
| Accumulated benefit obligation | 721,790 | 588,255 |
| Fair value of plan assets | 601,387 | 433,814 |

CNF recognized minimum pension liability adjustments to recognize the shortfall between the fair value of the assets and the accumulated benefit obligation of the Pension Plans at December 31, 2003 and 2002. Due principally to improved equity markets and a corresponding increase in the actual rate of return on plan assets in 2003, the accumulated minimum pension liability adjustments were reduced in 2003, resulting in an $11.0 million decline in the net-of-tax accumulated other comprehensive loss in shareholders' equity. CNF's Consolidated Balance Sheets included the following accumulated minimum pension liability adjustments:

| | December 31, | |
|---|---|---|
| (Dollars in thousands) | 2003 | 2002 |
| Intangible asset reported in Other Assets | $ 5,146 | $ 6,690 |
| Pension liability adjustment reported in Employee Benefits | 37,323 | 56,908 |
| Accumulated other comprehensive loss reported in Shareholders' Equity | 19,628 | 30,632 |

*Pension Plan Investment Policy:* Plan assets are managed to long-term strategic allocation targets. Those targets are developed by analyzing a variety of diversified asset class combinations in conjunction with the projected liability, costs and liability duration of the Pension Plans. Asset allocation studies are generally conducted every 3 to 5 years and the targets are reviewed to determine if they require adjustment. Once allocation percentages are established, the portfolio is periodically rebalanced to those targets in a manner that maintains the target allocation and seeks to minimize trading costs. The Pension Plans seek to mitigate investment risk by investing across and within asset classes. The Pension Plans do not use market timing strategies nor do they currently use financial derivative instruments to manage risk.

Generally, the Pension Plans' investment managers are prohibited from short selling, trading on margin, trading warrants or other options, except when acquired as a result of the purchase of another security, or in the case of options, when sold as part of a covered position. They are further prohibited from trading commodities but may trade financial futures and options when specifically approved by CNF's Benefits Administration Committee, or its designated representative.

The Pension Plan's 9.0% overall expected long-term rate of return assumption for 2004 was developed using return, risk (defined as standard deviation) and correlation expectations. The return expectations are created using long-term historical returns and current market expectations for forecasts of inflation, interest rates and economic growth.

The weighted-average asset allocations of the Pension Plans were as follows:

| | December 31, 2003 | December 31, 2002 | Target Allocation |
|---|---|---|---|
| Asset Category: | | | |
| Domestic Equity | 63.00% | 58.00% | 60.00% |
| International Equity | 17.00% | 13.00% | 15.00% |
| Fixed Income | 15.00% | 21.00% | 18.00% |
| Real Estate | 3.00% | 7.00% | 7.00% |
| Other | 2.00% | 1.00% | — |
| Total | 100.0% | 100.0% | 100.0% |

CNF expects to contribute $75 million to its pension plans in 2004.

### Supplemental Pension Plan

CNF also has a supplemental retirement program that provides additional benefits for compensation excluded from the basic Pension Plans. The annual pension expense for these programs is based on independent actuarial computations using assumptions consistent with the Pension Plans. At December 31, 2003, and 2002, the accrued benefit cost was $30,065,000 and $26,920,000, respectively, and the net pension expense was $5,467,000 in 2003, $4,716,000 in 2002, and $5,540,000 in 2001.

### Postretirement Medical Plan

CNF has a retiree medical plan that provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service (the "Postretirement Plan"). The Postretirement Plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree medical benefits for employees hired on or after January 1, 1993.

The following sets forth the changes in the projected benefit obligation and the determination of the accrued benefit cost for the Postretirement Plan, which is included in Employee Benefits in the Consolidated Balance Sheets at December 31:

| (Dollars in thousands) | 2003 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Projected benefit obligation at beginning of year | $ 90,319 | $75,637 |
| Service cost – benefits earned during the year | 1,826 | 1,671 |
| Interest cost on projected benefit obligation | 5,536 | 5,418 |
| Actuarial loss (gain) | (15,767) | 12,373 |
| Benefits paid | (5,224) | (4,780) |
| Projected benefit obligation at end of year | $ 76,690 | $90,319 |
| Unrecognized actuarial loss | 1,506 | 19,436 |
| Unrecognized prior service costs (benefits) | 806 | (1,095) |
| Accrued benefit cost | $ 74,378 | $71,978 |
| Weighted-average assumptions as of December 31: | | |
| Discount rate | 6.25% | 6.75% |

Net periodic benefit expense for the years ended December 31 includes the following:

| (Dollars in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost - benefits earned during the year | $1,826 | $1,671 | $1,178 |
| Interest cost on benefit obligation | 5,536 | 5,418 | 5,003 |
| Net amortization and deferral | 262 | (150) | (55) |
| Net benefit expense | $7,624 | $6,939 | $6,126 |
| Weighted-average assumptions: | | | |
| Discount rate | 6.75% | 7.25% | 7.75% |

The assumed health care cost trend rates used to determine the projected benefit obligation of the Postretirement Plan are as follows:

| | 2003 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Health care cost trend rate assumed for next year | 10.25% | 10.25% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.50% | 5.50% |
| Year that the rate reaches the ultimate trend rate | 2010 | 2009 |

Assumed health care cost trends have a significant effect on the amounts reported for CNF's postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would change the aggregate service and interest cost by approximately $300,000 and the accumulated projected benefit obligation by $3,000,000.

In December of 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act") was enacted in the U.S. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health benefit plans that provide a benefit that meets certain criteria. CNF has not concluded its evaluation of the effect of the new Act's benefits and subsidies. As a result, the postretirement benefit obligation for CNF's Postretirement Plan, as reported in the table above, does not reflect the effects of the Act. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

In 2004, CNF and its actuaries estimate that CNF will pay $5 million for benefit payments to participants of the Postretirement Plan.

### Other Compensation Plans

CNF and each of its subsidiaries have adopted various plans relating to the achievement of specific goals to provide incentive compensation for designated employees. Total compensation earned by salaried participants of those plans was $23,806,000 in 2003, $69,170,000 in 2002, and $8,712,000 in 2001, and by hourly participants was $22,368,000 in 2003, $40,202,000 in 2002, and $7,308,000 in 2001.

### *13. Thrift and Stock Plan*

CNF sponsors the CNF Thrift and Stock Plan ("TASP"), a voluntary defined contribution plan with a leveraged ESOP feature, for non-contractual U.S. employees. In 1989, the TASP borrowed $150,000,000 to purchase 986,259 shares of CNF's Series B Cumulative Convertible Preferred Stock, which is only issuable to the TASP trustee. CNF contributes common and preferred stock to the TASP equal to 50% of participant contributions, up to 1.5% of a TASP participant's base compensation. CNF recognized expense of $13,756,000 in 2003, $12,841,000 in 2002, and $12,314,000 in 2001 for its matching contributions.

The Series B Preferred Stock earns a dividend of $12.93 per share and is used to repay the TASP debt. Any shortfall is paid in cash by CNF. Dividends on these preferred shares are deductible for income tax purposes and, accordingly, are reflected net of their tax benefits in the Statements of Consolidated Operations. Allocation of preferred stock to participants' accounts is based upon the ratio of the current year's principal and interest payments to the total TASP debt. Since CNF guarantees the debt, it is reflected in Long-term Debt and Guarantees in the Consolidated Balance Sheets. The TASP guarantees are reduced as principal is paid.

Each share of preferred stock is convertible into common stock, upon an employee ceasing participation in the plan, at a rate generally equal to that number of shares of common stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.71 shares of common stock for each share of Series B preferred stock.

Deferred compensation expense is recognized as the preferred shares are allocated to participants and is equivalent to the cost of the preferred shares allocated and the TASP interest expense for the year, reduced by the dividends paid to the TASP. Deferred compensation expense of $8,036,000, $7,597,000, and $7,282,000 was recognized in 2003, 2002, and 2001, respectively.

At December 31, 2003, the TASP owned 763,674 shares of Series B preferred stock, of which 388,157 shares have been allocated to employees. At December 31, 2003, CNF has reserved, authorized and unissued common stock adequate to satisfy the conversion feature of the Series B preferred stock.

### *14. Stock-Based Compensation*

**Stock Options:** Officers and non-employee directors have been granted options under CNF's stock option plans to purchase common stock of CNF at prices equal to the market value of the stock on the date of grant. Stock option grants generally vest ratably over one to four years from the grant date and generally expire 10 years from the dates of grant.

CNF accounts for stock-based compensation utilizing the intrinsic-value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." For pro forma information regarding net income (loss) and earnings (loss) per share had CNF applied the fair-value method and recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," refer to Note 1, "Principal Accounting Policies – Stock-Based Compensation."

The weighted-average grant-date fair value of options, which were estimated using the Black-Scholes option pricing model, are summarized below with the related valuation assumptions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Estimated fair value | $ 14.65 | $ 13.91 | $ 11.71 |
| Risk-free interest rate | 2.9%-3.6% | 3.1%-5.3% | 4.2%-5.1% |
| Expected life (years) | 5.9 | 5.9 | 5.9 |
| Expected volatility | 48% | 47% | 49% |
| Expected dividend yield | 1.2% | 1.2% | 1.2% |

The following is a summary of stock option data:

| | Number of Options | Wtd. Avg. Exercise Price |
|---|---|---|
| Outstanding at December 31, 2000 | 4,727,947 | $26.90 |
| Granted | 1,311,404 | 25.48 |
| Exercised | (178,377) | 18.01 |
| Expired or canceled | (137,200) | 33.43 |
| Outstanding at December 31, 2001 | 5,723,774 | $26.69 |
| Granted | 866,748 | 31.53 |
| Exercised | (377,789) | 18.39 |
| Expired or canceled | (90,942) | 30.12 |
| Outstanding at December 31, 2002 | 6,121,791 | $27.84 |
| Granted | 455,876 | 32.90 |
| Exercised | (276,206) | 23.13 |
| Expired or canceled | (177,032) | 30.17 |
| Outstanding at December 31, 2003 | 6,124,429 | $28.34 |
| Options exercisable as of December 31: | | |
| 2003 | 3,055,314 | $28.58 |
| 2002 | 2,630,626 | $28.05 |
| 2001 | 2,462,480 | $26.17 |

The following is a summary of the stock options outstanding and exercisable at December 31, 2003:

| | Outstanding Options | | | Exercisable Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Options | Average Remaining Life in Years | Wtd. Avg. Exercise Price | Number of Options | Wtd. Avg. Exercise Price |
| $12.61 - $18.89 | 212,911 | 2.3 | $18.12 | 212,911 | $18.12 |
| $19.32 - $27.06 | 3,125,289 | 6.3 | 24.82 | 1,434,670 | 23.97 |
| $29.63 - $43.06 | 2,786,229 | 6.4 | 33.07 | 1,407,733 | 34.85 |

**Restricted Stock:** Under terms of CNF's stock-based compensation plans, shares of CNF's common stock are awarded to selected executive officers and are awarded annually to directors. Restrictions on the shares generally vest ratably over one to four years from the grant date. For restricted shares issued prior to 2003, vesting is generally dependent on the achievement of certain market prices of CNF's common stock. Shares are valued at the market price of CNF's common stock at the date of award.

The following table summarizes information about restricted stock awards for the years ended December 31:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Shares | Wtd. Avg. Fair Value | Shares | Wtd. Avg. Fair Value | Shares | Wtd. Avg. Fair Value |
| Awarded | 129,321 | $32.82 | 109,092 | $31.46 | 4,059 | $33.81 |
| Forfeited | 15,336 | 27.80 | — | — | 49,132 | 29.82 |

Total compensation expense recognized for restricted stock was $1,340,000 in 2003 and $1,010,000 in 2002. CNF reversed net compensation expense of $3,300,000 recognized for restricted stock in 2001.

At December 31, 2003, CNF had 3,991,874 common shares available for the grant of stock options, restricted stock, or other stock-based incentive compensation.

### *15. Commitments and Contingencies*

**Spin-Off of CFC:** On December 2, 1996, CNF completed the spin-off of Consolidated Freightways Corporation ("CFC") to CNF's shareholders. In connection with the spin-off of CFC, CNF agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain workers' compensation, tax and public liability claims that were pending as of September 30, 1996. In some cases, these indemnities are supported by letters of credit and surety bonds under which CNF is liable to the issuing bank or the surety company.

In September 2002, CFC filed for bankruptcy and ceased most U.S. operations. Following the commencement of its bankruptcy proceeding, CFC ceased making payments with respect to these workers' compensation and public liability claims. CNF was required to take over payment of some of these claims, and expects that demands for payment will likely be made against it with respect to the remaining claims. CNF estimates the aggregate amount of all of these claims, plus other costs, to be $25.0 million. As a result, CNF accrued additional reserves in 2002, primarily in Accrued Claims Costs in the Consolidated Balance Sheets, and recognized 2002 third-quarter and fourth-quarter losses from discontinuance of $13.0 million (net of $8.3 million of income taxes) and $2.3 million (net of $1.4 million of income taxes), respectively. CNF intends to seek reimbursement from CFC in its bankruptcy proceeding of amounts that CNF pays in respect of these claims, although there can be no assurance that CNF will be successful in recovering all or any portion of such payments.

In addition, CFC was, at the time of the spin-off, and remains a party to certain multiemployer pension plans covering some of its current and former employees. The cessation of its U.S. operations will result in CFC's "complete withdrawal" (within the meaning of applicable federal law) from these multiemployer plans, at which point it will become obligated, under federal law, to pay its share of any unfunded vested benefits under those plans. It is possible that the trustees of CFC's multiemployer pension plans may assert claims that CNF is liable for amounts owing to the plans as a result of CFC's withdrawal from those plans and, if so, there can be no assurance that those claims would not be material. For further detailed discussion of this matter, see Item 7, "Management's Discussion and Analysis," under "Liquidity and Capital Resources — Discontinued Operations — Spin-Off of CFC."

As a result of the matters discussed above and in Item 7, under "Management's Discussion and Analysis," CNF can provide no assurance that these matters will not have a material adverse effect on CNF's financial condition, cash flows or results of operations.

**Other:** CNF is a defendant in various lawsuits incidental to its businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on CNF's financial condition, cash flows or results of operations.

### *16. Segment Reporting*

CNF discloses segment information in the manner in which the components are organized for making operating decisions, assessing performance and allocating resources. Refer to Note 1, "Principal Accounting Policies – Organization," for a description of CNF's reportable segments.

**Financial Data**

Management evaluates segment performance primarily based on revenue and operating income (loss); therefore, other non-operating items, consisting primarily of interest income or expense, are not reported in segment results. Corporate expenses are generally allocated based on measurable services provided to each segment or, for general corporate expenses, based on segment revenue or capital employed. Identifiable corporate assets consist primarily of cash and cash equivalents, deferred charges and other assets, property and equipment and deferred taxes. Certain corporate assets that are used to provide shared data processing and other administrative services are not allocated to individual segments.

Inter-segment revenue and related operating income have been eliminated to reconcile to consolidated revenue and operating income. Transactions within and between segments are generally made at cost, with the exception of the inter-segment revenue of CNF Other, which is intended to reflect the fair value of the trailers manufactured by Road Systems and sold to Con-Way.

| | Years ended December 31, | | |
|---|---|---|---|
| **(Dollars in thousands)** | **2003** | **2002** | **2001** |
| Revenues | | | |
| Con-Way Transportation Services | $2,212,597 | $2,011,477 | $1,912,313 |
| Menlo Worldwide | | | |
| Forwarding | 1,881,496 | 1,778,712 | 2,044,794 |
| Logistics | 1,009,952 | 969,089 | 898,182 |
| | 2,891,448 | 2,747,801 | 2,942,976 |
| CNF Other | 287 | 2,841 | 7,442 |
| | $5,104,332 | $4,762,119 | $4,862,731 |
| Inter-segment Revenue Eliminations by Segment | | | |
| Con-Way Transportation Services | $ 2,645 | $ 433 | $ 708 |
| Menlo Worldwide | | | |
| Forwarding | 4,552 | 207 | 250 |
| Logistics | 2,975 | 13,808 | 11,512 |
| | 7,527 | 14,015 | 11,762 |
| CNF Other | 21,724 | 10,428 | 22,308 |
| | $ 31,896 | $ 24,876 | $ 34,778 |
| Revenues before Inter-segment Eliminations | | | |
| Con-Way Transportation Services | $2,215,242 | $2,011,910 | $1,913,021 |
| Menlo Worldwide | | | |
| Forwarding | 1,886,048 | 1,778,919 | 2,045,044 |
| Logistics | 1,012,927 | 982,897 | 909,694 |
| | 2,898,975 | 2,761,816 | 2,954,738 |
| CNF Other | 22,011 | 13,269 | 29,750 |
| Inter-segment Revenue Eliminations | (31,896) | (24,876) | (34,778) |
| | $5,104,332 | $4,762,119 | $4,862,731 |
| Operating Income (Loss) | | | |
| Con-Way Transportation Services | $ 195,343 | $ 147,154 | $ 157,467 |
| Menlo Worldwide | | | |
| Forwarding | (47,579) | (11,980) | (790,345) |
| Logistics | 25,312 | 31,827 | (15,818) |
| Other | 20,718 | 18,188 | (9,415) |
| | (1,549) | 38,035 | (815,578) |
| CNF Other | (2,357) | (3,369) | (2,540) |
| | $ 191,437 | $ 181,820 | $ (660,651) |

| (Dollars in thousands) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Depreciation and Amortization | | | |
| Con-Way Transportation Services | $ 94,179 | $ 95,484 | $ 101,749 |
| Menlo Worldwide | | | |
| Forwarding | 35,963 | 42,036 | 71,966 |
| Logistics | 7,402 | 10,304 | 8,044 |
| Other | 5,367 | — | — |
| | 48,732 | 52,340 | 80,010 |
| CNF Other | 6,469 | 11,256 | 13,638 |
| | $ 149,380 | $ 159,080 | $ 195,397 |
| Capital Expenditures | | | |
| Con-Way Transportation Services | $ 118,150 | $ 65,122 | $ 149,113 |
| Menlo Worldwide | | | |
| Forwarding | 9,615 | 9,007 | 23,910 |
| Logistics | 6,054 | 8,991 | 12,184 |
| Other | 2,815 | — | — |
| | 18,484 | 17,998 | 36,094 |
| CNF Other | 744 | 1,718 | 6,918 |
| | $ 137,378 | $ 84,838 | $ 192,125 |
| Identifiable Assets | | | |
| Con-Way Transportation Services | $1,094,380 | $1,028,233 | $1,021,800 |
| Menlo Worldwide | | | |
| Forwarding | 918,083 | 998,851 | 1,090,670 |
| Logistics | 179,325 | 176,882 | 183,501 |
| Other | 29,395 | — | — |
| | 1,126,803 | 1,175,733 | 1,274,171 |
| CNF Other | 528,669 | 535,795 | 694,049 |
| | $2,749,852 | $2,739,761 | $2,990,020 |

### Unusual or Infrequent Items

CNF's results from continuing operations included various income or loss items that affected the year-to-year comparisons of the reported operating income (loss) of its reporting segments. These materially significant unusual or infrequently occurring items are summarized in the table below. Certain of these items are more fully discussed below or elsewhere in the accompanying notes to consolidated financial statements.

| (Dollars in thousands) | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|
| Menlo Worldwide - | | | |
| Forwarding - | | | |
| Restructuring charges (Note 3) | (7,800) | — | (652,241) |
| Net gains from payments under the Air Transportation Safety and System Stabilization Act | 7,230 | 9,895 | — |
| Loss for the resolution of a hazardous materials case | (6,500) | — | — |
| Duplicate airhaul costs and aircraft-related losses (Note 3) | — | — | (60,496) |
| Express Mail settlement / operating income | — | 5,715 | 6,324 |
| Goodwill amortization (Note 1) | — | — | (10,210) |
| Logistics - | | | |
| Loss from the business failure of a customer | — | — | (47,454) |

*Terrorist Attacks:* Forwarding's operating results in 2001 were adversely affected by the terrorist attacks on September 11, 2001. Contractors providing air carrier service to Forwarding were grounded on September 11 and 12 and did not resume service until the evening of September 13.

In response to the September 11, 2001 terrorist attacks, the U.S. Congress passed the Air Transportation Safety and System Stabilization Act (the "Act"), a $15 billion emergency economic assistance package intended to mitigate financial losses in the air carrier industry. The legislation provides for $5 billion in direct loss reimbursement and other financial assistance. In March 2002, Forwarding received an $11.9 million payment under the Act, resulting in a $9.9 million first-quarter net gain in 2002. In March 2003, Forwarding received a final payment of $7.5 million, resulting in a $7.2 million first-quarter net gain in 2003.

*Express Mail Contract:* Effective August 26, 2001, the USPS terminated "for convenience" a contract under which EWA transported Express Mail and other classes of mail for the USPS (the "Express Mail contract"). EWA received a $70.0 million provisional payment from the USPS for termination costs and other claims related to the Express Mail contract on September 28, 2001. Under a subsequent settlement agreement, the USPS on December 17, 2002 paid EWA an additional $5.0 million to settle EWA's Express Mail contract termination costs, including the reimbursement of certain aircraft and other assets. As a result of the final $5.0 million settlement payment, EWA in December 2002 fully recovered the remaining Express Mail assets, resulting in a $5.7 million net gain reported in the Forwarding segment.

In 2001, EWA recognized revenue of $117.0 million and operating income of $6.3 million from the transportation of mail under the Express Mail contract, as reported in the Forwarding segment.

## Geographic Data

For geographic reporting, freight transportation revenues are allocated to international locations (except for Canada) when the shipment origination or destination locations are outside of the United States. Canada, which operates as an integrated part of the North America freight operations, is allocated 50 percent of the revenue when the origination or destination location is in Canada. Revenues for contract services are allocated to the country in which the services are performed. Long-lived assets outside of the United States were immaterial for all periods presented.

| (Dollars in thousands) | Years ended December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Revenues | | | |
| United States | $3,670,333 | $3,504,768 | $3,609,692 |
| Canada | 118,602 | 110,465 | 117,740 |
| North America | 3,788,935 | 3,615,233 | 3,727,432 |
| International | 1,315,397 | 1,146,886 | 1,135,299 |
| Total | $5,104,332 | $4,762,119 | $4,862,731 |

### *17. Quarterly Financial Data*

**CNF INC. AND SUBSIDIARIES**
**Quarterly Financial Data**
**(Unaudited)**
*(Dollars in thousands except per share data)*

| 2003 - Quarter Ended | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Revenues | $ 1,206,241 | $ 1,236,905 | $ 1,306,372 | $ 1,354,814 |
| Operating income | 41,048 | 37,320 | 57,058 | 56,011 |
| Income from continuing operations before income tax provision | 29,435 | 30,113 | 48,125 | 48,343 |
| Income tax provision | 11,480 | 11,744 | 21,304 | 19,464 |
| Net Income from Continuing Operations (after preferred stock dividends) | 15,929 | 16,300 | 24,791 | 26,765 |
| Net Income Available to Common Shareholders | $ 15,929 | $ 16,300 | $ 24,791 | $ 26,765 |
| Earnings per common share: | | | | |
| Basic | | | | |
| Net Income from Continuing Operations | $ 0.32 | $ 0.33 | $ 0.50 | $ 0.54 |
| Loss from discontinuance, net of tax | — | — | — | — |
| Net Income Available to Common Shareholders | $ 0.32 | $ 0.33 | $ 0.50 | $ 0.54 |
| Diluted | | | | |
| Net Income from Continuing Operations | $ 0.30 | $ 0.31 | $ 0.46 | $ 0.49 |
| Loss from discontinuance, net of tax | — | — | — | — |
| Net Income Available to Common Shareholders | $ 0.30 | $ 0.31 | $ 0.46 | $ 0.49 |
| Market price range | $27.19-$34.70 | $24.44-$31.47 | $24.95-$33.26 | $31.83-$35.77 |
| Common dividends (paid quarterly) | 0.10 | 0.10 | 0.10 | 0.10 |

| 2002 - Quarter Ended | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Revenues | $ 1,067,074 | $ 1,186,273 | $ 1,230,147 | $ 1,278,625 |
| Operating income | 40,364 | 43,909 | 43,525 | 54,022 |
| Income from continuing operations before income tax provision (benefit) | 33,222 | 35,884 | 33,843 | 43,295 |
| Income tax provision (benefit) | 12,956 | 13,995 | (11,801) | 16,885 |
| Net Income from Continuing Operations (after preferred stock dividends) | 18,261 | 19,846 | 43,642 | 24,210 |
| Loss from discontinuance, net of tax | — | — | (10,139) | (2,259) |
| Net Income Available to Common Shareholders | $ 18,261 | $ 19,846 | $ 33,503 | $ 21,951 |
| Earnings (Loss) per common share: | | | | |
| Basic | | | | |
| Net Income from Continuing Operations | $ 0.37 | $ 0.40 | $ 0.89 | $ 0.49 |
| Loss from discontinuance, net of tax | — | — | (0.21) | (0.04) |
| Net Income Available to Common Shareholders | $ 0.37 | $ 0.40 | $ 0.68 | $ 0.45 |
| Diluted | | | | |
| Net Income from Continuing Operations | $ 0.35 | $ 0.37 | $ 0.79 | $ 0.45 |
| Loss from discontinuance, net of tax | — | — | (0.18) | (0.04) |
| Net Income Available to Common Shareholders | $ 0.35 | $ 0.37 | $ 0.61 | $ 0.41 |
| Market price range | $29.55-$35.00 | $30.30-$38.28 | $27.36-$38.05 | $28.91-$34.10 |
| Common dividends (paid quarterly) | 0.10 | 0.10 | 0.10 | 0.10 |

For information regarding items that materially affect the year-to-year comparisons of net income from continuing operations, refer to Item 6, "Selected Financial Data," and Item 7, "Management's Discussion and Analysis."

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. CNF's management, with the participation of CNF's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of CNF's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, CNF's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, CNF's disclosure controls and procedures are effective.

(b) Changes in internal controls. There have not been any changes in CNF's internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, CNF's internal control over financial reporting.

## PART III

Information for Items 10 through 14 of Part III of this Report appears in the Proxy Statement for CNF's Annual Meeting of Shareholders to be held on April 20, 2004 (the "2004 Proxy Statement"), as indicated below. For the limited purpose of providing the information required by these items, the 2004 Proxy Statement is incorporated herein by reference.

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Executive Officers of CNF, their ages at December 31, 2003, and their applicable business experience are as follows:

Gregory L. Quesnel, 55, President and Chief Executive Officer of CNF. Mr. Quesnel has informed the Board of Directors that he will retire as President and Chief Executive Officer of CNF on July 6, 2004. Mr. Quesnel joined CNF as Director of Accounting in 1975, following several years of professional experience with major corporations in the petroleum and wood products industries. Mr. Quesnel advanced through increasingly responsible positions and, in 1990, was elected Vice President and Treasurer of CNF; in 1991, he was elected Senior Vice President and Chief Financial Officer; and he was promoted to Executive Vice President and Chief Financial Officer in 1994. As part of a planned succession, Mr. Quesnel was elected President and Chief Operating Officer in July 1997. In May 1998, Mr. Quesnel was named President and Chief Executive Officer of CNF. At that time, he was also elected as a member of the CNF Board of Directors. Mr. Quesnel is a member of the California Business Roundtable and the Conference Board. He also serves as a member of the Executive Committee of the Bay Area Council of the Boy Scouts of America and is a member of the Board of Directors of Potlatch Corporation. Mr. Quesnel earned a bachelor's degree in finance from the University of Oregon and holds a master's degree in business administration from the University of Portland. Mr. Quesnel is a member of the Executive Committee of the Board.

Chutta Ratnathicam, 56, Chief Financial Officer and Senior Vice President of CNF. Mr. Ratnathicam joined CNF in 1977 as a corporate auditor and, following several increasingly responsible positions, was named Vice President Internal Audit for CNF in 1989. In 1991, he was promoted to Vice President-International for Forwarding. In 1997, Mr. Ratnathicam was named Senior Vice President and Chief Financial Officer of CNF. In September 2000, Mr. Ratnathicam was named Chief Executive Officer of Forwarding, succeeding Roger Piazza, who retired. Mr. Ratnathicam returned as Chief Financial Officer of CNF upon Forwarding in 2002 becoming part of Menlo Worldwide.

Gerald L. Detter, 59, President and Chief Executive Officer of Con-Way Transportation Services and Senior Vice President of CNF. Mr. Detter joined CNF in 1964 as a dockman with the former Consolidated Freightways Corporation of Delaware ("CFCD") and advanced through several positions of increasing responsibility to become Division Manager in Detroit, Michigan in 1976. In 1982, he was named the first President and Chief Executive Officer of Con-Way Central Express. In 1997, Mr. Detter was named to his current position.

Eberhard G.H. Schmoller, 60, Senior Vice President, General Counsel and Corporate Secretary of CNF. Mr. Schmoller joined CNF in 1974 as a staff attorney with CFCD and in 1976 was promoted to CFCD Assistant General Counsel. In 1983, he was appointed Vice President and General Counsel of the former CF AirFreight and assumed the same position with Forwarding after its acquisition in 1989. Mr. Schmoller was named Senior Vice President and General Counsel of CNF in 1993.

John H. Williford, 47, President and Chief Executive Officer of Menlo Worldwide and Senior Vice President of CNF. Mr. Williford joined CNF in 1981 as an Economics/Senior Marketing Analyst. In 1984, he was named Director of Marketing for CNF's international operations and was later appointed Director of Marketing for CNF. Since its inception in 1990, Mr. Williford served as the principal executive in charge of Menlo Worldwide Logistics, first as General Manager and then as President and Chief Executive Officer. In

1998, Mr. Williford was named Senior Vice President of CNF. In 2002, Mr. Williford was named President and Chief Executive Officer of Menlo Worldwide.

Mark C. Thickpenny, 51, Vice President and Treasurer of CNF. Mr. Thickpenny joined CNF in 1995 as Treasury Manager. In 1997, he was named Director and Assistant Treasurer, and in 2000 was promoted to Vice President and Treasurer. Mr. Thickpenny holds a bachelor's degree in business administration from the University of Notre Dame and a master's degree in business administration from the University of Chicago Graduate School of Business.

Kevin Coel, 45, Vice President and Corporate Controller of CNF. Mr. Coel joined CNF in 1990 as CNF's Corporate Accounting Manager. In 2000, he was named Corporate Controller, and in 2002, was promoted to Vice President. Mr. Coel holds a bachelor's degree in economics from the University of California at Davis and a master's degree in business administration from San Jose State University. Mr. Coel is also a member of the American Institute of CPAs.

Information regarding members of CNF's Board of Directors is presented under the caption "Election of Directors" in the 2004 Proxy Statement and is incorporated herein by reference. Information regarding CNF's audit committee financial expert is presented in the 2004 Proxy Statement under the caption "Information about the Board of Directors and Certain Board Committees—Standing Committees—Audit Committee" and is incorporated herein by reference.

The information required by Item 405 of Regulation S-K is presented in the 2004 Proxy Statement under the caption "Compliance with Section 16 of the Exchange Act" and is incorporated herein by reference.

The information required by Item 406 of Regulation S-K is presented in the 2004 Proxy Statement under the caption "Information about the Board of Directors and Certain Board Committees—Code of Ethics for Officers" and is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is presented under the caption "Compensation of Executive Officers" in the 2004 Proxy Statement and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners. Information regarding security ownership of certain beneficial owners is presented under the caption "Principal Shareholders" in the 2004 Proxy Statement and is incorporated herein by reference.

(b) Security Ownership of Management. The following table gives information as of December 31, 2003 regarding CNF shares that may be issued upon the exercise of options, warrants, and rights under all of CNF's existing equity compensation plans.

Equity Compensation Plan Information

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a) | Weighted-average exercise price of outstanding options, warrants, and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 3,055,314(1) | $28.34 | 3,991,874(2) |
| Equity compensation plans not approved by security holders | 0(3) | 0 | 0(3) |
| Total | 3,055,314 | $28.34 | 3,991,874 |

(1) Excludes 59,810 phantom stock units, issued under CNF's deferred compensation plan for executives upon election of certain participants to convert a portion of their deferred compensation account balances into phantom stock units.

(2) Includes 8,408 and 3,670,658 securities available for issuance in the form of restricted stock, stock options, or other equity-based awards under CNF's 1988 and 1997 Equity and Incentive Plans, respectively. Also includes 12,808 securities available for issuance in the form of restricted stock or stock options under CNF's 1997 Amended and Restated Equity Incentive Plan for Non-Employee Directors and 300,000 securities available for issuance in the form of restricted or stock options under CNF's 2003 Equity and Incentive Plan for Non-Employee Directors.

(3) Does not include shares purchased under CNF's Employee Stock Purchase Plan. The Employee Stock Purchase Plan offers participants the opportunity to purchase shares at fair market value using payroll deductions. The shares are purchased by the Plan's administrator in the open market. The Plan does not contain specific limitation on the number of shares that can be purchased under the plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accounting fees and services is presented under the caption "Ratification of Auditors" in the 2004 Proxy Statement and is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. FINANCIAL STATEMENTS

2. FINANCIAL STATEMENT SCHEDULE

Report of Independent Auditors on Financial Statement Schedule
Schedule II - Valuation and Qualifying Accounts

3. EXHIBITS

Exhibits are being filed in connection with this Report and are incorporated herein by reference. The Exhibit Index on pages 77 through 80 is incorporated herein by reference.

(b) REPORTS ON FORM 8-K

On October 20, 2003, CNF filed a report on Form 8-K to file under Item 12 CNF's press release presenting CNF's third-quarter results.

On November 25, 2003, CNF filed a report on Form 8-K to file under Item 5 the announcement that a United States District Judge granted CNF's motion to dismiss in its entirety a complaint filed by former executives of Consolidated Freightways Corporation ("CFC") who were seeking to recover reduced pension benefits stemming from the 2002 bankruptcy and closure of CFC.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 10-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNF INC.
(Registrant)

| | |
|---|---|
| March 9, 2004 | /s/ GREGORY L. QUESNEL |
| | **Gregory L. Quesnel**<br>**President and Chief Executive Officer** |
| March 9, 2004 | /s/ CHUTTA RATNATHICAM |
| | **Chutta Ratnathicam**<br>**Senior Vice President and Chief Financial Officer** |
| March 9, 2004 | /s/ KEVIN S. COEL |
| | **Kevin S. Coel**<br>**Vice President and Controller** |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| March 9, 2004 | /s/ W. KEITH KENNEDY, JR.<br>**W. Keith Kennedy, Jr.,**<br>**Chairman of the Board** |
| March 9, 2004 | **Gregory L. Quesnel**<br>**President, Chief Executive Officer and Director** |
| March 9, 2004 | /s/ ROBERT ALPERT<br>**Robert Alpert, Director** |
| March 9, 2004 | /s/ MARGARET G. GILL<br>**Margaret G. Gill, Director** |
| March 9, 2004 | /s/ ROBERT JAUNICH II<br>**Robert Jaunich II, Director** |
| March 9, 2004 | /s/ MICHAEL J. MURRAY<br>**Michael J. Murray, Director** |
| March 9, 2004 | /s/ JOHN C. POPE<br>**John C. Pope, Director** |
| March 9, 2004 | /s/ ROBERT D. ROGERS<br>**Robert D. Rogers, Director** |
| March 9, 2004 | /s/ WILLIAM J. SCHROEDER<br>**William J. Schroeder, Director** |
| March 9, 2004 | /s/ PETER W. STOTT<br>**Peter W. Stott, Director** |
| March 9, 2004 | **Robert P. Wayman, Director** |
| March 9, 2004 | /s/ CHELSEA WHITE III<br>**Chelsea White III, Director** |

## REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of CNF Inc.:

We have audited the accompanying consolidated balance sheets of CNF Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of CNF Inc. and subsidiaries as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors' report dated January 25, 2002 (except with respect to the increase in the unsecured revolving credit facility as discussed in Note 5, as to which the date is February 22, 2002) on those consolidated financial statements was unqualified, before the revision described in Note 1 and the restatement of the segment disclosures in Note 16 to the consolidated financial statements and included an explanatory paragraph that described the change in the Company's method of accounting for recognition of its in-transit freight transportation revenue.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNF Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of CNF Inc. and subsidiaries as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 1 to the consolidated financial statements, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which was adopted by the Company as of January 1, 2002. Further, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 and 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 consolidated financial statements. In our opinion, the SFAS 142 transitional disclosures for 2001 in Note 1 to the consolidated financial statements are appropriate and the adjustments that were applied to restate the 2001 reportable segment disclosures in Note 16 to the consolidated financial statements are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of CNF Inc. and subsidiaries other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ KPMG LLP

**KPMG LLP**

San Francisco, California
January 26, 2004

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders of CNF Inc.:

We have audited the accompanying consolidated balance sheet of CNF Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statement of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNF Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements effective January 1, 2000, the Company changed its method of accounting for recognition of its in-transit freight transportation revenue.

/s/ ARTHUR ANDERSEN LLP

**Arthur Andersen LLP**

San Francisco, California
January 25, 2002
(except with respect to the increase in the
unsecured revolving credit facility as discussed
in Note 5, as to which the date is February 22, 2002)

THIS IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

ARTHUR ANDERSEN LLP WERE THE INDEPENDENT ACCOUNTANTS FOR CNF INC. UNTIL MAY 30, 2002. REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO PROVIDE THE CONSENT REQUIRED FOR THE INCORPORATION BY REFERENCE OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF CNF INC. APPEARING IN THIS ANNUAL REPORT INTO REGISTRATION STATEMENTS FILED BY CNF INC. WITH THE SECURITIES AND EXCHANGE COMMISSION AND CURRENTLY EFFECTIVE UNDER THE SECURITIES ACT OF 1933. BECAUSE ARTHUR ANDERSEN LLP HAVE NOT CONSENTED TO THE INCORPORATION BY REFERENCE OF THEIR REPORT, INVESTORS WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933 FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP THAT ARE CONTAINED IN THIS REPORT OR ANY OMISSIONS TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN.

## INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of CNF Inc.:

Under date of January 26, 2004, we reported on the consolidated balance sheets of CNF Inc. and subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity, and cash flows for the years then ended, which are included in this Form 10-K for the year ended December 31, 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in this Form 10-K for the years ended December 31, 2003 and 2002. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. The financial statement schedule for the year ended December 31, 2001 was audited by other auditors who have ceased operations. Those auditors' reports dated January 25, 2002 on this financial statement schedule was unqualified.

In our opinion, such financial statement schedule for the years ended December 31, 2003 and 2002, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements of CNF Inc. and subsidiaries as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 1 to the consolidated financial statements, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which was adopted by the Company as of January 1, 2002. Further, as described in Note 16 to the consolidated financial statements, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 financial statements relating to reportable segments have been restated to conform to the 2003 and 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 financial statements. In our opinion, the SFAS 142 transitional disclosures for 2001 in Note 1 to the consolidated financial statements are appropriate and the adjustments that were applied to restate the 2001 reportable segment disclosures in Note 16 to the consolidated financial statements are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements or financial statement schedule of CNF Inc. other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ KPMG LLP

**KPMG LLP**

San Francisco, California
January 26, 2004

## INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Shareholders and Board of Directors of CNF Inc.:

We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in CNF Inc.'s 2001 Annual Report to Shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated January 25, 2002 (except with respect to the increase in the unsecured revolving credit facility as discussed in Note 5, as to which the date is February 22, 2002). Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The Schedule II—Valuation and Qualifying Accounts on page S-2 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

**ARTHUR ANDERSEN LLP**

San Francisco, California
January 25, 2002

THIS IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

ARTHUR ANDERSEN LLP WERE THE INDEPENDENT ACCOUNTANTS FOR CNF INC. UNTIL MAY 30, 2002. REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO PROVIDE THE CONSENT REQUIRED FOR THE INCORPORATION BY REFERENCE OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF CNF INC. APPEARING IN THIS ANNUAL REPORT INTO REGISTRATION STATEMENTS FILED BY CNF INC. WITH THE SECURITIES AND EXCHANGE COMMISSION AND CURRENTLY EFFECTIVE UNDER THE SECURITIES ACT OF 1933. BECAUSE ARTHUR ANDERSEN LLP HAVE NOT CONSENTED TO THE INCORPORATION BY REFERENCE OF THEIR REPORT, INVESTORS WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933 FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP THAT ARE CONTAINED IN THIS REPORT OR ANY OMISSIONS TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN.

## SCHEDULE II

## CNF INC.
## VALUATION AND QUALIFYING ACCOUNTS
## THREE YEARS ENDED DECEMBER 31, 2003
**(dollars in thousands)**

### DESCRIPTION

### ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

| | | ADDITIONS | | | |
|---|---|---|---|---|---|
| | BALANCE AT BEGINNING OF PERIOD | (1) CHARGED TO COSTS AND EXPENSES | (2) CHARGED TO OTHER ACCOUNTS | DEDUCTIONS (a) | BALANCE AT END OF PERIOD |
| 2003 | $22,402 | $14,505 | $— | $(14,219) | $22,688 |
| 2002 | 22,675 | 17,817 | — | (18,090) | 22,402 |
| 2001 | 21,722 | 17,435 | — | (16,482) | 22,675 |

(a) Accounts written off net of recoveries.

### ALLOWANCE FOR COSTS OF DISCONTINUED OPERATIONS

| | | ADDITIONS | | | |
|---|---|---|---|---|---|
| | BALANCE AT BEGINNING OF PERIOD | (1) CHARGED TO COSTS AND EXPENSES | (2) CHARGED TO OTHER ACCOUNTS | DEDUCTIONS | BALANCE AT END OF PERIOD |
| 2003 | $ 1,220 | $ — | $— | $ (392) | $ 828 |
| 2002 | 3,257 | — | — | (2,037) | 1,220 |
| 2001 | 22,144 | 3,561 | — | (22,448) | 3,257 |

### RESTRUCTURING RESERVES

| | | ADDITIONS | | | |
|---|---|---|---|---|---|
| | BALANCE AT BEGINNING OF PERIOD | (1) CHARGED TO COSTS AND EXPENSES | (2) CHARGED TO OTHER ACCOUNTS | DEDUCTIONS | BALANCE AT END OF PERIOD |
| 2003 | $ 67,675 | $ 7,800 | $— | $ (34,033) | $ 41,442 |
| 2002 | 370,536 | — | — | (302,861) | 67,675 |
| 2001 | — | 652,241 | — | (281,705) | 370,536 |

## INDEX TO EXHIBITS

## ITEM 15(3)

**Exhibit No.**

(3) Articles of incorporation and by-laws:

3.1 CNF Inc. Certificate of Incorporation, as amended. (Exhibit 3.1 to CNF's Form 10-K for the year ended December 31, 2002*)

3.2 CNF Inc. By-laws, as amended September 28, 1998. (Exhibit 3.2 to CNF's Form 10-K for the year ended December 31, 2002*)

(4) Instruments defining the rights of security holders, including debentures:

4.1 Certificate of Designations of the Series B Cumulative Convertible Preferred Stock. (Exhibit 4.1 as filed on Form SE dated May 25, 1989*)

4.2 Indenture between the Registrant and Bank One, Columbus, NA, as successor trustee, with respect to 9 1/8% Notes Due 1999, Medium-Term Notes, Series A and 7.35% Notes due 2005. (Exhibit 4.1 as filed on Form SE dated March 20, 1990*)

4.3 Indenture between the Registrant and The First National Bank of Chicago Bank, trustee, with respect to debt securities. (Exhibit 4(d) as filed on Form S-3 dated June 27, 1995*)

4.4 Indenture between the Registrant and Bank One, Columbus, NA, trustee, with respect to subordinated debt securities. (Exhibit 4(e) as filed on Form S-3 dated June 27, 1995*)

4.5 Form of Security for 7.35% Notes due 2005 issued by Consolidated Freightways, Inc. (Exhibit 4.4 as filed on Form S-4 dated June 27, 1995*)

4.6 Declaration of Trust of the Trust (Exhibit 4(k) to CNF's Amendment 1 to Form S-3 dated May 30, 1997*)

4.7 Form of Amended and Restated Declaration of Trust of the Trust, including form of Trust Preferred Security. (Exhibit 4(l) to CNF's Amendment 1 to Form S-3 dated May 9, 1997*)

4.8 Form of Guarantee Agreement with respect to Trust Preferred Securities. (Exhibit 4(m) to CNF's Amendment 1 to Form S-3 dated May 30, 1997*)

4.9 Form of Indenture between CNF Transportation Inc. and Bank One Trust Company, National Association (Exhibit 4(d)(i) to CNF's Form 8-K dated March 3, 2000*).

4.10 Form of Security for 8 7/8% Notes due 2010 issued by CNF Transportation Inc. (Exhibit 4(i) to CNF's Form 8-K dated March 3, 2000*).

4.11 $350 million Amended and Restated Credit Agreement dated July 3, 2001 among CNF Inc. and various financial institutions. (Exhibit 4.11 to CNF's Form 10-K for the year ended December 31, 2002*)

4.12 Security Agreement for the $350 million Credit Agreement dated December 21, 2001. (Exhibit 4.12 to CNF's Form 10-K for the year ended December 31, 2002*)

4.13 Amendment No. 1 dated December 21, 2001 to the $350 Million Credit Agreement. (Exhibit 4.13 to CNF's Form 10-K for the year ended December 31, 2002*)

4.14 Amendment No. 2 dated February 22, 2002 to the $350 Million Credit Agreement. (Exhibit 4.14 to CNF's Form 10-K for the year ended December 31, 2002*)

4.15 Amendment No. 3 dated August 1, 2003 to the $350 Million Credit Agreement. (Exhibit 4.15 to CNF's Form 10-Q for the quarter ended June 30, 2003*)

4.16 Amendment dated August 8, 2003 to 6.00% Senior CNF Plan Guaranteed Notes. (Exhibit 4.16 to CNF's Form 10-Q for the quarter ended June 30, 2003*)

4.17 Amendment No. 4 dated January 23, 2004 to the $350 Million Credit Agreement.

**Exhibit No.**

Instruments defining the rights of security holders of long-term debt of CNF Inc., and its subsidiaries for which financial statements are required to be filed with this Form 10-K, of which the total amount of securities authorized under each such instrument is less than 10% of the total assets of CNF Inc. and its subsidiaries on a consolidated basis, have not been filed as exhibits to this Form 10-K. CNF agrees to furnish a copy of each applicable instrument to the Securities and Exchange Commission upon request.

(10) Material contracts:

10.1 Consolidated Freightways, Inc. Long-Term Incentive Plan of 1988 as amended through Amendment 3. (Exhibit 10.2 as filed on Form SE dated March 25, 1991*#)

10.2 Emery Air Freight Plan for Retirees, effective October 31, 1987. (Exhibit 4.23 to the Emery Air Freight Corporation Quarterly Report on Form 10-Q dated November 16, 1987**)

10.3 Trust Indenture, dated as of November 1, 1988, between City of Dayton, Ohio and Security Pacific National Trust Company (New York), as Trustee and Bankers Trust Company, Trustee. (Exhibit 4.1 to Emery Air Freight Corporation Current Report on Form 8-K dated December 2, 1988**)

10.4 Bond Purchase Agreement dated November 7, 1988, among the City of Dayton, Ohio, the Emery Air Freight Corporation and Drexel Burnham Lambert Incorporated. (Exhibit 28.7 to the Emery Air Freight Corporation Current Report on Form 8-K dated December 2, 1988**)

10.5 Lease agreement dated November 1, 1988 between the City of Dayton, Ohio and Emery Air Freight Corporation. (Exhibit 10.1 to the Emery Air Freight Corporation Annual Report on Form 10-K for the year ended December 31, 1988**)

10.6 Official Statement of the Issuer's Special Facilities Revenue Refunding Bonds, 1993 Series E and F dated September 29, 1993 among the City of Dayton, Ohio and Emery Air Freight Corporation. (Exhibit 10.1 to CNF's Form 10-Q for the quarterly period ended September 30, 1993*).

10.7 Trust Indenture, dated September 1, 1993 between the City of Dayton, Ohio and Banker's Trust Company as Trustee. (Exhibit 10.2 to CNF's Form 10-Q for the quarterly period ended September 30, 1993*).

10.8 Supplemental Lease Agreement dated September 1, 1993 between the City of Dayton, Ohio, as Lessor, and Emery Air Freight Corporation, as Lessee. (Exhibit 10.3 to CNF's Form 10-Q for the quarterly period ended September 30, 1993*).

10.9 Supplemental Retirement Plan dated January 1, 1990. (Exhibit 10.31 to CNF's Form 10-K for the year ended December 31, 1993*#)

10.10 Directors' 24-Hour Accidental Death and Dismemberment Plan. (Exhibit 10.32 to CNF's Form 10-K for the year ended December 31, 1993*#)

10.11 Board of Directors' Compensation Plan dated January 1, 1994. (Exhibit 10.34 to CNF's Form 10-K for the year ended December 31, 1993*#)

10.12 Directors' Business Travel Insurance Plan. (Exhibit 10.36 to CNF's Form 10-K for the year ended December 31, 1993*#)

10.13 Deferred Compensation Plan for Executives 1998 Restatement. (Exhibit 10.20 to CNF's Form 10-K for the year ended December 31, 1997. *#)

10.14 Amended and Restated 1993 Nonqualified Employee Benefit Plans Trust Agreement dated January 1, 1995. (Exhibit 10.38 to CNF's Form 10-K for the year ended December 31, 1994.*#)

10.15 Employee Benefit Matters Agreement by and between Consolidated Freightways, Inc. and Consolidated Freightways Corporation dated December 2, 1996. (Exhibit 10.33 to CNF's form 10-K for the year ended December 31, 1996.*#)

**Exhibit No.**

10.16 Distribution Agreement between Consolidated Freightways, Inc., and Consolidated Freightways Corporation dated November 25, 1996. (Exhibit 10.34 to CNF's Form 10-K for the year ended December 31, 1996.*)

10.17 Transition Services Agreement between CNF Service Company, Inc. and Consolidated Freightways Corporation dated December 2, 1996. (Exhibit to CNF's Form 10-K for the year ended December 31, 1996.*)

10.18 Tax Sharing Agreement between Consolidated Freightways, Inc., and Consolidated Freightways Corporation dated December 2, 1996. (Exhibit to CNF's Form 10-K for the year ended December 31, 1996.*)

10.19 CNF Inc. 1997 Equity and Incentive Plan as amended as of January 31, 2000. (Exhibit A to CNF's Proxy Statement dated March 20, 2000. *#)

10.20 CNF Inc. Deferred Compensation Plan for Directors 1998 Restatement. (Exhibit 10.34 to CNF's Form 10-K for the year ended December 31, 1997. *#)

10.21 CNF Inc. Executive Severance Plan. (Exhibit 10.32 to CNF's Form 10-K for the year ended December 31, 1998.*#)

10.22 Value Management Plan dated June 28, 1999. (Exhibit 10.33 to CNF's Form 10-K for the year ended December 31, 1999.*#)

10.23 Amendment No. 1 dated June 28, 1999, to the Deferred Compensation Plan for Executives 1998 Restatement. (Exhibit 10.30 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.24 Amendment No. 2 dated August 21, 2000, to the Deferred Compensation Plan for Executives 1998 Restatement. (Exhibit 10.31 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.25 Amendment No. 3 dated January 1, 2001, to the Deferred Compensation Plan for Executives 1998 Restatement. (Exhibit 10.32 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.26 Amendment No. 4 dated May 14, 2001, to the Deferred Compensation Plan for Executives 1998 Restatement. (Exhibit 10.33 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.27 Amendment No. 5 dated December 4, 2001 to the Deferred Compensation Plan for Executives 1998 Restatement. (Exhibit 10.34 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.28 Amendment No. 1 dated April 30, 1999, to the Amended and Restated Retirement Plan for Directors of CNF Transportation Inc. (Exhibit 10.35 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.29 Amendment No. 1 dated December 13, 2000, to the CNF Inc. Executive Severance Plan. (Exhibit 10.39 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.30 Amendment No. 2 dated April 30, 2000, to the CNF Inc. Executive Severance Plan. (Exhibit 10.40 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.31 Amendment No. 3 dated December 4, 2001, to the CNF Inc. Executive Severance Plan. (Exhibit 10.41 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.32 Amendment No. 1 dated August 21, 2000, to the Value Management Plan dated June 28, 1999.#

10.33 Amendment No. 2 dated January 29, 2001, to the Value Management Plan dated June 28, 1999.#

**Exhibit No.**

10.34 Amendment No. 3 dated May 14, 2001, to the Value Management Plan dated June 28, 1999.#

10.35 Amendment No. 4 dated December 4, 2001, to the Value Management Plan dated June 28, 1999. (Exhibit 10.42 to CNF's Form 10-K for the year ended December 31, 2002.*#)

10.36 Consulting Agreement between CNF Inc. and Gregory L. Quesnel dated February 18, 2004.

10.37 CNF Inc. Summary of Incentive Compensation plans for 2004. #

(12.a) Computation of ratios of earnings to fixed charges.

(12.b) Computation of ratios of earnings to combined fixed charges and preferred stock dividends.

(18) Preferability Letter of Independent Public Auditors related to the change in the measurement date for CNF's pension plans from December 31 to November 30.

(21) Significant Subsidiaries of CNF.

(23.1) Consent of Independent Public Auditors.

(31) Certification of Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certification of Officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional documents:

99.1 CNF Inc. 2003 Notice of Annual Meeting and Proxy Statement filed on Form DEF 14A. (Only those portions referenced herein are incorporated in this Form 10-K. Other portions are not required and, therefore, are not "filed" as a part of this Form 10-K. *)

99.2 Note Agreement dated as of July 17, 1989, between the ESOP, Consolidated Freightways, Inc. and the Note Purchasers named therein. (Exhibit 28.1 as filed on Form SE dated July 21, 1989*)

99.3 Guarantee and Agreement dated as of July 17, 1989, delivered by Consolidated Freightways, Inc. (Exhibit 28.2 as filed on Form SE dated July 21, 1989*).

99.4 Form of Restructured Note Agreement between Consolidated Freightways, Inc., Thrift and Stock Ownership Trust as Issuer and various financial institutions as Purchasers named therein, dated as of November 3, 1992. (Exhibit 28.4 to CNF's Form 10-K for the year ended December 31, 1992*).

Footnotes to Exhibit Index

* Previously filed with the Securities and Exchange Commission and incorporated herein by reference.

** Incorporated by reference to indicated reports filed under the Securities Act of 1934, as amended, by Emery Air Freight Corporation File No. 1-3893.

# Designates a contract or compensation plan for Management or Directors.

Exhibit 12(a)

# CNF INC.

## COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
### Year Ended December 31,

| (Dollars in thousands) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Fixed Charges: | | | | | |
| Interest expense | $ 30,071 | $ 23,558 | $ 27,992 | $ 29,972 | $ 25,972 |
| Capitalized interest | 241 | 455 | 864 | 4,636 | 5,864 |
| Amortization of debt expense | 1,354 | 1,321 | 1,064 | 1,044 | 908 |
| Dividend requirement on Series B Preferred Stock (1) | 10,072 | 10,331 | 10,606 | 10,808 | 10,992 |
| Interest component of rental expense (2) | 17,138 | 19,564 | 25,033 | 38,161 | 41,363 |
| Fixed Charges | $ 58,876 | $ 55,229 | $ 65,559 | $ 84,621 | $ 85,099 |
| Earnings (Loss): | | | | | |
| Income (Loss) from continuing operations before taxes (3) | $156,016 | $146,244 | $(695,933) | $261,196 | $332,260 |
| (Income) Loss from equity-method investment | (20,718) | (18,188) | 9,415 | 560 | — |
| | 135,298 | 128,056 | (686,518) | 261,756 | 332,260 |
| Fixed charges | 58,876 | 55,229 | 65,559 | 84,621 | 85,099 |
| Capitalized interest | (241) | (455) | (864) | (4,636) | (5,864) |
| Preferred dividend requirements (4) | (10,072) | (10,331) | (10,606) | (10,808) | (10,992) |
| | $183,861 | $172,499 | $(632,429) | $330,933 | $400,503 |
| Ratio | 3.1x | 3.1x | (9.6)x | 3.9x | 4.7x |
| Deficiency in the coverage of fixed charges by earnings (loss) before fixed charges | — | — | (697,988) | — | — |

(1) Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the CNF's Thrift and Stock Plan.

(2) Estimate of the interest portion of lease payments.

(3) For the year ended December 31, 2001, results included a $652.2 million loss from restructuring charges at Forwarding and Menlo Worldwide Logistics' $47.5 million loss from the business failure of a customer.

(4) Preferred stock dividend requirements included in Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.

**Exhibit 12(b)**

## CNF INC.

### COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
### Year Ended December 31,

| (Dollars in thousands) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Combined Fixed Charges and Preferred Stock Dividends: | | | | | |
| Interest expense | $ 30,071 | $ 23,558 | $ 27,992 | $ 29,972 | $ 25,972 |
| Capitalized interest | 241 | 455 | 864 | 4,636 | 5,864 |
| Amortization of debt expense | 1,354 | 1,321 | 1,064 | 1,044 | 908 |
| Dividend requirement on Series B Preferred Stock (1) | 10,072 | 10,331 | 10,606 | 10,808 | 10,992 |
| Dividend requirement on preferred securities of subsidiary trust | 6,250 | 6,250 | 6,250 | 6,250 | 6,250 |
| Interest component of rental expense (2) | 17,138 | 19,564 | 25,033 | 38,161 | 41,363 |
| Fixed Charges | $ 65,126 | $ 61,479 | $ 71,809 | $ 90,871 | $ 91,349 |
| Earnings (Loss): | | | | | |
| Income (Loss) from continuing operations before taxes (3) | $156,016 | $146,244 | $(695,933) | $261,196 | $332,260 |
| (Income) Loss from equity-method investment | (20,718) | (18,188) | 9,415 | 560 | — |
| | 135,298 | 128,056 | (686,518) | 261,756 | 332,260 |
| Fixed charges | 65,126 | 61,479 | 71,809 | 90,871 | 91,349 |
| Capitalized interest | (241) | (455) | (864) | (4,636) | (5,864) |
| Preferred dividend requirements (4) | (10,072) | (10,331) | (10,606) | (10,808) | (10,992) |
| | $190,111 | $178,749 | $(626,179) | $337,183 | $406,753 |
| Ratio | 2.9x | 2.9x | (8.7)x | 3.7x | 4.5x |
| Deficiency in the coverage of fixed charges by earnings (loss) before fixed charges | — | — | (697,988) | — | — |

(1) Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the CNF's Thrift and Stock Plan.

(2) Estimate of the interest portion of lease payments.

(3) For the year ended December 31, 2001, results included a $652.2 million loss from restructuring charges at Forwarding and Menlo Worldwide Logistics' $47.5 million loss from the business failure of a customer.

(4) Preferred stock dividend requirements included in Combined Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.

**Exhibit 18**

CNF Inc.
Portland, Oregon 97201
January 26, 2004

Ladies and Gentlemen:

We have audited the consolidated balance sheets of CNF Inc. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income for each of the years in the two year period ended December 31, 2003, and have reported thereon under date of January 26, 2004. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2003. As stated in Note 12 to those financial statements, the Company changed the measurement date for its pension plan from December 31 to November 30. Management believes that the newly adopted accounting principle is preferable in the circumstances because it improves the Company's control procedures in regard to reviewing the completeness and accuracy of the actuarial calculations. The Company has stated that the new measurement date will allow the Company adequate time to review its pension plan calculations prior to future Securities and Exchange Commission accelerated filing requirements. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP

**KPMG LLP**

**Exhibit 21**

# CNF INC.

## SIGNIFICANT SUBSIDIARIES
## December 31, 2003

CNF and its significant subsidiaries were:

| Parent and Significant Subsidiaries | Percent of Stock Owned by CNF | State or Province or Country of Incorporation |
|---|---|---|
| CNF Inc. | | Delaware |
| Significant Subsidiaries of CNF Inc.: | | |
| Con-Way Transportation Services, Inc. | 100 | Delaware |
| Menlo Worldwide, LLC | 100 | Delaware |
| Emery Worldwide Airlines, Inc. | 100 | Nevada |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements (Nos. 333-48733, 333-92399, 333-36180, 333-54558, 333-102749, and 333-104803 on Form S-8 and 333-56667 on Form S-3) of CNF Inc. and subsidiaries of our reports dated January 26, 2004, with respect to the consolidated balance sheets of CNF Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and the related financial statement schedule, which reports appear in the December 31, 2003 annual report on Form 10-K of CNF Inc.

Our reports refer to the revisions to the 2001 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by CNF Inc. as of January 1, 2002, as described in Note 1 to the consolidated financial statements, as well as the adjustments that were applied to restate the disclosures of reportable segments reflected in the 2001 consolidated financial statements to conform to the 2003 and 2002 composition of reportable segments, as discussed in Note 16 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such revisions and adjustments.

/s/ KPMG LLP

**KPMG LLP**

San Francisco, California
March 9, 2004

**Exhibit 31**

## CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory L. Quesnel, certify that:

1. I have reviewed this Annual Report on Form 10-K of CNF Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

March 9, 2004

/s/ GREGORY L. QUESNEL

**Gregory L. Quesnel**
**Chief Executive Officer**

Exhibit 31

**CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Chutta Ratnathicam, certify that:

1. I have reviewed this Annual Report on Form 10-K of CNF Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

March 9, 2004

/s/ CHUTTA RATNATHICAM

**Chutta Ratnathicam**
**Chief Financial Officer**

**Exhibit 32**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of CNF Inc. (the "Company") for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory L. Quesnel, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 9, 2004

/s/ GREGORY L. QUESNEL

Name: **Gregory L. Quesnel**
Title: **Chief Executive Officer**

Exhibit 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of CNF Inc. (the "Company") for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Chutta Ratnathicam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 9, 2004

/s/ CHUTTA RATNATHICAM

Name: **Chutta Ratnathicam**
Title: **Chief Financial Officer**

# Shareholders' Information

## CNF Inc.

3240 Hillview Avenue, Palo Alto, CA 94304 Tel: (650) 494-2900 cnf.com CNF is an equal opportunity employer.

**News Media** Inquiries should be made to the Director of Public Relations at (650) 813-5336 or e-mail CNFMedia@cnf.com.

**Shareholders and Investors** Inquiries should be addressed to the Director of Investor Relations, or call toll-free (800) 340-6641, or e-mail CNFInvest@cnf.com.

**Stock Exchanges** New York and Pacific

**Ticker Symbol** CNF

**Transfer Agent and Registrar** The Bank of New York For shareholder information, call (866) 517-4584 or e-mail shareowner-svcs@bankofny.com.

**Annual Shareholders' Meeting** The 2004 Annual Meeting will be held at 9:00 a.m., Tuesday, April 20, 2004, at the Hotel duPont in Wilmington, Delaware.

**Auditors** KPMG LLP

## Con-Way Transportation Services

110 Parkland Plaza, Ann Arbor, MI 48103 Tel: (734) 769-0203 con-way.com

**Con-Way Western Express** 6301 Beach Boulevard Suite 300, Buena Park, CA 90621 Tel: (714) 562-0110

**Con-Way Central Express** 4880 Venture Drive, Ann Arbor, MI 48108 Tel: (734) 994-6600

**Con-Way Southern Express** 14500 Trinity Boulevard Suite 118, Fort Worth, TX 76155 Tel: (817) 358-3600

**Con-Way Air** 277 Southfield Parkway Suite 170, Forest Park, GA 30297 Tel: (866) 229-1800 con-wayair.com

**Con-Way Logistics** 2759 N. Eola Road Suite D, Aurora, IL 60504 Tel: (630) 449-1000 con-waylogistics.com

**Con-Way NOW** 4840 Venture Drive Suite 100, Ann Arbor, MI 48108 Tel: (734) 669-8081 con-waynow.com

## Menlo Worldwide

One Lagoon Drive Suite 400, Redwood City, CA 94065 Tel: (650) 596-9600 menloworldwide.com

**Amsterdam:** Koolhovenlaan 25, 1119 NB Schiphol-Rijk Amsterdam, The Netherlands Tel: 31 (0) 20 655 8100 Fax: 31 (0) 20 655 8101

**Frankfurt:** Langer Kornweg 8, 65451 Kelsterbach Frankfurt, Germany Tel: 49 6107 778 0 Fax: 49 6107 778 216

**Hong Kong:** Units 617-628, 6/F., Trade Square 681 Cheung Sha Wan Road, Kowloon, Hong Kong Tel: (852) 2796 3883 Fax: (852) 2753 5368

**London:** Unit 19, Airlinks Industrial Estate, Spitfire Way, Heston, Middlesex TW5 9NR, United Kingdom Tel: 44-(0)20-8260-6031 Fax: 44-(0)20-8260-6100

**Singapore:** 60 ALPS Avenue, Singapore 498815 Tel: (65) 6319 6500 Fax: (65) 6319 6448

**São Paulo:** Avenida Angelica 819, 7th Floor *CEP 01227-000, São Paulo, SP, Brazil,* Tel: 55 11 3823 8660 Fax: 55 11 3823 8655

**Sydney:** Units 16/17 Discovery Cove, 1801 Botany Road Banksmeadow, Sydney, Australia, NS 2019 Tel: (612) 9316 2111 Fax: (612) 9316 7337

**Tokyo:** Meiji-Seimei Shin-Urayasu Bldg. 9th Floor 1-5-2, Irifune, Urayasu-shi, Chiba-ken, Japan 279-0012 Tel: (81) 47 382 3850 Fax: (81) 47 382 3855

**Menlo Worldwide Forwarding** One Lagoon Drive Suite 400, Redwood City, CA 94065 Tel: (650) 596-9600

**Menlo Worldwide Logistics** One Lagoon Drive Suite 300, Redwood City, CA 94065 Tel: (650) 596-4000

**Menlo Worldwide Technologies** One Lagoon Drive Suite 400, Redwood City, CA 94065 Tel: (650) 596-9600

**Vector SCM** 27275 Haggerty Road Suite 550, Novi, MI 48377 Tel: (248) 675-7000 vectorscm.com

**Menlo Worldwide Trade Services** 6940A Engle Road, Middleburg Heights, OH 44130 Tel: (440) 243-9326

**Menlo Worldwide Expedite!** 10881 Lowell Suite 220, Overland Park, KS 66210 Tel: (800) 406-8997

## Road Systems

2001 South Benton Street, Searcy, AR 72143 Tel: (501) 279-0991

# Shareholders' Information

## Board of Directors

**W. Keith Kennedy, Jr.*** (8), Chairman of the Board

**Gregory L. Quesnel*** (6), President & Chief Executive Officer – CNF Inc.

**Robert Alpert*** (28), Chairman of the Board – Alpert Corporation

**Margaret G. Gill** (10), Retired Senior Vice President, Legal, External Affairs & Secretary – Air Touch Communications

**Robert Jaunich II*** (12), Managing Director – The Fremont Group

**Michael J. Murray** (7), Retired President, Global Corporate & Investment Banking – Bank of America Corporation

**John C. Pope** (2), Chairman – PFI Group, LLC

**Robert D. Rogers** (14), President & Chief Executive Officer – Texas Industries, Inc.

**William J. Schroeder** (8), President & Chief Executive Officer – Vormetric, Inc.

**Peter W. Stott** (1), President & Chief Executive Officer – Crown Pacific

**Robert P. Wayman** (11), Executive Vice President & Chief Financial Officer – Hewlett-Packard Company

**Chelsea C. White III** (1), Chair of Transportation and Logistics – Georgia Institute of Technology

***Member of Executive Committee** **(Years on Board)**

## CNF Inc. Corporate Officers

**Gregory L. Quesnel**, President & Chief Executive Officer

**Gerald L. Detter**, Senior Vice President

**Chutta Ratnathicam**, Senior Vice President & Chief Financial Officer

**Eberhard G. H. Schmoller**, Senior Vice President, General Counsel & Corporate Secretary

**John H. Williford**, Senior Vice President

**James R. Allen**, Vice President – Public Affairs & Corporate Communications

**J. Craig Boretz**, Vice President & Chief Tax Officer

**D. Wayne Byerley, Jr.**, Vice President – Purchasing

**Kevin S. Coel**, Vice President & Controller

**Keith Sawallich**, Vice President – Administration

**David L. Slate**, Vice President – Human Resources & Deputy General Counsel

**Roy L. Swackhamer**, Vice President & Chief Information Officer

**Mark C. Thickpenny**, Vice President & Treasurer

## Principal Operating Management

### Con-Way Transportation Services

**Gerald L. Detter**, President & Chief Executive Officer

**Bryan M. Millican**, Executive Vice President – Sales & Marketing

**Douglas W. Stotlar**, Executive Vice President & Chief Operating Officer

**Jacquelyn A. Barretta**, Vice President – Information Services

**Keith W. Burnett**, Vice President – Administration

**Scott J. Engers**, Vice President & Corporate Counsel

**Julia P. Jannausch**, Vice President – Human Resources

**William C. Litty**, Vice President – National Sales

**Edward P. Moritz**, Vice President – Marketing

**Kevin C. Schick**, Vice President, Controller & Treasurer

**Richard D. Trott**, Vice President – Strategic Planning

### Con-Way Western Express

**John G. Labrie**, President & Chief Executive Officer

### Con-Way Central Express

**David S. McClimon**, President & Chief Executive Officer

### Con-Way Southern Express

**David L. Miller**, President & Chief Executive Officer

### Con-Way Air

**Gary P. Baude**, Vice President & General Manager

### Con-Way Logistics

**Michael S. Bare**, Vice President & General Manager

### Con-Way NOW

**J. Edwin Conaway**, President & Chief Executive Officer

### Menlo Worldwide

**John H. Williford**, President & Chief Executive Officer

**Edward G. Feitzinger**, Senior Vice President – Sales & Marketing

**Robert W. Coon**, Vice President – Human Resources

**Jennifer Pileggi**, Vice President & Corporate Counsel

**John H. Rocheleau**, Vice President – Finance

### Menlo Worldwide Forwarding

**Eric W. Kirchner**, Executive Vice President & Chief Operating Officer

### Menlo Worldwide Logistics

**Robert L. Bianco**, President & Chief Executive Officer

### Vector SCM

**Gary D. Kowalski**, President & Chief Executive Officer

### Road Systems

**Lynn C. Reinbolt**, General Manager

# Raymond F. O'Brien Award of Excellence

In 1996, the company established the Raymond F. O'Brien Award of Excellence in honor of Mr. O'Brien, the company's Chairman Emeritus.

Companywide recipients nominated by their peers are selected on the basis of qualities that distinguished Mr. O'Brien during his 37-year career with CNF: service excellence, innovative solutions, cost controls, development of others and ethics/integrity.

## The 2003 Recipients of CNF's Most Prestigious Employee Honor Were:

**Vinayaka M. Athreya**, Manager of Engineering, Vector SCM, Novi, MI

**Patricia L. Foresman**, Training Manager, Menlo Worldwide Technologies, Throop, PA

**Davie L. Metzger**, Driver Sales Representative and Apprentice Driver Trainer, Con-Way Central Express, St. Louis, MO

**Debra F. Schramm**, Director of Risk Management, CNF Inc., Portland, OR

**Fortunata Stabile**, Manager, Operations, Menlo Worldwide Forwarding, Springfield Gardens, NY



## Past Award Recipients

**2002**

Gary A. Bell, Judy L. Futch, Carolyn D. Havis, Gregory K. Pike, TamiLea Sowle

**2001**

Hector Ahorrio, Mary Hallgren, Gerry Jeffs, Mark Lombardo, Robert Simons

**2000**

Edwina Bock, D. Wayne Byerley, Jr., William Dolezal, Stuart Frost, Shelley Levitt

**1999**

Michelle K. Braun, Denise J. Johnson, Norman A. Rud, Rajiv Saxena, Ph. D., Benny L. Stover

**1998**

J.W. "Bill" Clements, Leland R. Grigsby, James D. Nelson, James A. Patrick, Sandra C. Pesina

**1997**

Gary L. Crumrine, Donna-Lynn Kublick, Gerald A. Kyle, Richard V. Palazzo, Michael G. Roach

**1996**

June E. Hyatt, Mani Manivannan, Derek J. Seath, Richard W. Sutphen, Robert R. Zoesch



Con-Way Transportation Services

Menlo Worldwide

Con-Way Central Express

Vector SCM

Con-Way Southern Express



Menlo Worldwide Forwarding

Con-Way Logistics

Con-Way NOW

Menlo Worldwide Logistics

Con-Way Western Express

Menlo Worldwide Trade Services

Con-Way Air

Menlo Worldwide Expedite!

Road Systems

Menlo Worldwide Technologies

